
conEdison

Con Edison 2004 Annual Report *Leading the Way*



To Our Shareholders



In 2004, Con Edison built on its legacy of leadership by focusing on its core business. As we have done for more than 180 years, we worked diligently to meet the region's evolving energy needs. Our customers demand and deserve nothing less.

Accomplishments in 2004 included the opening of three major substations, just one element of the far-reaching infrastructure investment program for our electric, gas, and steam businesses. We worked with public officials and consumer groups to reach constructive agreements on new rate plans. We remained active in communities in metropolitan New York, supporting educational programs for young people and sponsoring initiatives that promote conservation and environmental protection. To foster the continuing improvement of our workforce, we further strengthened employee-training and leadership programs, primarily through The Learning Center, our utility university.

Our two regulated subsidiaries are Con Edison Company of New York, which serves New York City and Westchester County, and Orange and Rockland Utilities (O&R), which delivers electricity and gas to Orange, Rockland, and Sullivan counties in southeastern New York State and adjacent sections of New Jersey and Pennsylvania. Together, our team of more than 13,000 employees delivers electricity to 3.4 million customers, and serves 1.2 million gas customers and more than 1,800 steam customers. In addition, our competitive energy and telecommunications businesses serve wholesale and retail markets in the northeastern and mid-Atlantic states.

Growth and Opportunity

From Broadway, which has never shone brighter, to Lower Manhattan, which is in the midst of an impressive rebirth, to the Hudson Valley, which has become the state's fastest growing region, Con Edison's service area is marked by dynamic growth and unrivaled opportunity. Forty million tourists visited New York City last year, a new record. New construction permits were at an all-time high. The past year also saw a diversification of the area's economy as a number of industries, including film and television production, expanded in our service area. The metropolitan New York City area continues to benefit from its highly skilled workforce, and remains a vital center for service industries such as finance, media, law, and design. The region's transportation infrastructure makes it a hub of international trade.

At Con Edison, we support growth by delivering energy – reliably, safely, and efficiently. To achieve this goal, we have pursued a strategy that continually expands the capacity of our infrastructure and improves its performance; broadens and deepens our expertise; and invests in our technological and human resources.

At Work in New York

New York's economic vitality is driving increased demand for energy. The peak demand for electric energy in Con Edison of New York's service area is projected to rise by approximately 13 percent over the next 10 years. In O&R's service area, electricity use is projected to grow approximately 20 percent in the next 10 years. To meet these increased needs with the reliability that our customers expect, we invested more than $1.3 billion in 2004 in our electricity, gas, and steam infrastructure. Over the next five years, our capital program will average about $1.6 billion per year.

We operate the most complex electric, gas, and steam delivery systems in the nation. Maintaining, strengthening, and expanding these systems poses unique logistical, engineering, and financial challenges. Energy infrastructure has to be built where the demand for energy is growing, not where it is easiest to build. Every building project – and there are hundreds being planned in our service area – requires the construction of new energy delivery and transmission infrastructure. But digging, boring, installing, and repairing under the busy streets of



Through the advanced research now underway at the Cable and Splice Center for Excellence, a state-of-the-art laboratory established in conjunction with the Electric Power Research Institute, Con Edison is leading the way to an even greater understanding of electric cable systems and components. The benefit for our customers — and the customers of the four other utility companies collaborating in this research — is improved electric reliability and performance.

Senior engineer Dr. Yingli Wen helps direct the efforts of an interdisciplinary corps of engineers and technicians at Con Edison's Cable and Splice Center for Excellence.

New York is both expensive and very complicated. Our power lines and gas and steam mains co-exist with the city's extensive subterranean water, telephone, communications, and transportation infrastructure. Every day, Con Edison's professionals work on ambitious timetables, in limited workspaces, and amid the bustle of New York.

The new substations we opened in the service areas of Con Edison of New York and O&R during 2004 will help us meet present electric needs while adding capacity for the future needs of our customers. Each new substation represents the collaborative work of hundreds of dedicated employees – engineers, splicers, mechanics, planners, and managers among them. In addition, during this past year, we made significant progress in gaining community and customer understanding of the challenges we face when locating, designing, and planning the 13 substations that need to be constructed in our service areas by 2010. The opening of the substation at 7 World Trade Center was particularly noteworthy because it not only replaces a facility lost on September 11, but is also large enough to accommodate the area's future need for electricity.

To meet the increase in demand for natural gas, in 2004 we made significant investments to expand and strengthen our gas delivery system, including the replacement of more than 51 miles of gas mains.

We are also nearing completion of our single largest construction project in decades, the installation of two new steam electric generation units at our East River station in Manhattan. When completed, these new units will provide 125 megawatts of additional electric supply in the summer months and enhance the reliability of our steam system.

Con Edison opened three major substations in 2004, including one at 7 World Trade Center.



Our energy transmission and delivery systems – like bridges, subways, tunnels, ports, and airports – are vital to the area's well-being and growth. The system investments we are making will provide earnings growth for our shareholders in the next few years. We are confident that both customers and investors will share in the benefits of Con Edison's investments.

Stable Financial Performance

Net income in 2004 was $537 million, or $2.28 per share. As shown on the Financial Highlights page of this report, earnings from ongoing operations in 2004 were $629 million, or $2.67 per share, compared with $649 million, or $2.95 per share in 2003. In 2004, we were at or near the end of our major multi-year rate plans. Some expenses exceeded the amounts allowed in rates, as did the costs associated with our expanding capital program. From 2005 forward, with new rate plans in effect or close to approval, we expect earnings to increase to levels that will maintain the company's financial strength and flexibility. In January, we announced expected earnings for 2005 in the range of $2.75 to $2.90 a share. (See "Forward-Looking Statements" in the financial section of this report.)

Con Edison common stock ended the year at $43.75, up 1.7 percent for the year. Including dividends, total return to Con Edison shareholders in 2004 was 7.3 percent.

We know that our investors value and have come to expect consistency and low volatility. Returns to Con Edison shareholders have been remarkably steady over the longer term, thanks in part to our strong dividend record. In January 2005, we increased our dividend for the 31st consecutive year to an annualized $2.28 per share. That represents a 5.2 percent yield to investors, based on January's average stock price. Con Edison is the only utility in the S&P 500 to be included in Standard & Poor's Dividend Aristocrats list, a group of 58 companies in the index that have increased dividends in each of the past 25 years.

Over the past five years, Con Edison shareholders have enjoyed an average annualized return of 11 percent, including dividends, compared with 11.3 percent for the S&P Electric Utilities Index and -2.3 percent for the S&P 500. Over the past 10 years, Con Edison shareholders received an average annualized return of 11.8 percent, compared with 10.6 percent for the S&P Electric Utilities Index and 12.1 percent for the S&P 500.

These steady returns are made possible by stringent oversight that places a priority on managing finances prudently and maintaining the strength of our balance sheet, which affords us access to the capital markets on favorable terms. To help us achieve these goals, in May 2004 we issued $512 million of new equity through the sale of 14 million shares of common stock. We also continue to issue new equity through our dividend reinvestment and employee stock plans.

At year-end 2004, our equity ratio was 51 percent. We were one of just a few electric utilities rated in the "A" range by both Standard & Poor's and Moody's for both our holding company and our regulated utilities. Moody's also raised its outlook on the companies from negative to stable.

New Rate Plans

Two years ago, in preparation for the filing of Con Edison of New York's gas, steam, and electric rate cases in late 2003 and 2004, we initiated a program to educate the public about the need for expansion of the energy infrastructure. As part of this effort, we led a broad dialogue with customers, businesses, and public officials to build an understanding of the importance of major ongoing investment in the energy delivery system, and of the company's need to maintain financial strength and flexibility in order to make these investments.

Rate requests for Con Edison of New York's gas and steam services were filed with the New York State Public Service Commission (PSC) in November 2003. An agreement was reached among major parties to the cases in mid-2004. The new gas and steam rate plans became effective on October 1, 2004, and will be in effect through October 2007 and October 2006, respectively. The new rates are expected to add $126.3 million in net revenues in the first year.

In April 2004, we filed a rate increase request for Con Edison of New York's electric service. Working with many parties, we developed a joint proposal for a new three-year electric rate plan, which is to take effect on April 1, 2005. This proposal, which is subject to approval by the PSC, provides for rate increases in April 2005 and April 2007, and will represent the first time electric delivery rates have been raised in more than a decade.



Con Edison of New York's electric transmission and distribution system operates amidst walls of skyscrapers, winding through a twisting network of streets and highways, and alongside numerous other underground facilities. It includes 91,255 miles of underground cable and another 33,011 miles of overhead lines and is the country's most reliable electric system.

Maintaining and improving this system is a 24 hour-a-day, seven-day-a-week task. A talented team of Con Edison employees carries out this assignment, and their professionalism can be seen in every part of the company's service area — from the brilliantly illuminated Times Square to the lighting at local shopping malls, from the chandelier at the Metropolitan Opera House to the reading lights at our customers' bedsides.

(L-R) Won Choe, department manager; Kathy Boden, chief distribution engineer, and Matt Ketschke, general manager, Electric Operations.





(Above Top) Through the dedication of skilled employees, such as distribution splicer Jean Marie Joseph, Con Edison operates the country's most reliable electric system.

(Above Bottom) When hurricanes left homes and businesses without power in several southeastern states, crews of Con Edison employees — including Lawrence Varricchio, auto mechanic A — helped restore power.

Our communities will benefit from a number of provisions in the new rate plans, including rate discounts for low-income customers and incentive rates to attract and retain commercial businesses. New initiatives will also seek ways to grow our steam business in order to take advantage of existing capacity and relieve pressure on our electric system.

Overall, the new rate plans will allow us to fund necessary capital programs while providing safe and reliable service, and enable us to earn a reasonable return for our investors.

Competitive Businesses

In 2004, we continued our disciplined participation in the evolving competitive marketplace. Our competitive energy businesses – Con Edison Development, Con Edison Energy, and Con Edison Solutions – provide wholesale and retail electric supply and related energy services, and can operate in concert.

Following a comprehensive review, we concluded that the state-of-the-art fiber optic network constructed by our telecommunications subsidiary, Con Edison Communications, would have greater value within a broader telecommunications business model. In December 2004, we entered into an agreement to sell the company to FiberNet Telecom Group, Inc., for $37 million.

2005 and Beyond

Looking forward, our strategy is to lead the way for growth – for our customers, for our communities, and for our shareholders – by continuing to focus on our core business.

We will lead by staying ahead of demand. We will continue to invest in the region's transmission and distribution systems – planning, building, and assessing future needs so that we'll be able to deliver energy to our customers wherever and whenever they need it. Today, every customer, whether it is a family in Astoria, Queens; a new apartment/hotel complex in White Plains; a shopping mall in Orange County; or the New York Stock Exchange, can count on a reliable supply of energy. Our investment program will help us serve not only existing customers, but also the new businesses and families taking root in New York.

We will lead by making our system run more effectively and efficiently. Our broad program of research and development will continue to develop tools and technologies to improve the performance, safety, and reliability of our system.

We will lead by investing in our people. Skilled, dedicated employees are essential to our success. We will take full advantage of the rich diversity of our workforce by continuing to offer opportunities for professional development to employees at every level of the company.

The design and construction of a new substation at the 7 World Trade Center site was a complex and demanding undertaking that Con Edison planners, engineers, and field forces accomplished in record time. Under the direction of senior vice president Robert Saya, the team was driven by a shared vision of their task: Bring back the power that Lower Manhattan must have, not just to rebuild, but to grow. Energized in May 2004, the substation forms the base of the first major new office building to be built in the area since September 11 and will provide power to the new Freedom Tower complex.

The 7 WTC team members are (l-r) Jacques Charles, senior substation operator; Robert Sanchez, area manager; Milovan Blair, section manager; Robert Saya, senior vice president, Central Operations; Patrick Murphy, project manager; Jill Anderson, associate engineer A; James Mooney, project engineer, and Frantz René, technical supervisor.



Con Edison's Steam Operations MIMIC Team led the way in technical excellence in 2004. The five members of this team created an innovative computer model of the company's steam system. MIMIC surveys and displays numerous real-time information streams critical to the steam system's operation, such as steam pressure and rate of flow, as well as trends of key variables, such as environmental tracking.

The unique "intelligent" tool provides system overseers with the data they need to ensure reliable, safe, and environmentally compliant operation.

The MIMIC team members are (l-r) Joaquin Alvarez, senior engineer; Hugh McMunn, senior analyst; Charles Conroy, senior engineer; Anthony McQuade, systems manager, and Jade Wong, project manager.



We will lead by remaining focused on disciplined investment, strong financial metrics, and sound corporate governance.

And we will lead by continuing to play an active role in the larger context in which we operate. By its nature, the energy business is a highly interconnected one. As the industry continues to evolve and face challenges, we will share our experiences and build and deepen our relationships with state and regional organizations, industry counterparts, all levels of government, and business groups. Whether the subject is renewable energy, industry restructuring, national reliability standards, or the need for new generation and infrastructure investment, Con Edison will add its voice and experience to the dialogue.

Working Together

Con Edison recognizes and appreciates dedication, intelligence, and vision at all levels of the company – from our field forces to our line supervisors to our board of directors.

"Family" has long been a word used to describe Con Edison. We are proud that in 2004 many members of our team were recognized as leaders by outside organizations. Equally noteworthy are our many colleagues and coworkers serving in the armed forces.

We are proud of the many employees who every day make it possible for us to provide energy services safely, reliably, and efficiently. Our trained, thoughtful employees are doing their best in every endeavor they undertake – at work, in our communities, and in their support for environmental excellence. In this report, you will meet a few of our many leaders, including Robert Saya and the team that built the 7 World Trade Center substation in record time; Dr. Yingli Wen, senior engineer at Con Edison's Cable and Splice Center for Excellence, who helps lead the advanced and collaborative research now being conducted at the center; and Lawrence Varricchio, a member of the Con Edison crews who helped restore power following the hurricanes that devastated several southeastern states.

The accomplishments of our company and our people in 2004 give me confidence in our future. Through the leadership abilities and expertise of our employees and a steadfast, strategic focus on our core business, we are building the energy infrastructure needed to meet the region's present and future needs and to ensure the company's continued financial strength. We face exacting challenges, but in those challenges lie opportunities. In meeting them, Con Edison will continue to lead the way.

Eugene R. McGrath

Chairman, President, and
Chief Executive Officer

(Below Top) When hurricanes devastated the southeastern United States, Con Edison employees helped restore power.
(Below Bottom) The region Con Edison serves is marked by dynamic growth and unrivaled opportunity.





Leading the Way, Today and Tomorrow

Leadership in today's business world requires both vision and determination. It means knowing what must be done and decisively bringing together the resources and talent to accomplish the task.

We know what to do. Con Edison plans and builds the infrastructure needed to deliver energy to our customers – reliably, efficiently, and safely. We anticipate the need for more energy, identifying communities where the use of electricity is growing rapidly. We support research and development efforts that continually develop new, more effective technologies and tools to meet customers' needs for electric, gas, and steam services. We create innovative programs that help our customers better manage usage and costs.

We take our leadership role seriously and seek to instill it in all our endeavors, from planning substations years in advance to pursuing environmental excellence to supporting educational and community programs. We know that our efficient and reliable energy systems are critical to today's economic prosperity and to the overall well being of metropolitan New York.

The men and women of Con Edison take pride in providing an essential service to the millions of people who live and work in our service area. The men and women of Con Edison also understand that to serve a region as multiculturally and geographically diverse as ours requires an expansive view of our role and responsibilities. Our people play a crucial role in our company, our industry, and our communities. Together, in 2004, they led the way to a number of significant accomplishments and laid the groundwork for excellence in 2005 and beyond.

Leading the Way in Electric Operations

In 2004, Con Edison of New York invested more than $750 million to upgrade and reinforce our electric delivery systems. This investment included construction of new substations to meet growing electric demand and installation of more than 2,700 miles of new transmission and distribution cables. Over the next five years, we will spend almost $1 billion annually on the region's electric transmission and distribution systems. We have already acquired property in Manhattan and the Bronx and, in 2005, will begin building three new



From an array of fast, convenient payment options to outreach specialists who can help customers in many languages – Con Edison delivers world-class customer service, 24/7/365. Customer outreach advocates, such as Fred Williams, are information specialists, spreading the word about energy efficiency and conservation. In 2004, the company expanded a customer-friendly telephone program that connects callers who have specific questions or needs – such as how to establish an account – to a service representative with the exact knowledge and experience to assist them.

(L-R) Fred Williams and Marilyn Caselli, vice president, Customer Operations.

(Center, l-r) Lead mechanics John Keane and Pedro Perez study blueprints.
(Bottom) More than 40 million tourists visited metropolitan New York City in 2004.





substations at those locations. Three other substations, two in Manhattan and one in Westchester County, are also in the planning stages. In addition, to prepare for summer 2005, new transformers will be installed at four of our existing substations, adding approximately 320 megawatts of electric capacity. These transformers will help ensure reliable service to portions of our service area where the power demand by both residential and commercial customers has grown significantly.

Underlying trends indicate an improving economy throughout the region. In 2004, New York City added approximately 35,000 private, non-manufacturing jobs, helping to lower the overall commercial vacancy rate in Manhattan to about 12 percent at the end of the year. As people acquire and depend on an ever-expanding range of electronic devices, the ways they are using energy are changing. In addition, due to the rapid development of individual residential neighborhoods, such as Brooklyn's Red Hook, and commercial markets, such as downtown White Plains in Westchester County, the locations where customers need us to deliver energy have also changed. It is imperative that the infrastructure delivering energy to these locations has the capacity to serve both existing and new customers.

In the summer of 2004, there were no heat waves – the temperature reached 90 degrees or higher on only two days as compared with the usual 15 days. As a result, the actual peak electric load in our service area was lower than anticipated. We know that the hot and humid weather typical of our local summers will return, and we will be ready for it. The winter weather we experienced at the close of the year was closer to normal, and both Con Edison of New York and O&R achieved new winter peak electric loads in December 2004.

We are continually developing tools and processes that allow us to run our systems more effectively. Our Cable and Splice Center for Excellence in 2004 led an initiative to create an industry-wide database for predicting when cable will fail. We also helped develop and deployed a new device that shortens periods when crucial cable components are taken out of service during hot summer weather, resulting in lower maintenance costs and improved system reliability. With our development partner, Ambient Corporation, we tested several potential applications of power line communications (PLC) technology, which permits the transmission of data over power lines. In one trial, in Briarcliff Manor, New York, PLC was used to demonstrate that we could potentially monitor Con Edison's overhead electric system, improving reliability and safety. In another trial, our steam operations employed PLC to monitor key system parameters, such as temperature and humidity, within an underground steam tunnel that is three-quarters of a mile long.

Leading the Way in Gas and Steam Operations

During the winter 2003–2004, the Con Edison of New York service area experienced some of the coldest weather on record. In January 2004, when the temperature failed to rise above freezing for 19 consecutive days, we set a new one-day gas delivery record on January 15, 2004, by delivering 864,169 dekatherms.







(Above Top) Line constructor Anthony Benanti was one of the 11,000 employees who improved their skills at The Learning Center in 2004.

(Above Center) Metropolitan New York remains a vital center for service industries, including finance, media, and law.

(Above Bottom, l-r) Senior engineer Dr. Mayer Sasson and section manager Dr. Reza Ghafurian are Institute of Electrical and Electronics Engineers (IEEE) Life Fellows, a group of approximately 260 professionals recognized for leadership in the field of electrical engineering.

At the corporate headquarters, as well as every other company location, more than 2,600 employees representing a variety of professions and departments combine their best thinking and efforts. Such interdepartmental collaborations have produced new, easier ways for our customers to do business with us; more efficient, safer operating procedures; and more effective, open communications at all levels of the company. At one interdepartmental meeting, the team of Lori Posey, section manager, Benefits and Compensation; Candida Canizio, assistant general counsel, Legal Services; and Edlyn Misquita, senior accountant, Corporate Accounting, review employee development plans.

(L-R) Lori Posey, Candida Canizio, and Edlyn Misquita.





Leading the way to improved reliability and efficiency in Con Edison's Gas Operations was a team of more than 50 employees. This team successfully relocated the company's Gas Control Center (GCC) in 2004.

As the nerve center for both Con Edison of New York's and Orange & Rockland's gas transmission systems, the GCC operates 24 hours a day, seven days a week, and is a mission critical operation. The challenge was to relocate the GCC without disrupting or interrupting the systems. More than a dozen different departments worked on the relocation, coordinated by Rick Trieste, Gas Supply department manager, and Abdo Saad, systems manager. In less than four months, the relocation was completed, leading to continuous improvement in Con Edison's Gas Operations.

(Above, l-r) Rick Trieste and Abdo Saad.

In 2004, we invested $125 million to reinforce our gas delivery capability. The successful connection of our gas system to the newly completed Iroquois extension pipeline gives us the option of expanding our purchases of Canadian-produced gas. Winter 2004–2005 will be the first full winter that the metropolitan New York City area will be served by this pipeline, the first to be built into New York City in more than 30 years.

We continued to invest in new gas technologies that will strengthen reliability and help us to contain costs. In June, we conducted the first field demonstration of a new technique for inspecting gas mains. A remote-controlled, wireless robot, developed jointly by Carnegie Mellon University, the Northeast Gas Association, the U.S. Department of Energy, and NASA, maneuvered through a pipe at approximately 4 inches per second, relaying video images of the pipe's interior to an operator in a nearby van. Where this technology can be used, it eliminates the more time-consuming and more costly process of digging up the street to physically inspect the gas main.

Con Edison of New York's steam system is an important component of the region's energy infrastructure. New steam customers in 2004 included the Memorial Sloan-Kettering Cancer Center's new Research Building, a 22-story, 1.2 million square foot facility.

The addition of two new generating units at the East River station, which produces both steam and electricity, will further enhance the environmental benefits the company's steam system provides. This state-of-the-art facility, which will use primarily natural gas as fuel, should improve overall air quality in New York City. The project's annual emissions will be approximately 70 percent less than those of the station that it is replacing. Projects like this one, which was chosen as the Industrial Project of the Year by *New York Construction* magazine, present the engineering and design challenge of constructing large-scale infrastructure on the grounds of an existing facility. In this instance, the project is like building a power plant in a bottle.



(Center, l-r) Manager Tom Quigley, Pfizer representative Larry Roman, and general manager Peter Hofmann review plans for a utility expansion to a manufacturing facility in Brooklyn.

(Top) Nick Luberto, supervisor, was named Gas Operations Innovator of the Year for developing a device that allows meters to be retrofitted without having to be taken out of service.

(Bottom) Con Edison is building to meet the growing energy needs of such areas as downtown White Plains, New York.





Leading the Way at Orange and Rockland

Orange and Rockland Utilities (O&R) serves all or portions of seven counties in New York, New Jersey, and Pennsylvania. Demand for energy throughout the company's service area has been growing rapidly. During the past decade, the number of O&R electric customers rose almost 13 percent and peak customer needs increased by 29 percent.

Thanks to the efforts of the more than 1,000 O&R employees, we have been able to meet this rising demand. Over the past five years, O&R has spent more than $275 million to enhance the reliability of its electric and gas systems. Over the next five years, we plan to invest an additional $400 million to strengthen our capacity to deliver electric energy and build the necessary infrastructure to meet the needs of our gas customers.

In 2004, O&R completed work on three new substations in three states – the Darlington substation in Bergen County, New Jersey; a substation in Chester, New York; and the Matamoras substation in Pike County, Pennsylvania. Each will significantly contribute to an improvement in the operating capabilities and reliability of our electric delivery system. The Chester substation incorporates state-of-the-art technology that uses gas to insulate critical equipment, which allowed the facility to be built in one-third the area of the standard design and saved $900,000 in project cost.

Leading the Way in Customer Operations

Information technology is tightly integrated into every component of Con Edison's business and its value is immediately evident in the field of customer operations. By offering our customers more ways to interact with Con Edison electronically – to monitor accounts, choose energy suppliers, schedule service appointments or pay bills – we achieve higher levels of service *and* we reduce costs.

In 2004, customer use of Con Edison's electronic payment programs, which include online payments and programs that allow customers to have payments automatically deducted from a bank account, rose sharply. Last year, we processed more than six million electronic payments totaling more than $1.5 billion, a 21 percent increase in the number of payments from 2003.

Our customer service Web sites have added even more information on energy conservation and the variety of payment programs that help our customers manage their energy usage and costs.

Offering consumers choices and options is an important component of overall service. Combined, Con Edison of New York's and O&R's retail access programs are the largest in New York State, in terms of peak electric customer usage. Competitive energy suppliers serve 31 percent of Con Edison of New York's electric peak customer needs. Thirty percent of O&R's electric customers and 36 percent of its natural gas customers purchase their energy from competitive suppliers through the company's PowerSwitch program. In August 2004, the New York State Public Service Commission cited this program as "one of the most successful retail competitive programs in the country."

Leading the Way at Con Edison Development, Con Edison Energy, and Con Edison Solutions

Con Edison's competitive energy businesses – Con Edison Energy, Con Edison Development, and Con Edison Solutions (CES) – work together to advance our participation in the emerging competitive energy markets. CES supplies energy to retail customers and provides energy services to governmental, industrial, and commercial customers. Con Edison Energy supplies the energy CES provides to its retail customers, and also sells the power generated by the facilities owned and operated by Con Edison Development.



Orange and Rockland provides efficient, reliable electric and gas service to more than 680,000 people located in seven counties in three states. O&R employees are dedicated, qualified, and well-trained to meet the challenges facing the company, and are encouraged to participate both in educational opportunities and new career paths to enrich their work experience.

In her 25-year career with O&R, Tisha Seaman's contributions have ranged from having been a customer service representative to her present position as a building maintenance mechanic.







(Top) Con Edison employees, such as customer field representative Stephanie Maldonado, take pride in providing an essential service.

(Center) For more than 180 years, Con Edison has delivered energy to New York efficiently, reliably, and safely.

(Bottom) Under a program sponsored by Con Edison, members of Rice High School's FIRST Robotics team *learn how to design and build robots. Photo credit: Adriana M. Groisman.*

In 2004, CES expanded its commodity and energy services businesses in its existing markets and in new geographic areas. The company, which continues to promote green power, now serves customers in New York, New Jersey, Massachusetts, Maryland, and the District of Columbia. According to a recent industry report, CES is the tenth largest competitive electric energy supplier in the country. At the same time, Con Edison Energy was an active participant in wholesale markets and successfully bid to supply portions of utility load in New Jersey and Maryland.

Leading the Way Through Partnerships

Con Edison takes seriously its responsibilities as a citizen of the communities we serve. The company and its employees assume leadership roles by sponsoring and volunteering in programs that support educational initiatives, particularly in mathematics and science, and by supporting community-based organizations that strive to build and maintain stable and growing neighborhoods.

Every year, as part of a week-long worldwide program known as the Presidential Classroom, members of Congress, journalists, and other Washington "insiders" open their doors to 400 Presidential Scholars who are chosen based on written essays, leadership abilities, and academic achievement. In 2004, Con Edison sponsored a group of scholars from local schools, providing the opportunity to participate in this program.

To afford elementary and secondary students the opportunity to develop a better understanding of global environmental and scientific issues, Con Edison supports Reach the World, a New York-based nonprofit educational media developer that helps low-income students understand their role as global citizens. Con Edison also continued its partnership with the Queens College GLOBE NY Metro Initiative, a program that involves teachers and students in worldwide research that examines long-term global changes.

As part of its overall service to communities, O&R continues to be the principal sponsor and host of the Arts Council of Rockland's Annual County Executive Arts Award, a program that recognizes outstanding achievement in that county's art community. O&R also hosted an emergency services forum for its first-responder partners, gathering together more than 125 local emergency management, police, fire, and public works and municipal officials from each of the three states served by the utility.

Leading the Way in Environmental Initiatives

Con Edison leads the way in environmental initiatives by making protection of the air, land, and water a critical part of its business strategy and by supporting efforts to improve understanding of the forces changing our world. This past year, for example, Con Edison of New York hosted its third annual Environmental Excellence Forum. Environmental leaders from more than



In the six years since its formation, Con Edison Development (CED) has developed, built, or acquired eight electric generation plants. As part of its focused, integrated strategy, CED has located these facilities primarily in the Northeast and mid-Atlantic regions of the United States, where they can provide energy reliably around the clock or as needed during times of high energy usage. For example, the output from CED's Ocean Power Peaking facility in New Jersey is sold into the Pennsylvania-New Jersey-Maryland wholesale energy market, and provides support in the eastern portion of New Jersey on high demand days.

Mike Madia, vice president and chief operating officer, Con Edison Development.

20 corporations gathered to discuss the influence of human factors on managing environmental programs.

In addition, Con Edison maintained its companywide certification from the International Organization for Standardization (ISO). Certification to the ISO 14001 Standard confirms that Con Edison is implementing a comprehensive environmental management protocol that satisfies demanding international standards.

In another initiative – one that focused on reducing greenhouse gases – Con Edison of New York identified additional technologies to use in maintaining its gas system. This initiative led to a savings of $5 million, and a report from the World Resources Institute praised Con Edison's efforts.

For many years, Con Edison has developed and implemented targeted Demand Side Management (DSM) programs that encourage customers to reduce demand for energy at peak times. These programs help defer the need to build new energy transmission and distribution infrastructure, especially in areas that are near capacity. Over the next few years, Con Edison will strengthen and expand DSM initiatives.

In 2004, Con Edison Solutions completed an upgrade for one of the United States Postal Service's (USPS) major processing and distribution centers, one element of a larger energy-efficiency program that has already saved the USPS almost $16 million in cumulative energy costs.

Leaders for Today, Leaders for Tomorrow

At Con Edison, we value every employee – for the dedication and skill each brings to the job and for the caring each brings to the community. Every day, our employees provide leadership in the field, in our substations and facilities, and in our communities. We strive to provide an environment in which every employee can develop and build a satisfying career. In 2004, Con Edison was listed as one of *Fortune* magazine's 50 best companies for minorities, an honor that we have earned every year since 1998. This past year, for the second consecutive year, we were also named to *Hispanic* magazine's Corporate 100 list for providing business and job opportunities for Hispanic Americans.

In order to develop the next generation of leaders at Con Edison, we enhanced the course offerings at The Learning Center. Last year, more than 11,000 employees increased their knowledge and improved their skills by attending classes at this facility. In addition, a workshop that encouraged employees with field skills to consider putting those skills to work within the company's managerial ranks drew approximately 150 union employees.

We have also developed programs to identify and promote promising young professionals. Under our Growth Opportunities for Leadership Development (GOLD) program, recent college graduates, many of them engineers, rotate through different jobs and have a unique opportunity to learn about Con Edison's businesses. In addition, our ongoing Leadership Development Program develops the critical skills sets of both new and experienced management employees.

Con Edison's vast electric, gas, and steam systems serve more than nine million people reliably and keep modern life humming in our region. We're the energy that illuminates homes and businesses, warms the breakfasts, drives the computers, brings the comfort of heating and air-conditioning, enables industry to grow, and more. We're the key to a future for our region that will be even brighter than today. We know that leading the way begins with the strength of our core business, and then looks forward to developing the energy infrastructure, the expertise and commitment of employees, and the relationships with the communities we serve.



Con Edison's workforce combines the experience of dedicated, long-term employees with the talent and energy of new hires. This blend of dedicated experience and energetic, new talent forges a team of employees focused on delivering energy reliably, safely, and efficiently. A critical part of employee training is the pairing of experienced field employees, such as senior production technician Hollis Coleman, with new employees. Such efforts assure an effective transfer of practical knowledge to the next generation of workers.

Hollis Coleman works at Steam Operations' Hudson Avenue Station.



Corporate Policy Committee (l-r) Charles E. McTiernan; Stephen B. Bram; Frances A. Resheske; Kevin Burke; Joan S. Freilich; Eugene R. McGrath; John D. McMahon; Robert N. Hoglund.

Financial Section

Financial Highlights

The following table is a reconciliation of Con Edison's reported net income for common stock and reported earnings per share to earnings and earnings per share from ongoing operations. This table contains certain financial measures not determined in accordance with Generally Accepted Accounting Principles (non-GAAP) financial measures. Earnings from ongoing operations exclude the impact of unusual items. Earnings from ongoing operations should not be considered as an alternative to net income, which is an indicator of operating performance determined in accordance with GAAP. Management uses earnings and earnings per share from ongoing operations to facilitate the analysis of Con Edison's ongoing performance as compared to previously reported financial results. Management believes that earnings from ongoing operations, although a non-GAAP measure, are also useful and meaningful to investors. Other companies may use different measures to present financial performance.

	Earnings		Earnings per share	
For the year ended December 31 (Million of Dollars, except earnings per share)	2004	2003	2004*	2003
Reported net income for common stock and earnings per share – GAAP basis	$537	$528	$2.28	$2.39
One-time rate plan charges	80	-	0.34	-
Discontinued operations of Con Edison Communications**	12	109	0.05	0.50
Unregulated generating asset impairments	-	10	-	0.05
Settlement regarding nuclear generating unit sold in 2001	-	5	-	0.03
Cumulative effect of changes in accounting principles	-	(3)	-	(0.02)
Ongoing operations	$629	$649	$2.67	$2.95

* The earnings per share variations shown above include the dilutive effect of higher weighted average number of common shares outstanding for the year ended December 31, 2004.

** The 2003 amounts include an after-tax impairment charge of $84 million, or $0.38 per share.

Selected Financial Data

For the Year Ended December 31 (Millions of Dollars)	2004	2003	2002	2001	2000
Operating revenues*	**$ 9,758**	$ 9,808	$ 8,498	$ 9,389	$ 9,317
Purchased power	**3,961**	3,884	3,201	3,380	3,536
Fuel	**597**	504	289	394	351
Gas purchased for resale	**852**	889	596	860	789
Operating income	**931**	1,044	1,078	1,141	1,021
Income from continuing operations	**549**	634	689	694	588
Loss from discontinued operations	**(12)**	(109)	(21)	(12)	(5)
Income before cumulative effect of changes in accounting principles	**537**	525	668	682	583
Cumulative effect of changes in accounting principles	-	3	(22)	-	-
Net income	**537**	528	646	682	583
Total assets	**22,560**	20,966	19,667	17,901	17,661
Long-term debt	**6,561**	6,733	6,166	5,501	5,415
Preferred stock subject to mandatory redemption	-	-	-	37	37
Common shareholders' equity	**7,054**	6,423	5,921	5,666	5,472
Basic earnings per share					
Continuing operations	**$ 2.33**	$ 2.87	$ 3.24	$ 3.28	$ 2.77
Discontinued operations	**$ (0.05)**	$ (0.50)	$ (0.10)	$ (0.06)	$ (0.02)
Before cumulative effect of changes in accounting principles	**$ 2.28**	$ 2.37	$ 3.14	$ 3.22	$ 2.75
Cumulative effect of changes in accounting principles	-	$ 0.02	$ (0.11)	-	-
Net Income	**$ 2.28**	$ 2.39	$ 3.03	$ 3.22	$ 2.75
Diluted earnings per share					
Continuing operations	**$ 2.32**	$ 2.86	$ 3.23	$ 3.27	$ 2.76
Discontinued operations	**$ (0.05)**	$ (0.50)	$ (0.10)	$ (0.06)	$ (0.02)
Before cumulative effect of changes in accounting principles	**$ 2.27**	$ 2.36	$ 3.13	$ 3.21	$ 2.74
Cumulative effect of changes in accounting principles	-	$ 0.02	$ (0.11)	-	-
Net Income	**$ 2.27**	$ 2.38	$ 3.02	$ 3.21	$ 2.74
Cash dividends per common share	**$ 2.26**	$ 2.24	$ 2.22	$ 2.20	$ 2.18
Average common shares outstanding (millions)	**236**	221	213	212	212

* Includes a $124 million pre-tax charge in 2004, in accordance with Con Edison of New York's electric, gas and steam rate plans.

Selected Quarterly Information

2004 Con Edison (Millions of Dollars)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues*	$2,679	$2,164	$2,734	$2,182
Operating income	259	188	329	154
Income from continuing operations	158	89	250	52
Loss from discontinued operations	(3)	(3)	(4)	(1)
Net income	155	86	246	51
Basic earnings per common share				
Continuing operations	$ 0.70	$ 0.38	$ 1.04	$ 0.22
Discontinued operations	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Net Income	$ 0.69	$ 0.37	$ 1.02	$ 0.21
Diluted earnings per common share				
Continuing operations	$ 0.69	$ 0.38	$ 1.03	$ 0.22
Discontinued operations	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Net Income	$ 0.68	$ 0.37	$ 1.01	$ 0.21

* Includes a $124 million pre-tax charge in 2004, in accordance with Con Edison of New York's electric, gas and steam rate plans.

2003 Con Edison (Millions of Dollars)*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$2,567	$2,172	$2,796	$2,273
Operating income	263	170	367	244
Income from continuing operations	161	72	264	137
Loss from discontinued operations	(6)	(6)	(7)	(90)
Income for common stock before cumulative effect of changes in accounting principles	155	66	257	47
Cumulative effect of changes in accounting principles	-	-	-	3
Net income	155	66	257	50
Basic earnings per common share				
Continuing operations	$ 0.75	$ 0.32	$ 1.21	$ 0.59
Discontinued operations	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.40)
Income before cumulative effect of changes in accounting principles	$ 0.72	$ 0.29	$ 1.17	$ 0.19
Cumulative effect of changes in accounting principles	-	-	-	0.02
Net Income	$ 0.72	$ 0.29	$ 1.17	$ 0.21
Diluted earnings per common share				
Continuing operations	$ 0.75	$ 0.32	$ 1.20	$ 0.59
Discontinued operations	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.40)
Income before cumulative effect of changes in accounting principles	$ 0.72	$ 0.29	$ 1.16	$ 0.19
Cumulative effect of changes in accounting principles	-	-	-	0.02
Net Income	$ 0.72	$ 0.29	$ 1.16	$ 0.21

* Amounts were adjusted for Con Edison Communications' discontinued operations.

In the opinion of Con Edison, these quarterly amounts include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

Market Price Range in Consolidated Reporting System and Dividends Paid on Common Stock

The market price range for Con Edison's Common Shares during 2004 and 2003, as reported in the consolidated reporting system, and the dividends paid by Con Edison in 2004 and 2003 were as follows:

	2004 High	2004 Low	Dividends Paid	2003 High	2003 Low	Dividends Paid
1st Quarter	$45.01	$42.21	$0.565	$46.02	$36.55	$0.56
2nd Quarter	$44.25	$37.23	$0.565	$44.26	$38.20	$0.56
3rd Quarter	$42.90	$39.12	$0.565	$43.78	$38.55	$0.56
4th Quarter	$45.59	$42.09	$0.565	$43.48	$38.80	$0.56

As of January 31, 2005, there were 88,506 holders of record of Con Edison's Common Shares.

Glossary of Terms

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report:

Con Edison Companies	
Con Edison	Consolidated Edison, Inc.
Con Edison Communications	Con Edison Communications, LLC.
Con Edison Development	Consolidated Edison Development, Inc.
Con Edison Energy	Consolidated Edison Energy, Inc.
Con Edison of New York	Consolidated Edison Company of New York, Inc.
Con Edison Solutions	Consolidated Edison Solutions, Inc.
O&R	Orange and Rockland Utilities, Inc.
Pike	Pike County Light & Power Company
RECO	Rockland Electric Company
The Companies	Con Edison, Con Edison of New York and O&R
The Utilities	Con Edison of New York and O&R

Regulatory and State Agencies	
DEC	New York State Department of Environmental Conservation
ECAR	East Central Area Reliability Council
EPA	Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
NEPOOL	New England Power Pool
NJBPU	New Jersey Board of Public Utilities
NYISO	New York Independent System Operator
NYPA	New York Power Authority
NYSERDA	New York State Energy Research and Development Authority
PJM	PJM Interconnection
PSC	New York State Public Service Commission
PPUC	Pennsylvania Public Utility Commission
SEC	Securities and Exchange Commission

Other	
ABO	Accumulated Benefit Obligation
APB	Accounting Principles Board
AFDC	Allowance for funds used during construction
CO_2	Carbon dioxide
EITF	Emerging Issues Task Force
ERISA	Employee Retirement Income Security Act of 1974
FASB	Financial Accounting Standards Board
FIN	FASB Interpretation No.
GHG	Greenhouse gases
kV	Kilovolts
kWh	Kilowatt-hour
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
mdths	Thousand dekatherms
MVA	Megavolt amperes
MW	Megawatts or thousand kilowatts
NYAG	New York Attorney General
NUGs	Non-utility generators
OCI	Other Comprehensive Income
PCBs	Polychlorinated biphenyls
PRP	Potentially responsible party
PUHCA	Public Utility Holding Company Act of 1935
SFAS	Statement of Financial Accounting Standards
Superfund	Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state statutes
VaR	Value-at-Risk

Management's Discussion and Analysis of Financial Condition and Results Of Operations

(Combined for Con Edison, Con Edison of New York and O&R)

This combined management's discussion and analysis of financial condition and results of operations (MD&A) relates to the consolidated financial statements of this report of the three separate registrants: Consolidated Edison, Inc. (Con Edison), Consolidated Edison Company of New York, Inc. (Con Edison of New York) and Orange and Rockland Utilities, Inc. (O&R) and should be read in conjunction with the financial statements and the notes thereto. Con Edison of New York and O&R (the Utilities) are subsidiaries of Con Edison and, as such, information in this MD&A about each of the Utilities also applies to Con Edison.

As used in this report, the term the "Companies" refers to each of the three separate registrants: Con Edison, Con Edison of New York and O&R. However, neither of the Utilities makes any representation as to information in this report relating to Con Edison or the subsidiaries of Con Edison other than itself.

Information in the notes to the consolidated financial statements referred to in this discussion and analysis is incorporated by reference herein. The use of terms such as "see" or "refer to" shall be deemed to incorporate by reference into this discussion and analysis the information to which reference is made.

Corporate Overview

Con Edison's principal business operations are those of the Utilities. Con Edison also has unregulated subsidiaries that compete in energy-related businesses.

Certain financial data of Con Edison's subsidiaries is presented below:

(Millions of Dollars)	Twelve months ended December 31, 2004 Operating Revenues		Net Income		At December 31, 2004 Assets	
Con Edison of New York	$8,006	82%	$518(b)	96%	$19,244	85%
O&R	703	7%	46	8%	1,390	6%
Total Utilities	**8,709**	**89%**	**564**	**104%**	**20,634**	**91%**
Con Edison Development	417	4%	(4)	(1)%	1,270	6%
Con Edison Energy	28	-%	-	-%	119	1%
Con Edison Solutions	626	7%	3	1%	119	1%
Other(a)	(22)	-%	(14)	(2)%	366	1%
Total continuing operations	**9,758**	**100%**	**549**	**102%**	**22,508**	**100%**
Discontinued operations (c)	-	-%	(12)	(2)%	52	-%
Total Con Edison	**$9,758**	**100%**	**$537**	**100%**	**$22,560**	**100%**

(a) Represents inter-company and parent company accounting.
(b) Reflects after-tax charges discussed below.
(c) Represents the discontinued operations of Con Edison Communications.

Con Edison's net income for common stock in 2004 was $537 million or $2.28 a share. Net income for common stock in 2003 and 2002 was $528 million or $2.39 a share and $646 million or $3.03 a share, respectively. The 2004 results reflect after-tax charges totaling $80 million or $0.34 a share in accordance with Con Edison of New York's electric, gas and steam rate plans (see Note B to the financial statements) and $12 million or $.05 a share (after tax) losses from the discontinued operations of Con Edison Communications (see Note W to the financial statements). Included in 2003 net income for common stock were impairment charges for certain generating assets ($10 million after tax or $0.05 per share), the impact of a regulatory settlement ($5 million after-tax charge or $0.03 per share) and losses from discontinued operations of Con Edison Communications ($109 million after-tax charge or $0.50 per share, which includes an impairment charge of $84 million after tax or $0.38 per share), partially offset by the cumulative effect of changes in accounting principles ($3 million after-tax gain or $0.02 per share). Included in the 2002 results were the cumulative effect of changes in accounting principles ($22 million after-tax charges or $0.11 per share) and the loss from discontinued operations of Con Edison Communications ($21 million after-tax charge or $0.10 per share).

For segment financial information, see Note O to the financial statements and "Results of Operations," below.

See also "Risk Factors," below.

Regulated Utility Subsidiaries

Con Edison of New York provides electric service to approximately 3.2 million customers and gas service to over 1 million customers in New York City and Westchester County. The company also provides steam service in parts of Manhattan. O&R, along with its regulated utility subsidiaries, provides electric service to approximately 0.3 million customers in southeastern New York and adjacent areas of northern New Jersey and eastern Pennsylvania and gas service to over 0.1 million customers in southeastern New York and adjacent areas of eastern Pennsylvania.

The Utilities are primarily "wires and pipes" energy delivery companies that deliver energy in their service areas subject to extensive federal and state regulation. The Utilities' customers buy this energy from the Utilities, or from other suppliers through the Utilities' retail access programs. The Utilities purchase substantially all of the energy they sell to customers pursuant to firm contracts or through wholesale energy markets, and recover (generally on a current basis) the cost of the energy sold, pursuant to approved rate plans.

Con Edison anticipates that the Utilities will provide substantially all of its earnings over the next few years. The Utilities' earnings will depend on various factors including demand for utility service and the Utilities' ability to charge rates for their services that reflect the costs of service, including a return on invested equity capital.

The factors affecting demand for utility service include weather and economic conditions. In December 2004 Con Edison of New York and O&R each experienced a new winter peak load for electricity. Con Edison of New York set monthly electric delivery records in 8 of the 12 months of 2004 and O&R for 10 of the 12 months of 2004. The peak electric loads for Con Edison of New York and O&R in 2004 were 11,327 MW and 1,330 MW, respectively.

Because the energy delivery infrastructure must be adequate to meet demand in peak periods with a high level of reliability, the Utilities' capital investment plans reflect in great part actual growth in electric peak load adjusted to summer design weather conditions, as well as forecast growth in peak loads. On this basis, Con Edison of New York's weather-adjusted peak load in the summer of 2004 was 12,775 MW, 1.4 percent higher than the adjusted peak load in 2003. The company estimates that, under design weather conditions, the 2005 service area peak load will be 13,025 MW. The forecasted average annual growth rate of the electric peak load over the next five years is 1.5 percent. The company anticipates an ongoing need for substantial capital investment in order to meet this load growth with the high level of reliability that it currently provides (see "Liquidity and Capital Resources - Capital Requirements," below).

The Utilities have rate plans approved by state utility regulators that cover the rates they can charge their customers. Con Edison of New York has an electric rate plan (approved in November 2000) that ends March 31, 2005, and has pending with the New York State Public Service Commission (PSC) a Joint Proposal supported by the company, PSC staff and other parties, which would establish a new rate plan for the period April 1, 2005 through March 31, 2008. The company has new gas and steam rate plans (approved in September 2004), effective October 1, 2004 through September 30, 2007 and October 1, 2004 through September 30, 2006, respectively. Among other things, the pending electric rate plan and the new gas and steam rate plans address the increased construction expenditures and related costs incurred and expected to be incurred to meet increasing customer demand and reliability needs. O&R has rate plans for it's electric and gas services in New York that extend through October 31, 2006. Pursuant to the Utilities' rate plans, charges to customers may not be changed during the respective terms of the rate plans other than for recovery of the costs incurred for energy supply and limited other exceptions. The rate plans generally require the Utilities to share with customers earnings in excess of specified rates of return on equity. Changes in delivery volumes are reflected in operating income (except to the extent that weather-normalization provisions apply to the gas businesses). See "Regulatory Matters," below, and "Recoverable Energy Costs" and "Rate and Restructuring Agreements" in Notes A and B, respectively, to the financial statements.

Accounting rules and regulations for public utilities include Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," pursuant to which the economic effects of rate regulation are reflected in financial statements. See "Application of Critical Accounting Policies," below.

In June 2004, the Utilities reached collective bargaining agreements covering essentially all of their employees that are union members (about two-thirds of each of the company's employees).

Unregulated Businesses

Con Edison's unregulated energy subsidiaries participate in competitive businesses and are subject to different risks than the Utilities. In view of conditions affecting certain of its competitive activities, the company recognized an impairment charge of $18 million ($10 million after-tax) for these businesses in the fourth quarter of 2003. See "Application of Critical Accounting Policies," below, and Note H to the financial statements. At December 31, 2004, Con Edison's investment in its unregulated energy subsidiaries was $599 million and the unregulated subsidiaries' assets amounted to $1.5 billion.

Consolidated Edison Solutions, Inc. (Con Edison Solutions) sells electricity to delivery customers of the Utilities and other utilities in the Northeast and Mid-Atlantic regions and also offers energy related services. The company sold approximately 6.9 million megawatt hours of electricity to customers over the 12-month period ended December 31, 2004 and served approximately 28,000 electric customers at that date.

Consolidated Edison Development, Inc. (Con Edison Development) owns and operates generating plants and participates in other infrastructure projects. At December 31, 2004, the company owned the equivalent of 1,668 MW of capacity in electric generating facilities of which 224 MW is sold under long-term purchase power agreements and the balance is sold on the wholesale electricity markets.

Consolidated Edison Energy, Inc. (Con Edison Energy) provides energy and capacity to Con Edison Solutions and others and markets the output of plants owned or operated by Con Edison Development. The company also provides risk management services to Con Edison Solutions and Con Edison Development and offers these services to others.

Con Edison anticipates investing $14 million in its unregulated businesses over the next two years and will focus on increasing their customer base, gross margins and increasing the value of their existing assets. See "Liquidity and Capital Resources - Capital Requirements" and "Capital Resources," below.

Discontinued Operations

In December 2004, after a comprehensive strategic review, Con Edison entered into an agreement to sell Consolidated Edison Communications, LLC (Con Edison Communications) to FiberNet Telecom Group, Inc. for $37 million in cash, subject to certain adjustments. Con Edison expects to complete the sale in 2005 following review or approval by the City of New York, the PSC and various federal, state and local regulators. At December 31, 2004, Con Edison Communications' assets and liabilities amounted to $52 million and $16 million, respectively. In addition, Con Edison Communications incurred net losses of $12 million, $109 million (including an after-tax impairment charge of $84 million) and $21 million for the years ended 2004, 2003 and 2002, respectively. The contemplated sale will not result in a significant after-tax gain or loss. See Note W to the financial statements.

Results of Operations - Summary

Con Edison's earnings per share in 2004 were $2.28 ($2.27 on a diluted basis). Earnings per share in 2003 and 2002 were $2.39 ($2.38 on a diluted basis) and $3.03 ($3.02 on a diluted basis).

Earnings per share for 2003 and 2002, before the cumulative effect of changes in accounting principles of $3 million and $(22) million after tax, respectively, were $2.37 ($2.36 on a diluted basis) and $3.14 ($3.13 on a diluted basis), respectively.

Earnings for the years ended December 31, 2004, 2003 and 2002 were as follows:

(Millions of Dollars)	2004	2003	2002
Con Edison of New York	$518(c)	$591	$605
O&R	46	45	45
Con Edison Development	(4)	(9)(d)	(4)(f)
Con Edison Energy	-	1	2(g)
Con Edison Solutions	3	19	22
Other(a)	(14)	(10)	(3)
Total continuing operations	549	637	667
Discontinued operations (b)	(12)	(109)(e)	(21)
Con Edison	$537	$528	$646

(a) Represents inter-company and parent company accounting including interest expense on debt and non-operating income tax expense.

(b) Represents the discontinued operations of Con Edison Communications.

(c) Includes charges totaling $80 million after tax in accordance with Con Edison of New York's new or pending electric, gas and steam rate plans. See Note B to the financial statements.

(d) Includes a charge for the impairment of two combustion turbines and a generation investment totaling $10 million after tax. See Note H to the financial statements. Also includes a benefit for the cumulative effect of changes in accounting principles for mark-to-market gains related to certain power sales contracts, partially offset by a $3 million net after-tax impact of financial statement consolidation of the Newington plant.

(e) Includes a charge for the impairment of Con Edison Communications assets in accordance with SFAS No. 144 totaling $84 million after tax. See Note H to the financial statements.

(f) Includes a charge for the cumulative effect of a change in accounting principle for goodwill impairment of certain unregulated generating assets totaling $20 million after tax. See Note L to the financial statements.

(g) Includes a charge for the cumulative effect of a change in accounting principle for the rescission of Emerging Issues Task Force (EITF) Issue No. 98-10 totaling $2 million after tax.

Con Edison's earnings in 2004 were $9 million higher than in 2003, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Impact of weather in 2004 on net revenues versus 2003 (estimated)	$ (5)
Sales growth and other revenue factors (estimated)	35
Increased pensions and other postretirement benefits costs	(18)
Regulatory accounting	(12)
Higher depreciation and property tax expense	(32)
Higher operations and maintenance expense	(27)
Lower interest expense, principally long-term debt	14
Allowance for funds used during construction and other income	21
Electric, gas and steam rate plan charges	(80)
Settlement in 2003 regarding nuclear generating unit sold in 2001	5
Other, principally tax benefits	26
Total Con Edison of New York	(73)
O&R	1
Unregulated energy subsidiaries including parent company	(23)
Unregulated generating asset impairments	10
Loss on discontinued operations, including impairment recognized in 2003	97
Cumulative effect of changes in accounting principles	(3)
Total	**$ 9**

Con Edison's earnings in 2003 were $118 million lower than in 2002, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Impact of weather in 2003 on net revenues versus 2002 (estimated)	$ (6)
Sales growth and other revenue factors (estimated)	34
Lower operations and maintenance expense	25
Regulatory accounting	14
Increased pensions and other postretirement benefits costs	(54)
Higher depreciation and property tax expense	(27)
Settlement regarding nuclear generating unit sold in 2001	(5)
Regional power outage (estimated)	(6)
Lower sales and use tax	7
Other	4
Total Con Edison of New York	(14)
O&R	-
Unregulated energy subsidiaries including parent company	(30)
Unregulated generating asset impairments	(10)
Loss on discontinued operations, including impairment recognized in 2003	(88)
Cumulative effect of changes in accounting principles	25
Other	(1)
Total	**$(118)**

See "Results of Operations," below, for further discussion and analysis of results of operations.

Risk Factors

Con Edison's business is influenced by many factors that are difficult to predict, and that involve uncertainties that may materially affect our actual operating results, cash flows and financial condition. These risk factors include:

Our revenues and results of operations reflect regulatory actions - Our utility subsidiaries have rate plans approved by state utility regulators that cover the prices they can charge their customers. The prices generally may not be changed during the specified terms of the rate plans other than for the recovery of energy costs and limited other exceptions. The rate plans include earnings adjustments for meeting or failing to meet certain standards. Certain of the plans require action by regulators at their expiration dates, which may include approval of new plans with different provisions. Regulators may also take actions affecting the company outside of the framework of the approved rate plans. See "Application of Critical Accounting Polices" and "Regulatory Matters," below.

Our ability to pay dividends or interest is subject to regulatory restrictions - Our ability to pay dividends on our common stock or interest on our external borrowings depends primarily on the dividends and other distributions we receive from our subsidiaries. The dividends that the utility subsidiaries may pay to us are generally limited to not more than 100 percent of their respective income available for dividends calculated on a two-year rolling average basis, with certain exceptions. See "Dividends" in Note C to the financial statements.

We purchase the energy we sell to customers - We purchase substantially all of the energy we sell to our customers. A disruption or delay in our energy supply arrangements could adversely affect our ability to meet our customers' energy needs and our results of operations. We have policies to manage the economic risks related to energy supply, including related hedging transactions and the risk of a counterparty's non-performance. Our utility subsidiaries generally recover their prudently incurred fuel, purchased power and gas costs, including the cost of hedging transactions, in accordance with rate provisions approved by state utility regulators. Our unregulated energy subsidiaries enter into energy market transactions to manage their commodity-related price and volumetric risks. See "Financial and Commodity Market Risks – Commodity Price Risk," below.

We have a substantial ongoing utility construction program - We estimate that our utility subsidiaries' construction expenditures will exceed $1.5 billion in each of the next three years. The ongoing construction program includes large energy transmission and distribution system projects. The failure to complete these projects in a timely manner could adversely affect our ability to meet our customers' growing energy needs with the high level of reliability that we currently provide. The Utilities expect to use internally-generated funds and external financing to fund the construction expenditures. Changes in capital market conditions or in our credit ratings could adversely affect our ability to raise money. Our commercial paper and unsecured debt are rated by Moody's Investors Services, Inc., Standard & Poor's Ratings Services and Fitch, Inc. These ratings impact our cost of funds. Our current ratings are shown in "Liquidity and Capital Resources - Capital Resources," below.

Our unregulated energy subsidiaries are in evolving businesses - Our unregulated energy subsidiaries are active in evolving markets that are affected by the actions of governmental agencies, other organizations (such as independent system operators) and other competitive companies. Compared to the utility subsidiaries, the profitability of their products and services is not as predictable.

Our financial statements reflect the application of critical accounting policies - The application of our critical accounting policies reflects complex judgments and estimates. These policies, which are described in "Application of Critical Accounting Policies," below, include industry specific accounting applicable to regulated public utilities and accounting for pensions and other postretirement benefits, contingencies, long-lived assets, derivative instruments, goodwill and leases. New generally accepted accounting policies or changes to current accounting policies or interpretations of such policies that affect our financial statements may be adopted by the relevant accounting authorities.

We are engaged in a material legal proceeding with Northeast Utilities - In 2001, we sued Northeast Utilities to recover damages from their breach of our merger agreement with them and to seek the court's declaration that we had no further obligations under the merger agreement. Northeast Utilities alleges we breached the merger agreement and is pursuing a counter-claim against us for damages in excess of $1.2 billion. There are also claims by purported classes of Northeast Utilities shareholders seeking damages from us that we believe to be substantially duplicative of those sought by Northeast Utilities. See Note Q to the financial statements.

We are exposed to material liabilities relating to hazardous substances - Hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, have been used or produced in the course of operations of our utility subsidiaries and are present on properties or in facilities and equipment currently or previously owned by them. See "Environmental Matters," below.

We are subject to extensive government regulation - Our operations are subject to extensive federal and state regulation and require numerous permits, approvals and certificates from various federal, state and local governmental agencies. We may be subject to new laws or regulations or the revision or reinterpretation of existing laws or regulations.

We are exposed to risks that are beyond our control - Our results of operations can be affected by changes in the weather, which directly influences the demand for electricity, gas and steam and can affect the price of energy commodities. The cost of repairing damage to our operating subsidiaries' facilities and the potential disruption of their operations due to storms, natural disasters, wars, terrorist acts and other catastrophic events could be substantial. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the New York or United States economy. A lower level of economic activity for these or other reasons could result in a decline in energy consumption, which could adversely affect our revenues and earnings and limit our future growth prospects.

Forward-Looking Statements

This report includes forward-looking statements intended to qualify for the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectation and not facts. Words such as "expects," "estimates," "anticipates," "intends," "believes," "plans," "will" and similar expressions identify forward-looking statements. Forward-looking statements are based on information available at the time the statements are made, and accordingly speak only as of that time. Actual results or developments might differ materially from those included in the forward-looking statements because of various factors such as those discussed under "Risk Factors," above.

Application of Critical Accounting Policies

The Companies' financial statements reflect the application of their accounting policies, which conform to accounting principles generally accepted in the United States of America. The Companies' critical accounting policies include industry-specific accounting applicable to regulated public utilities and accounting for pensions and other postretirement benefits, contingencies, long-lived assets, derivative instruments, goodwill and leases.

The critical accounting policies are as follows:

Accounting for Regulated Public Utilities - SFAS No. 71

The Utilities are subject to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and the accounting requirements of the Federal Energy Regulatory Commission (FERC) and state public utility regulatory authorities having jurisdiction. SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

The Utilities' principal regulatory assets and liabilities are detailed in Note B to the financial statements. The Utilities are each receiving or being credited with a return on all regulatory assets for which a cash outflow has been made. The Utilities are each paying or being charged with a return on all regulatory liabilities for which a cash inflow has been received. The regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

In the event that regulatory assets of the Utilities were no longer probable of recovery (as required by SFAS No. 71), these regulatory assets would be charged to earnings. At December 31, 2004, the regulatory assets for Con Edison, Con Edison of New York and O&R were $2.3 billion, $2.0 billion and $252 million, respectively.

Accounting for Pensions and Other Postretirement Benefits

The Utilities provide pensions and other postretirement benefits to substantially all of their employees and retirees. Con Edison's unregulated subsidiaries also provide such benefits to certain of their employees. The Companies account for these benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." In applying these accounting policies, the Companies have made critical estimates related to actuarial assumptions, including assumptions of expected returns on plan assets, future compensation, health care cost trends and appropriate discount rates. See Notes E and F to the financial statements for information about these assumptions, actual performance, amortization of investment and other actuarial gains and losses and calculated plan costs for 2004, 2003 and 2002.

Primarily because of the amortization of previous years' net investment gains, Con Edison of New York's pension expense for 2004, 2003 and 2002 was negative, resulting in a credit to and increase in net income in each year. Investment gains and losses on plan assets are fully recognized in expense over a 15-year period (20 percent of the gains and losses for each year begin to amortize in each of the following five years and the amortization period for each 20 percent portion of the gains and losses is ten years). This amortization is in accordance with the Statement of Policy issued by the New York Public Service Commission (PSC) and is permitted under SFAS No. 87.

The cost of pension and other postretirement benefits in future periods will depend on actual returns on plan assets and assumptions for future periods. Con Edison's current estimate for 2005 is an increase, compared with 2004, in the pension and other postretirement benefits cost of $146 million and $9 million for Con Edison of New York and O&R, respectively. This increase reflects the amortization of prior period actuarial losses associated with declines in the market value of assets in recent years and a change in the discount rate assumption from 6.3 percent in 2004 to 5.9 percent in 2005.

Amortization of market gains and losses experienced in previous years is expected to reduce Con Edison of New York's and O&R's pension and other postretirement benefit costs by an additional $34 million and $1 million in 2006, respectively. A 5.0 percentage point variation in the actual annual return in 2005 as compared with the expected annual asset return of 8.8 percent would change pension and other postretirement benefit costs for Con Edison of New York and O&R by approximately $14 million and $1 million, respectively, in 2006.

In accordance with SFAS No. 71 and consistent with the gas and steam rate plans approved by the PSC in September 2004, effective October 1, 2004, Con Edison of New York is deferring as a regulatory asset or liability, as the case may be, any difference between expenses recognized under SFAS No. 87 and SFAS No. 106 allocable to gas and steam operations and the amounts reflected in gas and steam rates for such expenses. The company's pending electric rate plan includes a similar provision to reconcile pension and other postretirement benefit expense allocable to electric operations.

In accordance with SFAS No. 71 and consistent with rate provisions approved by the PSC, O&R defers as a regulatory asset any difference between expenses recognized under SFAS No. 87, SFAS No. 106 and the amounts reflected in rates for such expenses.

Pension benefits are provided through a pension plan maintained by Con Edison to which Con Edison of New York, O&R and the unregulated subsidiaries make contributions for their participating employees. Pension accounting by the Utilities includes an allocation of plan assets. An actuarial valuation of the plan's funded status as of December 31, 2004, showed that the fair value of the plan's assets exceeded the plan's accumulated benefit obligation (ABO) by $672 million at that date. However, the fair market value of the plan assets could fall below the plan's ABO in future years. In that event, each of the Utilities would be required, under SFAS No. 87, to accrue a liability equal in amount to the difference between its share of the fair value of the plan assets and its portion of the ABO, plus, in the case of Con Edison of New York, its total prepaid pension costs, through a non-cash charge to other comprehensive income (OCI). The charge to OCI, which would be net of taxes, would not affect net income for common stock.

The Companies were not required to make cash contributions to their pension plans in 2004 under funding regulations and tax laws. O&R made a discretionary contribution of $22 million to the plan in 2004. In 2005, O&R and Con Edison's unregulated subsidiaries expect to make discretionary contributions of $28 million and $1 million, respectively. The Companies' policy is to fund their pension and postretirement benefit accounting costs to the extent tax deductible.

Accounting for Contingencies

SFAS No. 5, "Accounting for Contingencies," applies to an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Known material contingencies, which are described in the notes to the financial statements, include a PSC proceeding relating to the safety of the Con Edison of New York's utility systems (Note B); the Utilities' responsibility for hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar that have been used or generated in the course of operations (Note G); a collection agent's failure to forward to Con Edison of New York payments it had received (Note J); Con Edison Development's lease in/lease out transactions (Note K); legal proceedings relating to Con Edison's 1999 merger agreement with Northeast Utilities (Note Q); and legal proceedings relating to emergency response and restoration following the September 11, 2001 attack on the World Trade Center (Note R). In accordance with SFAS No. 5, the Companies have accrued estimates of losses relating to the contingencies as to which loss is probable and can be reasonably estimated and no liability has been accrued for contingencies as to which loss is not probable or cannot be reasonably estimated.

The Utilities recover costs for asbestos lawsuits, workers' compensation and environmental remediation pursuant to their current rate plans. Changes during the terms of the rate plans to the amounts accrued for contingencies would not impact earnings.

Accounting for Long-Lived Assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that certain long-lived assets must be tested for recoverability whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. The carrying amount of a long-lived asset is deemed not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Under SFAS No. 144 an impairment loss is recognized if the carrying amount is not recoverable from such cash flows, and exceeds its fair value, which approximates market value.

Con Edison's unregulated businesses tested their assets for impairment in 2003. A critical element of this test is the forecast of future undiscounted cash flows to be generated from the long-lived assets. Forecast of these cash flows requires complex judgments about future operations, which are particularly difficult to make with respect to evolving industries such as the energy-related and telecommunications businesses. Under SFAS No. 144, if alternative courses of action are under consideration or if a range is estimated for the amount of possible future cash flows, the probability of those possible outcomes must be weighted. As a result of the tests performed in 2003, Con Edison recognized impairment charges of $159 million ($94 million after tax) for the assets of its unregulated telecommunications and generation businesses. See Notes H and W to the financial statements.

In 2004, Con Edison's unregulated businesses again tested their assets for impairment, and no impairments were identified. With respect to the telecommunications assets, the agreement to sell Con Edison Communications (see Note W to the financial statements) for $37 million was used to establish fair value. With respect to the forecasted cash flows associated with Con Edison Development's generation facilities, a 10 percent decrease in the estimated undiscounted cash flows for these facilities would not have resulted in an impairment charge.

Accounting for Derivative Instruments

The Companies apply SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and other related accounting pronouncements to their derivative financial instruments. The Companies use derivative financial instruments to hedge market price fluctuations in related underlying transactions for the physical purchase and sale of electricity and gas and interest rate risk on certain debt securities. See "Financial and Commodity Market Risks," below and Note P to the financial statements.

Where the Companies are required to make mark-to-market estimates pursuant to SFAS No. 133, the estimates of gains and losses at a particular period end do not reflect the end results of particular transactions, and will most likely not reflect the actual gain or loss at the conclusion of a transaction. Estimated gains or losses are for the most part based on prices supplied by external sources such as the fair value of exchange traded futures and options and the fair value of positions for which price quotations are available through or derived from brokers or other market sources. Estimated gains and losses based on models or other valuation methods comprise less than .01 percent of each of the Companies' total revenues.

Accounting for Goodwill

Effective January 1, 2002, Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement modified the accounting and reporting of goodwill and intangible assets. In accordance with SFAS No. 142, Con Edison no longer amortizes goodwill, but is required to annually test goodwill for impairment. See Note L to the financial statements.

Goodwill is tested for impairment using a two-step approach. The first step of the goodwill impairment test compares the estimated fair value of a reporting unit with its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired. If the carrying value exceeds the estimated fair value of the reporting unit, the second step is performed to measure the amount of impairment loss, if any. The second step requires a calculation of the implied fair value of goodwill.

In connection with the adoption of SFAS No. 142, Con Edison recorded a loss of $34 million ($20 million after tax) as of January 1, 2002, relating to certain generation assets owned by an unregulated subsidiary.

The remaining unamortized goodwill of $406 million at December 31, 2004, was most recently tested for impairment during the first quarter of 2004. This test did not require any second-step assessment and did not result in any impairment. The company's most significant assumptions surrounding the goodwill impairment test relate to the estimates of reporting unit fair values. The Company estimated fair values primarily based upon discounted cash flows. A decrease in the forecasted cash flows of 10 percent would not have resulted in the carrying value of any reporting units exceeding their estimated fair values.

Accounting for Leases

The Companies apply SFAS No. 13, "Accounting for Leases" and other related pronouncements to their leasing transactions. See Note K to the financial statements for information about Con Edison Development's "Lease In/Lease Out" or LILO transactions, a proposed disallowance of tax losses by the Internal Revenue Service and a possible charge to earnings.

In accordance with SFAS No. 13, Con Edison accounted for the two LILO transactions as leveraged leases. Accordingly, the company's investment in these leases, net of deferred taxes, is carried as a single amount in Con Edison's consolidated balance sheet and income is recognized pursuant to a method that incorporates a level rate of return for those years when net investment in the lease is positive, based upon the after-tax cash flows projected at the inception of the leveraged leases.

In a recent meeting, the FASB tentatively decided that a change in the timing alone of the tax benefits that are realized by a lessor in a leveraged lease should result in a recalculation of the leveraged lease with any change in the recalculated net investment recognized as a gain or loss currently.

Con Edison believes that its position on the LILOs is correct and is currently appealing the auditors' proposal within the Internal Revenue Service. If Con Edison is unsuccessful in defending its position, the company may be required to recalculate the leveraged leases, which could result in a charge to earnings, the amount of which could have a material adverse effect on Con Edison's results of operations.

Liquidity and Capital Resources

The Companies' liquidity reflects cash flows from operating, investing and financing activities, as shown on their respective consolidated statement of cash flows and as discussed below.

The principal factors affecting Con Edison's liquidity are its investments in the Utilities, the dividends it pays to its shareholders and the dividends it receives from the Utilities. In addition, in the 2004 and 2003 periods, Con Edison issued 16.7 million and 11.9 million shares of common stock for $578 and $436 million, respectively, of which $512 million and $378 million were invested in Con Edison of New York. Con Edison also issued $200 million of five-year debt in 2003 and $325 million of 40-year debt (most of which it invested in its unregulated subsidiaries) in 2002.

The principal factors affecting the Utilities' liquidity are the cash flow generated from operations, construction expenditures and maturities of their debt securities. In addition, Con Edison of New York in 2004 and 2003 received net capital contributions from Con Edison of $512 million and $378 million, respectively, and in 2004, 2003 and 2002 issued $95 million, $45 million and $225 million, respectively, of additional debt net of redemptions. In 2003, O&R redeemed $35 million of debt at maturity with commercial paper.

Con Edison of New York's expenditures have included approximately $447 million related to the attack on the World Trade Center and the subsequent restoration of lower Manhattan energy services and facilities; to date the company has received reimbursement of $76 million of such costs from insurance carriers and $63 million from the federal government and is pursuing further reimbursement of such costs. See Note R to the financial statements.

The Companies' current liabilities exceeded their current assets at December 31, 2004 and 2003. The Companies generally maintain minimal cash balances and use short-term borrowing to meet their working capital needs and other cash requirements. The Companies repay their short-term borrowings using cash flow from long-term financings and operating activities. The Utilities' cost of capital, including working capital, is reflected in the rates they charge to their customers.

Each of the Companies believes that it will be able to meet its reasonably likely short-term and long-term cash requirements. See "Risk Factors," and "Application of Critical Accounting Policies – Accounting for Contingencies," above, and "Regulatory Matters," below.

Changes in the Companies' cash and temporary cash investments resulting from operating, investing and financing activities for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

Con Edison

(Millions of Dollars)	2004	2003	Variance 2004 vs. 2003	2002	Variance 2003 vs. 2002
Operating activities	$1,320	$1,321	$ (1)	$1,581	$(260)
Investing activities	(1,540)	(1,546)	6	(1,634)	88
Financing activities	197	156	41	(100)	256
Net change for the period	(23)	(69)	46	(153)	84
Balance at beginning of period	49	118	(69)	271	(153)
Balance at end of period (excluding restricted cash)	$ 26	$ 49	$ (23)	$ 118	$ (69)

Con Edison of New York

(Millions of Dollars)	2004	2003	Variance 2004 vs. 2003	2002	Variance 2003 vs. 2002
Operating activities	$1,201	$1,169	$ 32	$1,310	$(141)
Investing activities	(1,412)	(1,337)	(75)	(1,273)	(64)
Financing activities	188	113	75	(214)	327
Net change for the period	(23)	(55)	32	(177)	122
Balance at beginning of period	33	88	(55)	265	(177)
Balance at end of period (excluding restricted cash)	$ 10	$ 33	$ (23)	$ 88	$ (55)

O&R

(Millions of Dollars)	2004	2003	Variance 2004 vs. 2003	2002	Variance 2003 vs. 2002
Operating activities	$ 81	$ 127	$ (46)	$ 104	$ 23
Investing activities	(81)	(71)	(10)	(60)	(11)
Financing activities	3	(49)	52	(44)	(5)
Net change for the period	3	7	(4)	-	7
Balance at beginning of period	9	2	7	2	-
Balance at end of period (excluding restricted cash)	$ 12	$ 9	$ 3	$ 2	$ 7

Cash Flows from Operating Activities

The Utilities' cash flows from operating activities reflect principally their energy sales and deliveries and cost of operations. The volume of energy sales and deliveries is dependent primarily on factors external to the Utilities, such as weather and economic conditions. The prices at which the Utilities provide energy to their customers are determined in accordance with rate plans approved by the state public utility regulatory authority having jurisdiction – the PSC, the New Jersey Board of Public Utilities (NJBPU) and the Pennsylvania Public Utility Commission (PPUC). See "Regulatory Matters," below. In general, changes in the Utilities' cost of purchased power, fuel and gas may affect the timing of cash flows but not net income because the costs are recovered in accordance with rate plans. See "Recoverable Energy Costs" in Note A to the financial statements.

Net income for common stock is the result of cash and non-cash (or accrual) transactions. Only cash transactions affect the Companies' cash flows from operating activities. Principal non-cash charges include depreciation and deferred taxes, Con Edison's impairment charges in 2003 and charges in 2004 under Con Edison of New York's new or pending electric, gas and steam rate plans. For Con Edison of New York, principal non-cash credits included prepaid pension costs. Pension credits resulted from past favorable performance in Con Edison of New York's pension fund and assumptions about future performance. See "Application of Critical Accounting Policies – Accounting for Pensions and Other Postretirement Benefits" and Notes E and F to the financial statements.

Net cash flows from operating activities in 2004 for Con Edison and Con Edison of New York were $1 million lower and $32 million higher than 2003, respectively. The change at Con Edison of New York reflects lower accounts receivable balances at December 31, 2004 as compared with year-end 2003 partially offset by an increase in materials and supplies.

Net cash flows from operating activities in 2003 for Con Edison and Con Edison of New York were $260 million and $141 million lower than 2002, respectively. This decrease reflects lower net income at Con Edison of New York (due to a certain extent to costs not reflected in current rates) and for Con Edison (due to greater losses at the unregulated subsidiaries). This decrease also reflects Con Edison of New York's increase in the value of gas in storage (reflecting both higher unit costs and higher volumes) and a higher level of accrued construction commitments at year-end 2002 that were paid for in 2003. This decrease was partially offset by an increase in deferred income tax expense.

Net cash flows from operating activities in 2004 for O&R were $46 million lower than in 2003 due primarily to lower deferred income tax expense partially offset by lower account receivable balances at December 31, 2004 as compared with year-end 2003.

Net cash flows from operating activities in 2003 for O&R were $23 million higher than in 2002 due primarily to increased deferred income tax expense, partially offset by the increased value of gas in storage (resulting from higher unit costs and volumes).

Cash Flows Used in Investing Activities

Net cash flows used in investing activities for Con Edison were $6 million lower in 2004 than in 2003, and $88 million lower in 2003 than in 2002, due primarily to lower construction expenditures by its unregulated subsidiaries, partially offset by increased construction expenditures by the Utilities. Cash flows used in investing activities were $75 million and $10 million higher in 2004 than in 2003, and $64 million and $11 million higher in 2003 than in 2002 for Con Edison of New York and O&R, respectively, due primarily to increased construction expenditures.

Cash Flows from Financing Activities

Net cash flows from financing activities for Con Edison and Con Edison of New York increased $41 million and $75 million in 2004 compared with 2003, and increased $256 million and $327 million, respectively, in 2003 compared with 2002. O&R net cash flows from financing activities increased $52 million in 2004 compared with 2003, and decreased $5 million in 2003 compared with 2002.

Con Edison's cash flows from financing activities for the years ended December 31, 2004 and 2003 reflect the issuance through public offerings of 14 million and 9.6 million Con Edison common shares resulting in proceeds of $512 million and $378 million, respectively, which were invested by Con Edison in Con Edison of New York. Cash flows from financing activities in 2003 also reflect the issuance of $200 million of Con Edison's 3.625% 5-year debentures (most of which was invested in the unregulated subsidiaries). Cash flows from financing activities in 2002 reflect the issuance of $325 million of Con Edison's 7.25% 40-year debentures (the proceeds of which were used to repay commercial paper). Cash flows from financing activities for 2004, 2003 and 2002 also reflect the issuance of Con Edison common shares through its dividend reinvestment and employee stock plans (2004: 2.7 million shares for $66 million, 2003: 2.3 million shares for $58 million; 2002: 1.7 million shares for $30 million). In addition, as a result of the stock plan issuances, cash used to pay common stock dividends was reduced by $39 million in 2004 and $40 million in 2003 and 2002, respectively.

Net cash flows from financing activities during the years ending December 31, 2004, 2003 and 2002 also reflect the following Con Edison of New York transactions:

2004

- Issued $344 million of variable rate, tax exempt Facilities Revenue Bonds, with various maturity dates between 28 and

35 years, the proceeds of which were used to redeem in advance of maturity fixed rate tax exempt Facilities Revenue Bonds, 5.25% due 2020, 5.375% due 2022, 6.0% due 2028 and 7.125% due 2029;

- Issued $200 million 4.7% 10-year debentures and $200 million 5.7% 30-year debentures, the proceeds of which were used to redeem in advance of maturity $150 million 7.125% debentures due 2029 and for general corporate purposes;
- Redeemed at maturity $150 million 7.625% 12-year debentures;
- Issued $275 million 4.7% 5-year debentures, the proceeds of which were used in July to redeem in advance of maturity $275 million 7.35% 40-year debentures;

2003

- Redeemed in advance of maturity $275 million 7.75% 35-year Subordinated Deferrable Interest Debentures due 2031 using cash held for that purpose at December 31, 2002;
- Redeemed at maturity $150 million 6.375% 10-year debentures and issued $175 million 5.875% 30-year debentures;
- Redeemed $380 million 7.5% 30-year debentures due 2023 using the net proceeds from the issuance of $200 million 3.85% 10-year debentures and $200 million 5.10 percent 30-year debentures;

2002

- Redeemed at maturity $150 million 6.625% 9-year debentures;
- Redeemed at maturity $150 million variable-rate 5-year debentures and issued $300 million 5.625% 10-year debentures;
- Redeemed at maturity $37 million 6.125% Cumulative Preferred Stock, $100 par value;
- Issued $500 million 4.875% 10-year debentures.

In 2002, Con Edison of New York changed the interest rate method applicable to $224.6 million aggregate principal amount of its tax-exempt Facilities Revenue Bonds, Series 2001A from a variable weekly rate mode to a 10-year term mode, callable at par after three years, with a 4.7 percent annual interest rate. In addition, Con Edison of New York entered into a swap agreement in connection with these bonds pursuant to which the company pays interest at a variable rate equal to the three-month LIBOR and is paid interest at a fixed rate of 5.375 percent. See Note P to the financial statements.

O&R's cash flows from financing activities for the years ended December 31, 2004 and 2003 reflect the issuance of $46 million of 5.22% Transition Bonds associated with securitization of previously deferred purchased power costs of O&R's New Jersey subsidiary, and the redemption at maturity of $35 million 6.56% 10-year debentures in 2003, partially offset by a reduction in commercial paper outstanding in 2004. Net cash flows from financing activities for the years ended December 31, 2003 and 2002 reflect the redemption at maturity of the debentures, partially offset by an increase in commercial paper.

Cash flows from financing activities of the Companies also reflect commercial paper issuance (included on the consolidated balance sheets as "Notes payable"). The commercial paper amounts outstanding at December 31, 2004, 2003 and 2002 and the average daily balance for 2004, 2003 and 2002 for Con Edison, Con Edison of New York and O&R were as follows:

(Millions of Dollars, except Weighted Average Yield)	2004 Outstanding at Dec. 31	2004 Daily average	2003 Outstanding at Dec. 31	2003 Daily average	2002 Outstanding at Dec. 31	2002 Daily average
Con Edison	$156	$166	$156	$326	$151	$256
Con Edison of New York	$100	$126	$ 99	$179	$ -	$157
O&R	$ -	$ 9	$ 15	$ 33	$ 1	$ 1
Weighted average yield	2.2%	1.2%	1.0%	1.2%	1.2%	1.7%

External borrowings are a source of liquidity that could be affected by changes in credit ratings, financial performance and capital markets. For information about the Companies' credit ratings and certain financial ratios, see "Capital Resources," below.

Changes in Assets and Liabilities

The following table shows changes in assets and liabilities at December 31, 2004, compared with December 31, 2003, that have impacted the Companies' consolidated statements of cash flows. The changes in these balances are utilized to reconcile income to cash flow from operations. With respect to regulatory liabilities, see Note B to the financial statements.

(Millions of Dollars)	Con Edison 2004 vs. 2003 Variance	Con Edison of New York 2004 vs. 2003 Variance	O&R 2004 vs. 2003 Variance
Other current assets	$145	$ 27	$ 10
Prepaid pension costs	185	185	-
Regulatory assets	401	370	31
Deferred income taxes – liability	554	491	15
Regulatory liabilities – transmission congestion contracts	107	107	-
Regulatory liabilities - electric, gas and steam rate deferrals	124	124	-

Other current assets for Con Edison increased at December 31, 2004 as compared with year-end 2003 due primarily to federal and state income tax receivables recorded in 2004 and mark-to-market gains.

Prepaid pension costs for Con Edison and Con Edison of New York increased at December 31, 2004 as compared with year-end 2003 due to the recognition of the current period's pension credits.

Regulatory assets increased for Con Edison, Con Edison of New York and O&R at December 31, 2004 as compared with year-end 2003. The increases for Con Edison and Con Edison of New York were due primarily to the deferral of future income tax, electric interference costs and costs incurred in the restoration of service and facilities following the World Trade Center attack. The O&R increase was due primarily to the deferral of Transition Bond Charges (see "Rate and Restructuring Agreements" in Note B to the financial statements), partially offset by a reduction in recoverable energy costs.

Deferred income taxes and investment tax credits increased for Con Edison and Con Edison of New York due primarily to higher plant related deductions for tax purposes.

Transmission congestion contract (TCC) deferred revenues increased at December 31, 2004 as compared with year-end 2003 reflecting proceeds from the sale through the New York Independent System Operator (NYISO) of transmission rights on Con Edison of New York's transmission system (see "NYISO" in Note A to the financial statements). These proceeds are being retained for customer benefit.

Electric, gas and steam rate deferrals increased at December 31, 2004 as compared with year-end 2003 reflecting the agreement with the PSC and other parties to resolve certain issues raised in the electric, gas and steam rate proceedings, related to the treatment of prior period pension credits (see "Rate and Restructuring Agreements" in Note B to the financial statements).

Capital Resources

Con Edison is a holding company that operates only through its subsidiaries and has no material assets other than its interests in its subsidiaries. Con Edison expects to finance its capital requirements primarily from dividends it receives from its subsidiaries and through the sale of securities, including commercial paper and the issuance of Con Edison common shares through its dividend reinvestment and employee stock plans. Con Edison's ability to make payments on its external borrowings and dividends on its common shares is also dependent on its receipt of dividends from its subsidiaries or proceeds from the sale of its securities or its interests in its subsidiaries.

For information about restrictions on the payment of dividends by the Utilities and significant debt covenants, see Note C to the financial statements.

For information on the Companies' commercial paper program and revolving credit agreements with banks, see Note D to the financial statements.

The Utilities expect to finance their operations, capital requirements and payment of dividends to Con Edison from internally generated funds and external borrowings.

In January 2005, Con Edison of New York filed a petition with the PSC for authorization to issue up to $4.4 billion of debt securities prior to December 31, 2009. The new authorization would supersede the company's December 2001 PSC financing authorization pursuant to which currently up to $830 million of debt securities could be issued prior to 2006. O&R is authorized by the PSC to issue up to $150 million of debt securities prior to 2006. In addition, the PSC has authorized the refunding of the Utilities' outstanding debt securities and preferred stock, should the Utilities determine that it is economic to do so.

Con Edison's unregulated subsidiaries have financed their operations and capital requirements primarily with capital contributions from Con Edison, internally generated funds and external borrowings. See Note T to the financial statements.

In August 2002, Congress appropriated funds for which Con Edison of New York is eligible to apply to recover costs it incurred in connection with the World Trade Center attack. In accordance with procedural guidelines for disbursement of the federal funds, Con Edison of New York has received two installments totaling $63 million as of December 31, 2004. The Company has submitted an additional application for funds and will submit further applications when appropriate. See Note R to the financial statements.

For each of the Companies, the ratio of earnings to fixed charges (Securities and Exchange Commission basis) for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 was:

Earnings to Fixed Charges Ratio	2004	2003	2002	2001	2000
Con Edison	2.6	2.7	3.1	3.3	3.0
Con Edison of New York	3.1	3.4	3.4	3.7	3.2
O&R	4.0	4.4	3.3	3.5	3.4

For each of the Companies, the common equity ratio at December 31, 2004, 2003 and 2002 was:

Common Equity Ratio	2004	2003	2002
Con Edison	51.0	48.0	48.1
Con Edison of New York	52.9	49.3	46.6
O&R	52.9	55.1	53.6

The commercial paper of the Companies is rated P-1, A-1 and F1, respectively, by Moody's Investors Service, Inc. (Moody's), Standard & Poor's Rating Services (S&P) and Fitch Ratings (Fitch). Con Edison's unsecured debt is rated A2, A- and A-, respectively, by Moody's, S&P and Fitch. The unsecured debt of the Utilities is rated A1, A and A+, respectively, by Moody's, S&P and Fitch. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization.

Capital Requirements

The following table contains the Companies' capital requirements for the years 2002 through 2004 and estimated amounts for 2005 through 2007.

	Actual			Estimate		
(Millions of Dollars)	2002	2003	2004	2005	2006	2007
Regulated utility construction expenditures						
Con Edison of New York	$1,082	$1,167	$1,235	$1,492	$1,541	$1,580
O&R	58	71	79	82	86	84
Total regulated construction expenditures	1,140	1,238	1,314	1,574	1,627	1,664
Unregulated subsidiaries construction expenditures	282	105	38	6	8	8
Sub-total	1,422	1,343	1,352	1,580	1,635	1,672
Retirement of long-term securities at maturity*						
Con Edison of New York	337	805	923	450	-	330
O&R	-	35	-	2	2	23
Unregulated energy subsidiaries	11	16	16	17	20	21
Total retirement of long-term securities at maturity	348	856	939	469	22	374
Total	**$1,770**	**$2,199**	**$2,291**	**$2,049**	**$1,657**	**$2,046**

* Includes long-term securities redeemed in advance of maturity.

Con Edison of New York's utility construction expenditures in 2003 and 2004 reflect programs to meet electric load growth and reliability needs, gas infrastructure expenditures, the East River Repowering Project and expenditures for permanent electric, gas and steam system restoration following the World Trade Center attack (see Note R to the financial statements). The increase for 2005 reflects an anticipated higher level of expenditures for electric substations and ongoing improvements and reinforcements of the electric distribution system.

The unregulated energy subsidiaries' construction expenditures declined in 2004 and are expected to continue to decline, consistent with there being no major construction or acquisition identified for those businesses at this time. At December 31, 2004 and 2003, Con Edison's investment balance in these subsidiaries, on an unconsolidated basis, was $599 million and $703 million, respectively. The 2004 amount does not include Con Edison Communications.

Contractual Obligations

The following tables summarize the Companies' material obligations at December 31, 2004, to make payments pursuant to contracts. Long-term debt, capital lease obligations and other long-term liabilities are included on their balance sheets. Operating leases, non-utility generator (NUG) contracts and other purchase power agreements (PPAs) (for which undiscounted future annual payments are shown) are disclosed in the notes to the financial statements.

		Payments Due by Period			
Contractual Obligations (Millions of Dollars)	**Total**	**Less than 1 year**	**2 – 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt, including interest (Note C)					
Con Edison of New York	$10,210	$ 767	$ 904	$ 1,269	$ 7,270
O&R	620	21	62	38	499
Unregulated energy subsidiaries and parent	2,455	88	179	364	1,824
Total long-term debt, including interest	13,285	876	1,145	1,671	9,593
Capital lease obligations (Note K)					
Con Edison of New York	57	7	14	16	20
Total capital lease obligations	57	7	14	16	20
Operating leases (Notes K and T)					
Con Edison of New York	76	41	11	10	14
O&R	25	2	4	4	15
Unregulated energy subsidiaries	13	2	4	3	4
Total operating leases	114	45	19	17	33
Purchase obligations:					
Non-utility generator contracts and purchase power agreements – Utilities (Note I)					
Con Edison of New York					
Energy (a)	13,618	910	1,560	1,026	10,122
Capacity	6,430	452	996	1,027	3,955
Total Con Edison of New York	20,048	1,362	2,556	2,053	14,077
O&R					
Energy (a)	86	52	34	-	-
Capacity	30	18	9	3	-
Total O&R	116	70	43	3	-
Total non-utility generator contracts and purchase power agreements – Utilities (b)	20,164	1,432	2,599	2,056	14,077
Natural gas supply, transportation, and storage contracts – Utilities (c)					
Con Edison of New York					
Natural gas supply	1,218	536	548	134	-
Transportation and storage	609	135	215	158	101
Total Con Edison of New York	1,827	671	763	292	101
O&R					
Natural gas supply	260	115	109	36	-
Transportation and storage	140	33	51	37	19
Total O&R	400	148	160	73	19
Total natural gas supply, transportation and storage contracts	2,227	819	923	365	120
Other purchase obligations (d)					
Con Edison of New York	1,767	1,126	502	89	50
O&R	149	68	53	22	6
Total other purchase obligations	1,916	1,194	555	111	56
Unregulated energy subsidiary commodity and service agreements (e)	965	366	336	48	215
Total	$38,728	$ 4,739	$ 5,591	$ 4,284	$24,114

(a) Included in these amounts is the cost of minimum quantities of energy that the company is obligated to purchase at both fixed and variable prices.

(b) Con Edison of New York's contractual obligations under its non-utility generator contracts and other purchase power agreements include the cost of energy and capacity that the company is obligated to purchase under the contracts described in Notes I, N and T to the financial statements.

(c) Included in these amounts is the cost of minimum quantities of natural gas supply, transportation and storage that the Utilities are obligated to purchase at both fixed and variable prices.

(d) Amounts shown for other purchase obligations, which reflect capital and operations and maintenance costs incurred by the Utilities in running their day-to-day operations, were derived from the Utilities' purchasing systems as the difference between the amounts authorized and the amounts paid (or vouchered to be paid) for each obligation. For many of these obligations, the Utilities are committed to purchase less than the amount authorized. Payments of the other purchase obligations are generally assumed to be made ratably over the term of the obligations. The Utilities believe that unreasonable effort and expense would be involved to modify their purchasing systems to enable them to report their other purchase obligations in a different manner.

(e) Amounts represent commitments to purchase minimum quantities of electric energy and capacity, natural gas, natural gas pipeline capacity and generating plant services entered into by Con Edison's unregulated subsidiaries. Amounts do not include commitments of Con Edison Communications.

The Companies' commitments to make payments in addition to these contractual commitments include their other liabilities reflected in their balance sheets, any funding obligations for their pension and other postretirement benefit plans, and Con Edison's guarantees of certain obligations of its subsidiaries. See Notes E, F, S and T to the financial statements.

Electric Power Requirements

In 2004, the Utilities purchased substantially all of the energy they sold to customers pursuant to firm contracts with NUGs and others and through the NYISO's wholesale electricity market. Con Edison expects that these resources will again be adequate to meet the requirements of its customers in 2005.

In general, the Utilities recover prudently incurred purchase power costs pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction. See "Financial and Commodity Market Risks – Commodity Price Risk," below, and "Recoverable Energy Costs" in Note A to the financial statements. From time to time certain parties have petitioned the PSC to review these provisions, the elimination of which could have a material adverse effect on the Companies' financial position, results of operations or liquidity.

To reduce the volatility of electric energy costs, the Utilities have firm contracts to purchase electric energy and enter into derivative transactions to hedge the costs of a portion of their expected purchases, which together cover a substantial portion of the electric energy expected to be sold to customers in the summer of 2005. See Notes I and P to the financial statements. O&R's New Jersey subsidiary entered into firm contracts to purchase electric energy for substantially all of the electric energy expected to be sold to its customers in 2005.

Con Edison of New York also owns generating stations in New York City associated primarily with its steam system, with electric capacity of approximately 565 MW. In addition, the company's East River Repowering Project, which is expected to be placed in service in 2005, will add incremental electric capacity of 200 MW based on a winter nominal rating (125 MW based on a summer nominal rating). The company sells the electric output of its generating stations through the NYISO's wholesale electricity market.

In a July 1998 order, the PSC indicated that it "agree(s) generally that Con Edison of New York need not plan on constructing new generation as the competitive market develops," but considers "overly broad" and did not adopt Con Edison of New York's request for a declaration that, solely with respect to providing generating capacity, it will no longer be required to engage in long-range planning to meet potential demand and, in particular, that it will no longer have the obligation to construct new generating facilities, regardless of the market price of capacity.

Con Edison of New York monitors the adequacy of the electric capacity resources and related developments in its service area, and works with other parties on long-term resource adequacy issues within the framework of the NYISO.

Mirant Corporation is the owner of the Lovett generating station located in O&R's service territory. Mirant, which is undergoing bankruptcy proceedings, has indicated in their recent Plan of Reorganization that under certain circumstances it would shut down the Lovett units in 2007 and 2008. If the units were shut down and in the absence of replacement generation added in the area, O&R's transmission system could require modification in order to meet existing transmission reliability criteria.

Con Edison's unregulated energy subsidiaries sell electricity in the wholesale and retail NYISO and other markets. At December 31, 2004, Con Edison Development's interests in electric generating facilities amounted to 1,668 MW. Con Edison Energy sells the electricity from these generating facilities under contract or on the wholesale electricity markets. See "Financial and Commodity Market Risks – Commodity Price Risk," below.

Regulatory Matters

For additional information about the electric, gas and steam agreements discussed below, see "Rate and Restructuring Agreements" in Note B to the financial statements.

Electric

In September 1997, the PSC approved a restructuring agreement among Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). Pursuant to the 1997 Restructuring Agreement, Con Edison of New York reduced electric rates, divested most of its electric generating capacity, and enabled all of its electric customers to be served by competitive energy suppliers. O&R operates under regulatory frameworks authorized by the PSC, NJBPU and PPUC that provide for a transition to a competitive electric market.

In November 2000, the PSC approved an electric rate agreement for Con Edison of New York covering the five-year period ending March 2005, which, among other things, revised and extended the electric rate plan provisions of the 1997 Restructuring Agreement and addressed certain generation divestiture-related issues.

In December 2004, Con Edison of New York entered into a Joint Proposal with the staff of the PSC and other parties with respect to its electric rates. The new electric rate plan, which is subject to PSC approval, covers the three-year period April 2005 through March 2008, and provides for expected increases in delivery service rates of $104.6 million, effective April 1, 2005, and $220.4 million effective April 1, 2007. The rate increase is net of $100 million (pre-tax) the company agreed to apply for customer benefit relating primarily to the treatment of prior period pension credits. In addition, the company will retain the first $60 million of auction proceeds from the sale of transmission rights on the company's transmission system (transmission congestion contracts) in each of the three years. The rate increases are lower than they otherwise would have been as a result of the amortization of certain regulatory assets and liabilities, the net effect of which will be to increase electric revenues by $128 million, $173 million and $249 million in each of the 12-month periods ended March 31, 2006, 2007 and 2008, respectively.

In October 2003, the PSC approved an agreement among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for electric service. The agreement, which covers the period from July 1, 2003 through October 31, 2006, provides for no changes to electric base rates and contains provisions for the amortization and offset of regulatory assets and liabilities, the net effect of which will reduce electric operating income by a total of $11 million (pre tax) between July 2003 and June 2006.

In July 2003, the NJBPU ruled on the petitions of Rockland Electric Company (RECO), the New Jersey utility subsidiary of O&R, for an increase in electric rates and recovery of deferred purchased power costs. The NJBPU ordered a $7 million decrease in RECO's electric base rates, effective August 2003, authorized RECO's recovery of approximately $83 million of previously deferred purchased power costs and associated interest and disallowed recovery of approximately $19 million of such costs and associated interest. In July 2004, the NJBPU approved RECO's Phase II petition of O&R's New Jersey utility subsidiary, RECO, to increase base rates annually by $2.7 million (2.0%), effective August 1, 2004.

Gas

In September 2004, the PSC approved a Joint Proposal by Con Edison of New York, the staff of the PSC and other parties with respect to the rates the company can charge its customers for gas and steam services. The approved gas rate plan covers the three-year period from October 2004 through September 2007, and provides for an increase in gas delivery rates of $46.8 million, effective October 1, 2004, with deferral accounting to be used to allocate the income statement effect of the increase over the term of the agreement. The rate increase is net of $17.5 million (pre tax) the company agreed to apply for customer benefit relating primarily to the treatment of prior period pension credits, for which the company recognized a charge upon approval of the plan in September 2004. In addition to this rate increase, the company will retain the first $35 million of net revenues from non-firm customer transactions for each year of the rate plan and share with customers such revenues in excess of $35 million.

In October 2003, the PSC approved an agreement among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for gas delivery service. The agreement, which covers the period from November 1, 2003 through October 31, 2006, provides for annual increases in gas base rates of $9 million (5.8 percent) effective November 2003, $9 million (4.8 percent) effective November 2004 and $5 million (2.5 percent) effective November 2005. The agreement also contains incentives under which, among other things, the company earns additional amounts based on attaining specified targets for customer migration to its retail access programs and the achievement of certain net revenue targets for interruptible sales and transportation customers.

Steam

The Joint Proposal approved by the PSC in September 2004 for Con Edison of New York gas and steam rates includes a steam rate plan covering the two-year period from October 2004 through September 2006. The plan provides for increases in steam base rates of $49.6 million, effective October 1, 2004, and $27.4 million, effective October 1, 2005. The increases are net of a total of $6.2 million (pre-tax) the company agreed to apply for customer benefit relating primarily to the treatment of prior period pension credits, for which the company recognized a charge upon approval of the plan in September 2004.

Financial and Commodity Market Risks

The Companies are subject to various risks and uncertainties associated with financial and commodity markets. The most significant market risks include interest rate risk, commodity price risk, credit risk and investment risk.

Interest Rate Risk

The interest rate risk relates primarily to variable rate debt and to new debt financing needed to fund capital requirements, including the construction expenditures of the Utilities and maturing debt securities. Con Edison and its subsidiaries manage interest rate risk through the issuance of mostly fixed-rate debt with varying maturities and through opportunistic refinancing of debt. Con Edison estimates that, as of December 31, 2004, each 10 percent variation in interest rates applicable to the Companies' variable rate debt of $1 billion would result in a change in annual interest expense of $2 million. For each 10 percent change in Con Edison of New York's and O&R's variable interest rates applicable to their variable rate debt of $1 billion and $44 million, respectively, annual interest expense for Con Edison of New York would change by $2 million and there would be no material impact for O&R.

In addition, from time to time, Con Edison and its subsidiaries enter into derivative financial instruments to hedge interest rate risk on certain debt securities. See "Interest Rate Hedging" in Note P to the financial statements.

Commodity Price Risk

Con Edison's commodity price risk relates primarily to the purchase and sale of electricity, gas and related derivative instruments. The Utilities and Con Edison's unregulated energy subsidiaries have risk management strategies to mitigate their related exposures. See Note P to the financial statements.

Con Edison estimates that, as of December 31, 2004, each 10 percent change in market prices would result in a change in fair value of $70 million for the derivative instruments used by the Utilities to hedge purchases of electricity and gas, of which $54 million is for Con Edison of New York and $16 million for O&R. Con Edison expects that any such change in fair value would be largely offset by directionally opposite changes in the cost of the electricity and gas purchased. In accordance with provisions approved by state regulators, the Utilities generally recover from customers the costs they incur for energy purchased for their customers, including gains and losses on certain derivative instruments used to hedge energy purchased and related costs. See "Recoverable Energy Costs" in Note A to the financial statements.

Con Edison's unregulated energy subsidiaries use a value-at-risk (VaR) model to assess the market risk of their electricity and gas commodity fixed-price purchase and sales commitments, physical forward contracts and commodity derivative instruments. VaR represents the potential change in fair value of instruments or the portfolio due to changes in market factors, for a specified time period and confidence level. These subsidiaries estimate VaR across their electricity and natural gas commodity businesses using a delta-normal variance/covariance model with a 95 percent confidence level. Since the VaR calculation involves complex methodologies and estimates and assumptions that are based on past experience, it is not necessarily indicative of future results. VaR for transactions associated with hedges on generating assets and commodity contracts, assuming a one-day holding period, for the years ended December 31, 2004, and 2003, respectively, was as follows:

	2004	2003
95% Confidence Level, One-Day Holding Period	**(Millions of Dollars)**	
Average for the period	$1	$1
High	$3	$3
Low	$1	$-

Credit Risk

The Companies are exposed to credit risk related to over-the-counter transactions entered into primarily for the various energy supply and hedging activities by the Utilities and the unregulated energy subsidiaries. Credit risk relates to the loss that may result from a counterparty's nonperformance. The Companies use credit policies to manage this risk, including an established credit approval process, monitoring of counterparty limits, master netting agreements and collateral or prepayment arrangements. The Companies measure credit risk exposure as the replacement cost for open energy commodity and derivative positions plus amounts owed from counterparties for settled transactions. The replacement cost of open positions represents unrealized gains, net of any unrealized losses where the company has a legally enforceable right of setoff.

Con Edison's unregulated energy subsidiaries had $80 million of credit exposure, net of collateral and reserves, at December 31, 2004, of which $59 million was with investment grade counterparties and $21 million was with the New York Mercantile Exchange or independent system operators.

Investment Risk

The Companies' investment risk relates to the investment of plan assets for their pension and other postretirement benefit plans. See "Application of Critical Accounting Policies – Accounting for Pensions and Other Postretirement Benefits," above. The Companies' current investment policy for pension plan assets includes investment targets of 65 percent equities and 35 percent fixed income and other securities. At December 31, 2004, the pension plan investments consisted of 67 percent equity and 33 percent fixed income and other securities. See Note E to the financial statements.

Environmental Matters

For information concerning potential liabilities arising from laws and regulations protecting the environment and from claims relating to alleged exposure to asbestos, see Note G to the financial statements.

Impact of Inflation

The Companies are affected by the decline in the purchasing power of the dollar caused by inflation. Regulation permits the Utilities to recover through depreciation only the historical cost of their plant assets even though in an inflationary economy the cost to replace the assets upon their retirement will substantially exceed historical costs. The impact is, however, partially offset by the repayment of the Companies' long-term debt in dollars of lesser value than the dollars originally borrowed. Also, to the extent the Companies' prices change by more or less than inflation, the real price of the Companies' services will increase or decline. Over the past 20 years, for example, the real price of electric delivery service has declined substantially.

Material Contingencies

For information concerning potential liabilities arising from the Companies' material contingencies, see "Application of Critical Accounting Policies – Accounting for Contingencies."

Results of Operations

Results of operations reflect, among other things, the Companies' accounting policies (see "Application of Critical Accounting Policies," above), rate plans that cover the rates the Utilities can charge their customers (see "Regulatory Matters," above) and demand for utility service. Demand for utility service is affected by weather, economic conditions and other factors.

The Companies' results of operations for the 12 months ended December 31, 2004 were negatively affected by the lower than normal number of hot days during the summer months, which offset the benefit of the unusually warm spring. For Con Edison and Con Edison of New York, the results also reflect charges totaling $124 million ($80 million after tax) related to the new and pending electric, gas and steam rate plans (see Note B to the financial statements), higher operations and maintenance expenses, and a reduction in net credits for pensions and other postretirement benefits. In addition, higher depreciation and property taxes in 2004 reflect large continuing investments in energy delivery infrastructure. For Con Edison, results of operations for 2003 and 2002 have been restated to reflect accounting for the discontinued operations of Con Edison Communications. For additional information about major factors affecting earnings, see "Results of Operations – Summary," above.

In general, the Utilities recover on a current basis the fuel and purchased power costs they incur in supplying energy to their full-service customers (see "Recoverable Energy Costs" in Note A and "Regulatory Matters" in Note B to the financial statements). Accordingly, such costs do not generally affect the Companies' results of operations. Management uses the term "net revenues" (operating revenues less such costs) to identify changes in operating revenues that may affect the Companies' results of operations. Management believes that, although "net revenues" may not be a measure determined in accordance with Generally Accepted Accounting Principles, the measure facilitates the analysis by management and investors of the Companies' results of operations.

A discussion of the results of operations by principal business segment for the years ended December 31, 2004, 2003 and 2002 follows. For additional business segment financial information, see Note O to the financial statements.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

The Companies' results of operations (which were discussed above under "Results of Operations – Summary") in 2004 compared with 2003 were:

	Con Edison*		Con Edison of New York		O&R	
(Millions of Dollars)	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent
Operating revenues	$ (50)	(0.5)%	$ (160)	(2.0)%	$ (24)	(3.3)%
Purchased power	77	2.0	(60)	(1.9)	(4)	(1.6)
Fuel	93	18.5	46	12.8	-	-
Gas purchased for resale	(37)	(4.2)	(6)	(0.8)	-	-
Operating revenues less purchased power, fuel and gas purchased for resale (net revenues)	(183)	(4.0)	(140)	(3.5)	(20)	(5.6)
Other operations and maintenance	56	3.9	77	6.7	3	1.8
Impairment charges	(18)	(100.0)	-	-	-	-
Depreciation and amortization	35	6.8	19	4.1	(1)	(2.9)
Taxes, other than income tax	(36)	(3.2)	(27)	(2.6)	(2)	(4.0)
Income tax	(107)	(26.8)	(92)	(24.7)	(17)	(50.0)
Operating income	(113)	(10.8)	(117)	(12.4)	(3)	(4.4)
Other income less deductions and related federal income tax	38	Large	17	47.2	3	Large
Net interest charges	10	2.3	(27)	(7.2)	(1)	(4.8)
Income from continuing operations	(85)	(13.4)	-	-	-	-
Discontinued operations	97	89.0	-	-	-	-
Cumulative effect of changes in accounting principles	(3)	(100.0)	-	-	-	-
Net income for common stock	$ 9	1.7%	$ (73)	(12.4)%	$ 1	2.2%

* Represents the consolidated financial results of Con Edison and its subsidiaries.

Con Edison of New York

Electric

Con Edison of New York's electric operating revenues were $181 million lower in 2004 than in 2003, due primarily to the non-cash charge ($100 million) under the pending electric rate plan (see Note B to the financial statements) and decreased purchased power costs of $80 million. The decrease is partially offset by the increase in recoverable fuel costs ($46 million). Changes to operating revenues also reflect variations in electric sales.

Con Edison of New York's electric sales and deliveries, excluding off-system sales, in 2004 compared with 2003 were:

	Millions of kWhs Twelve Months Ended			
Description	December 31, 2004	December 31, 2003	Variation	Percent Variation
Residential/Religious	12,673	12,441	232	1.9%
Commercial/Industrial	16,966	18,033	(1,067)	(5.9)
Other	229	154	75	48.7
Total Full Service Customers	**29,868**	**30,628**	**(760)**	**(2.5)**
Retail access customers	14,143	12,637	1,506	11.9
Sub-total	**44,011**	**43,265**	**746**	**1.7**
NYPA, Municipal Agency and Other Sales	10,730	10,470	260	2.5
Total Service Area	**54,741**	**53,735**	**1,006**	**1.9%**

Electric delivery volumes in Con Edison of New York's service area increased 1.9 percent in 2004 compared with 2003, reflecting principally increased new business. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, electric delivery volumes in Con Edison of New York's service area increased 1.4 percent in 2004 compared with 2003. Weather-adjusted sales represent an estimate of the sales that would have been made if historical average weather conditions had prevailed.

Con Edison of New York's electric fuel costs increased $46 million in 2004 as compared with 2003, primarily because the company's generation plants were dispatched more frequently than in the same period last year. Electric purchased power costs decreased $80 million, reflecting a decrease in purchased volumes, partially offset by higher unit costs.

Con Edison of New York's electric operating income decreased $106 million in 2004 compared with 2003. The principal components of the decrease were lower net revenues ($147 million), and increases in other operations and maintenance expense ($49 million – due primarily to a reduced net credit for pensions and other postretirement benefits), property taxes ($21 million) and depreciation ($16 million). The increase in expenses were offset in part by lower income tax ($80 million), state and local revenue taxes ($32 million), sales and use tax ($8 million).

Gas

Con Edison of New York's gas operating revenues in 2004 increased $8 million compared with 2003, reflecting primarily higher firm and non-firm revenues due principally to the new gas rate plan ($23 million) and the reconciliation of gas distribution losses to levels reflected in rates, which resulted in a net benefit of $12 million. This increase was partially offset by non-cash charge ($18 million) under the new gas rate plan (see Note B to the financial statements).

Con Edison of New York's revenues from gas sales are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income.

Con Edison of New York's gas sales and deliveries, excluding off-system sales, in 2004 compared with 2003 were:

	Thousands of DTHs Twelve Months Ended			
Description	December 31, 2004	December 31, 2003	Variation	Percent Variation
Firm Sales				
Residential	48,569	51,944	(3,375)	(6.5)%
General	35,887	36,840	(953)	(2.6)
Firm Transportation	**16,795**	**16,486**	**309**	**1.9**
Total Firm Sales and Transportation	**101,251**	**105,270**	**(4,019)**	**(3.8)**
Off Peak/ Interruptible Sales	13,187	15,247	(2,060)	(13.5)
Non-Firm Transportation of Gas				
NYPA	18,623	23,360	(4,737)	(20.3)
Generation Plants	44,772	43,808	964	2.2
Total NYPA and Generation Plants	**63,395**	**67,168**	**(3,773)**	**(5.6)**
Other	18,534	17,766	768	4.3
Total Sales and Transportation	**196,367**	**205,451**	**(9,084)**	**(4.4)%**

Con Edison of New York's sales and transportation volumes for firm customers decreased 3.8 percent in 2004 compared with 2003 reflecting the impact of milder winter and warmer spring weather, partially offset by increased new business. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, firm gas sales and transportation volumes in the company's service area increased 0.6 percent in 2004.

Non-firm transportation of customer-owned gas to NYPA and electric generating plants decreased 5.6 percent in 2004 as compared with 2003 due to higher gas prices. In 2004, because of the relative prices of gas and fuel oil, electric generating plants in the company's gas service area utilized oil rather than gas for a significant portion of their generation.

The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

Con Edison of New York's purchased gas cost decreased $6 million in 2004 compared with 2003, due to lower delivery volumes, partially offset by higher unit costs.

Con Edison of New York's gas operating income increased $3 million in 2004 compared with 2003, reflecting primarily higher net revenues ($14 million) and lower sales and use tax ($1 million). This increase was partially offset by increases in other operations and maintenance expense ($8 million – due primarily to a reduced net credit for pensions and other postretirement benefits), depreciation ($3 million) and income tax ($3 million).

Steam

Con Edison of New York's steam operating revenues increased $13 million and steam operating income decreased $13 million in 2004 compared with 2003. The increase includes higher purchased power costs ($20 million) in 2004 reflecting an increase in purchased volumes and higher unit costs compared with 2003, partially offset by the non-cash charge ($6 million) under the new steam rate plan (see Note B to the financial statements). The decrease in steam operating income reflects increased operations and maintenance expense ($19 million, principally related to the cost of insulating steam manhole covers) and lower net revenues of $7 million. This decrease was partially offset by lower income taxes ($15 million) due to lower income.

Con Edison of New York's steam sales and deliveries in 2004 compared with 2003 were:

Description	Millions of Pounds Twelve Months Ended December 31, 2004	December 31, 2003	Variation	Percent Variation
General	685	729	(44)	(6.0)%
Apartment house	7,602	7,845	(243)	(3.1)
Annual power	17,842	17,674	168	1.0
Total Sales	**26,129**	**26,248**	**(119)**	**(0.5)%**

Steam sales volumes decreased 0.5 percent in 2004 compared with 2003, reflecting the impact of the milder December weather in the 2004 period. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, steam sales decreased 0.4 percent in 2004.

Taxes Other Than Income Taxes

At $1 billion, taxes other than income taxes remain one of Con Edison of New York's largest operating expenses.

The principal components of, and variations in, taxes, other than income taxes were:

(Millions of Dollars)	2004	2003	Increase/ (Decrease)
Property taxes	$ 681	$ 651	$ 30
State and local taxes related to revenue receipts	283	321	(38)
Payroll taxes	53	50	3
Other taxes	(4)	18	(22)
Total	**$1,013 (a)**	**$1,040 (a)**	**$(27)**

(a) Including sales tax on customers' bills, total taxes other than income taxes billed to customer in 2004 and 2003 were $1,357 and $1,393 million, respectively.

Income Taxes

Operating income taxes decreased $92 million in 2004 compared with 2003, due principally to lower income in the 2004 period.

Other Income (Deductions)

Other income (deductions) increased $17 million in 2004 compared with 2003, due primarily to increased allowance for equity funds used during construction and interest income associated with use tax and federal income tax.

Net Interest Charges

Net interest charges decreased $27 million in 2004 compared with 2003, due principally to lower interest expense on long-term debt as a result of refinancing long-term debt at lower interest rates, offset, in part, by additional debt issuances during the year.

O&R

Electric

Electric operating revenues decreased $31 million in 2004 compared with 2003. The decrease is due primarily to accounting in 2003 for the New York rate agreement and the NJBPU ruling on the RECO rate petitions (see "Rate and Restructuring Agreements" in Note B to the financial statements), as well as the deferral in 2004 of state income tax benefits for ratepayers, and lower purchased power costs.

O&R's electric sales and deliveries, excluding off-system sales, in 2004 compared with 2003 were:

Description	Millions of kWhs Twelve Months Ended December 31, 2004	December 31, 2003	Variation	Percent Variation
Residential/Religious	1,729	1,769	(40)	(2.3)%
Commercial/Industrial	2,046	2,277	(231)	(10.1)
Other	107	111	(4)	(3.6)
Total Full Service Customers	**3,882**	**4,157**	**(275)**	**(6.6)**
Retail access customers	1,861	1,455	406	27.9
Total Service Area	**5,743**	**5,612**	**131**	**2.3%**

Electric delivery volumes in O&R's service area increased 2.3 percent in 2004 compared with 2003 due to the growth in the number of customers and higher average customer usage. After adjusting for weather variations in each period and the August 2003 regional power outage, electric delivery volumes in O&R's service area increased 2.3 percent in 2004.

O&R's purchased power cost decreased $4 million in 2004 as compared with 2003 due to a decrease in the average unit cost, lower energy usage by the company's full-service customers and the regulatory actions referenced above.

O&R's electric operating income decreased $3 million in 2004 as compared with 2003 due primarily to the referenced regulatory actions offset in part by lower depreciation expense and lower revenue and income taxes.

Gas

O&R's gas operating revenues increased $7 million in 2004 compared with 2003. The increase is due primarily to the impact of the 2003 gas rate agreement and higher firm transportation volumes.

Gas sales and deliveries, excluding off-system sales, in 2004 compared with 2003 were:

Description	Thousands of DTHs Twelve Months Ended December 31, 2004	December 31, 2003	Variation	Percent Variation
Firm Sales				
Residential	9,487	10,810	(1,323)	(12.2)%
General	2,487	3,314	(827)	(25.0)
Firm Transportation	**9,931**	**8,498**	**1,433**	**16.9**
Total Firm Sales and Transportation	**21,905**	**22,622**	**(717)**	**(3.2)**
Off Peak/ Interruptible Sales	6,996	6,833	163	2.4
Non-Firm Transportation of Gas				
Generation Plants	659	2,833	(2,174)	(76.7)
Other	1,068	1,134	(66)	(5.8)
Total Sales and Transportation	**30,628**	**33,422**	**(2,794)**	**(8.4)%**

Sales and transportation volumes for firm customers decreased 3.2 percent in 2004 compared with 2003 reflecting the impact of the milder winter and warm spring weather. After adjusting for weather variations in each period and the August 2003 power outage, total firm sales and transportation volumes were 0.9 percent higher in 2004 compared with 2003.

Non-firm transportation of customer-owned gas to electric generating plants decreased 76.7 percent in 2004 as compared with 2003 because the relative prices of gas and fuel oil led power plants in the company's gas service area to utilize oil rather than gas for a significant portion of their generation. In addition, one area power plant has changed equipment at its two coal-fired units to significantly reduce the volume of gas required for ignition. The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

Gas operating income was the same in 2004 as in 2003. Increased gas operations and maintenance expenses of $12 million, primarily related to pensions and other postretirement benefits, were offset by an increase in net gas revenues of $7 million, reflecting the 2003 gas rate agreement, and by a decrease in federal and state income tax of $4 million and lower taxes other than income taxes of $1 million.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $2 million in 2004 compared with 2003.

The principal components of, and variation, in taxes, other than income taxes were:

(Millions of Dollars)	2004	2003	Increase/ (Decrease)
Property taxes	$29	$28	$1
State and local taxes related to revenue receipts	15	19	(4)
Payroll taxes	4	4	-
Other taxes	-	(1)(b)	1
Total	**$48(a)**	**$50(a)**	**$(2)**

(a) Including sales tax on customers' bills, total taxes other than income taxes, billed to customers in 2004 and 2003 were $66 million and $69 million, respectively.
(b) Includes a sales and use tax refund of approximately $800,000.

Income Taxes

Operating income taxes decreased by $17 million in 2004 compared with 2003 due primarily to the deferral of state income tax benefits for ratepayers in 2004 and lower taxable income in 2004 compared with 2003.

Other Income

O&R's other income (deductions) increased $3 million in 2004 compared with 2003, due primarily to the reclassification to other income (deductions) in 2003 of losses previously recognized in other comprehensive income related to investments in marketable securities.

Unregulated Subsidiaries and Other

Unregulated Energy Subsidiaries

The earnings of the unregulated energy subsidiaries were $12 million lower in 2004 than in 2003. Excluding the effects of asset impairment charges and the cumulative effect of changes in accounting principles, earnings were $20 million lower in 2004. The decrease in earnings reflects several factors, including lower gross margins realized on retail electric sales, a full year of operating expenses associated with generation assets placed in service in mid-2003, and depreciation expense on the Newington plant which was consolidated for financial statement purposes in the last quarter of 2003. These negative impacts were partially offset by higher mark-to-market gains on forward transactions.

Operating revenues of the unregulated energy subsidiaries were $138 million higher in 2004 than in 2003, reflecting principally sales from Con Edison Development's increased generating capacity and higher retail electric sales at Con Edison Solutions.

Operating expenses excluding income taxes increased by $129 million, reflecting principally increased purchased power and fuel costs ($192 million), depreciation ($17 million) and maintenance expenses ($8 million). This increase was offset in part by lower costs for gas purchased for resale ($32 million), impairment charges recognized at Con Edison Development and Con Edison Solutions in 2003 ($18 million), lower taxes other than income taxes ($6 million) and decreased other operations expense at Con Edison Development ($32 million) due principally to the consolidation accounting associated with the Newington plant. Lease payments were recorded in operations expense in 2003, whereas depreciation and interest expense were charged in 2004 in accordance with consolidation accounting. See Note T to the financial statements.

Operating income taxes decreased $6 million in 2004 as compared with 2003 reflecting primarily lower taxable income.

Operating income for 2004 was $15 million higher than in 2003.

Other income (deductions) increased $4 million in 2004 as compared with 2003 due principally to unrealized gains on derivatives in 2004.

Interest charges for 2004 increased by $29 million as compared with 2003 due principally to the additional interest expense attributable to the consolidation of the Newington plant discussed above.

Other

Earnings attributable to the parent company were $4 million lower in 2004 as compared with 2003 reflecting primarily higher interest expenses.

Discontinued Operations

Losses from the discontinued operations of Con Edison Communications were $97 million lower in 2004 as compared with 2003 reflecting primarily the impairment charge totaling $84 million (after tax) recorded in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

The Companies' results of operations (which were discussed above under "Results of Operations – Summary") in 2003 compared with 2002 were:

	Con Edison*		Con Edison of New York		O&R	
(Millions of Dollars)	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent
Operating revenues	$1,310	15.4%	$ 942	13.0%	$ 92	14.5%
Purchased power	683	21.3	502	19.1	31	14.1
Fuel	215	74.4	126	54.3	-	-
Gas purchased for resale	293	49.2	243	51.5	31	34.8
Operating revenues less purchased power, fuel and gas purchased for resale (net revenues)	119	2.7	71	1.8	30	9.2
Other operations and maintenance	115	8.7	45	4.0	27	18.9
Impairment charges	18	N/A	-	-	-	-
Depreciation and amortization	29	6.0	20	4.6	-	-
Taxes, other than income tax	2	0.2	-	-	(2)	(3.8)
Income tax	(11)	(2.7)	18	5.1	9	36.0
Operating income	(34)	(3.2)	(12)	(1.3)	(4)	(5.6)
Other income less deductions and related federal income tax	(31)	(56.4)	(19)	(34.5)	(3)	Large
Net interest charges	(10)	(2.3)	(16)	(4.1)	(7)	(25.0)
Income from continuing operations	(55)	(8.0)	-	-	-	-
Preferred stock dividend requirements	-	-	(1)	(8.3)	-	-
Discontinued operations	(88)	Large	-	-	-	-
Cumulative effect of changes in accounting principles	25	Large	-	-	-	-
Net income for common stock	$ (118)	(18.3)%	$ (14)	(2.3)%	$ -	-%

* Represents the consolidated financial results of Con Edison and its subsidiaries.

A discussion of the results of operations by principal business segment follows. For additional business segment financial information, see Note O to the financial statements.

The results reflect the application of the Companies' accounting policies and rate plans that cover the rates the Utilities can charge their customers. In general, the Utilities recover on a current basis the fuel and purchased power costs they incur in supplying energy to their full-service customers. See "Recoverable Energy Costs" in Note A and "Regulatory Matters" in Note B to the financial statements.

Con Edison of New York

Electric

Con Edison of New York's electric operating revenues increased $559 million in 2003 compared with 2002, due primarily to higher fuel and purchased power costs of $503 million (which are recoverable from customers), and a lower amount reserved for earnings in excess of a specified rate of return to be retained for customer benefit ($31 million). Changes to operating revenues also reflect variations in electric sales.

Con Edison of New York's electric sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

	Millions of kWhs Twelve Months Ended			
Description	December 31, 2003	December 31, 2002	Variation	Percent Variation
Residential/Religious	12,441	12,481	(40)	(0.3)%
Commercial/Industrial	18,033	19,111	(1,078)	(5.6)
Other	154	181	(27)	(14.9)
Total Full Service Customers	**30,628**	**31,773**	**(1,145)**	**(3.6)**
Retail access customers	12,637	11,926	711	6.0
Sub-total	**43,265**	**43,699**	**(434)**	**(1.0)**
NYPA, Municipal Agency and Other Sales	10,470	10,267	203	2.0
Total Service Area	**53,735**	**53,966**	**(231)**	**(0.4)%**

Electric delivery volumes in Con Edison of New York's service area decreased 0.4 percent in 2003 compared with 2002. The decrease in delivery volumes reflects the cool weather in the second quarter of 2003 and the lower than normal number of hot days during the summer of 2003 compared with an exceptionally warm summer in 2002, partially offset by the cold winter weather in 2003 compared with the mild winter in 2002. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, electric delivery volumes in Con Edison of New York's service area increased 0.6 percent in 2003 compared with 2002. Weather-adjusted sales represent an estimate of the sales that would have been made if historical average weather conditions had prevailed.

Con Edison of New York's electric purchased power costs increased $477 million in 2003 as compared with 2002, due to an increase in the average unit price of purchased power. This increase was offset in part by lower usage by the company's full service customers and higher volumes of electricity purchased from other suppliers by participants in the company's retail access programs. Electric fuel costs increased $26 million, reflecting an increase in the average unit price of fuel.

Con Edison of New York's electric operating income decreased $1 million in 2003 compared with 2002. The principal components of the decrease were increases in other operations and maintenance expense ($41 million – due primarily to a reduced net credit for pensions and other postretirement benefits), property taxes ($17 million) and depreciation ($16 million). The increases in expense were offset in part by higher net revenues ($56 million), and lower state and local revenue taxes ($7 million), sales and use tax ($5 million) and payroll taxes ($3 million).

Gas

Con Edison of New York's gas operating revenues in 2003 increased $250 million compared with 2002, due primarily to the higher cost of purchased gas of $243 million (which is recoverable from customers), and higher sales volumes.

Con Edison of New York's revenues from gas sales are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income.

Con Edison of New York's gas sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

	Thousands of DTHs Twelve Months Ended			
Description	December 31, 2003	December 31, 2002	Variation	Percent Variation
Firm Sales				
Residential	51,944	44,163	7,781	17.6%
General	36,840	32,682	4,158	12.7
Firm Transportation	**16,486**	**15,695**	**791**	**5.0**
Total Firm Sales and Transportation	**105,270**	**92,540**	**12,730**	**13.8**
Off Peak/ Interruptible Sales	15,247	12,624	2,623	20.8
Non-Firm Transportation of Gas				
NYPA	23,360	25,467	(2,107)	(8.3)
Generation Plants	43,808	77,516	(33,708)	(43.5)
Total NYPA and Generation Plants	**67,168**	**102,983**	**(35,815)**	**(34.8)**
Other	17,766	22,299	(4,533)	(20.3)
Total Sales and Transportation	**205,451**	**230,446**	**(24,995)**	**(10.8)%**

Con Edison of New York's sales and transportation volumes for firm customers increased 13.8 percent in 2003 compared with 2002. The increase reflects the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period and increased new business. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, firm gas sales and transportation volumes in the company's service area increased 3.6 percent in 2003.

Non-firm transportation of customer-owned gas to NYPA and electric generating plants decreased 34.8 percent in 2003 as compared with 2002 due to higher gas prices. In 2003, because of the relative prices of gas and fuel oil, electric generating plants in the company's gas service area utilized oil rather than gas for a significant portion of their generation. The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

Con Edison of New York's purchased gas cost increased $243 million in 2003 compared with 2002, due to higher unit costs and increased sales volumes for firm sales customers.

Con Edison of New York's gas operating income decreased $10 million in 2003 compared with 2002, reflecting primarily increases in other operations and maintenance expense ($4 million – due primarily to a reduced net credit for pensions and other postretirement benefits), depreciation ($4 million), state and local taxes on revenues ($5 million) and income tax ($4 million). The increases in expense were offset in part by higher net revenues of $7 million.

Steam

Con Edison of New York's steam operating revenues increased $133 million and steam operating income decreased $1 million in 2003 compared with 2002. The higher revenues reflect higher sales volumes due to the cold winter weather in 2003 as compared with the mild weather in 2002. The increase also includes higher fuel and purchased power costs ($124 million) in 2003 compared with 2002. The decrease in steam operating income reflects primarily higher income taxes ($10 million – due to higher taxable income and a lower level of removal costs in 2003) and operations and maintenance expense ($3 million – due to a reduced net credit for pensions and other postretirement benefits) offset in part by an increase in net revenues ($9 million) and lower state and local taxes on steam revenues ($4 million).

Con Edison of New York's steam sales and deliveries in 2003 compared with 2002 were:

	Millions of Pounds Twelve Months Ended			
Description	December 31, 2003	December 31, 2002	Variation	Percent Variation
General	729	600	129	21.5%
Apartment house	7,845	7,022	823	11.7
Annual power	17,674	16,897	777	4.6
Total Sales	**26,248**	**24,519**	**1,729**	**7.1%**

Steam sales volumes increased 7.1 percent in 2003 compared with 2002, reflecting the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, steam sales increased 0.9 percent.

Taxes Other Than Income Taxes

The principal components of taxes, other than income taxes were:

(Millions of Dollars)	2003	2002	Increase/ (Decrease)
Property taxes	$ 651	$ 630	$21
State and local taxes related to revenue receipts	321	327	(6)
Payroll taxes	50	55	(5)
Other taxes	18	28	(10)
Total	**$1,040(a)**	**$1,040(a)**	**$ -**

(a) Including sales tax on customers' bills, total taxes other than income taxes billed to customer in 2003 and 2002 were $1,393 and $1,352 million, respectively.

Effective January 2003, New York City increased Con Edison of New York's annual property taxes by $94 million. Under the company's rate agreements, the company is deferring most of the property tax increase as a regulatory asset to be recovered from customers.

Income Taxes

Operating income taxes increased $18 million in 2003 compared with 2002, primarily as a result of less flow-through (non-deferred) depreciation for tax purposes. In addition, lower operating income taxes in 2002 reflected a tax benefit from an Internal Revenue Service audit for tax years 1995 through 1997 and a write-off of excess deferred tax reserves.

Other Income

Other income (deductions) decreased $19 million in 2003 compared with 2002, reflecting $27 million of interest income on a federal income tax refund claim recorded in 2002, partially offset by an increase in income tax expense in 2003 as a result of the recognition in 2002 of income tax benefits relating to the September 2001 sale of the company's nuclear generating unit.

Net Interest Charges

Net interest charges decreased $16 million in 2003 compared with 2002 due primarily to the interest expense associated with a net federal income tax deficiency related to a prior period audit ($19 million) recorded in 2002.

O&R

Electric

Electric operating revenues increased $54 million in 2003 compared with 2002. The increase is due primarily to higher purchased power costs in 2003 and accounting for the 2003 New York electric rate agreement and the NJBPU ruling on the 2003 RECO rate petitions.

O&R's electric sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

	Millions of kWhs Twelve Months Ended			
Description	December 31, 2003	December 31, 2002	Variation	Percent Variation
Residential/Religious	1,769	1,815	(46)	(2.5)%
Commercial/Industrial	2,277	2,393	(116)	(4.8)
Other	111	111	-	-
Total Full Service Customers	**4,157**	**4,319**	**(162)**	**(3.8)**
Retail access customers	1,455	1,235	220	17.8
Total Service Area	**5,612**	**5,554**	**58**	**1.0%**

Electric delivery volumes in O&R's service area increased 1.0 percent in 2003 compared with 2002 due to the growth in the number of customers, higher average customer usage, and the positive effect of the cooler-than-normal weather in the first quarter of 2003, partially offset by negative impact of weather on the last nine months of 2003. After adjusting for weather variations and the August 2003 regional power outage, electric delivery volumes in O&R's service area increased 2.5 percent in 2003.

O&R's purchased power cost increased $31 million in 2003 as compared with 2002 due to an increase in the average unit cost and the regulatory actions referenced above. This increase was offset by lower energy usage by the company's full-service customers and higher volumes of electricity purchased from other suppliers by participants in O&R's retail access program.

O&R's electric operating income decreased $6 million in 2003 as compared with 2002 due primarily to the referenced regulatory actions.

Gas

O&R's gas operating revenues increased $38 million in 2003 compared with 2002. The increase is due primarily to higher cost for gas purchased for resale in 2003, higher firm sales and transportation volumes and the impact of the 2003 gas rate agreement.

O&R's gas sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

	Thousands of DTHs Twelve Months Ended			
Description	December 31, 2003	December 31, 2002	Variation	Percent Variation
Firm Sales				
Residential	10,810	10,203	607	5.9%
General	3,314	3,295	19	0.6
Firm Transportation	**8,498**	**6,368**	**2,130**	**33.4**
Total Firm Sales and Transportation	**22,622**	**19,866**	**2,756**	**13.9**
Off Peak/ Interruptible Sales	6,833	7,366	(533)	(7.2)
Non-Firm Transportation of Gas				
Generation Plants	2,833	13,983	(11,150)	(79.7)
Other	1,134	1,057	77	7.3
Total Sales and Transportation	**33,422**	**42,272**	**(8,850)**	**(20.9)%**

O&R's sales and transportation volumes for firm customers increased 13.9 percent in 2003 compared with 2002. The increase reflects the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period. Revenues from gas sales in New York are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. After adjusting for weather variations in each period and the August 2003 regional power outage, total firm sales and transportation volumes were 3.0 percent higher in 2003 compared with 2002.

Non-firm transportation of customer-owned gas to electric generating plants decreased 79.7 percent in 2003 as compared with 2002 due to higher gas prices. In 2003, because of the relative prices of gas and fuel oil, power plants in the company's gas service area utilized oil rather than gas for a significant portion of their generation. In addition, one area power plant completed a construction project to directly connect to a gas transmission provider. The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

O&R's cost of gas purchased for resale increased $31 million in 2003 as compared with 2002 due to increased sales to firm customers and increased gas unit costs in 2003. The increase is offset in part by increased volumes of gas purchased from other suppliers by participants in O&R's retail access program. See "Recoverable Energy Costs" in Note A to the financial statements.

Gas operating income increased $2 million in 2003 as compared with 2002. The increase reflects an increase in net gas revenues of $7 million, which is due primarily to increased sales and the referenced regulatory actions. The increase in net revenues was offset in part by increased gas operations and maintenance expenses of $2 million and increased federal and state income tax of $3 million.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $2 million in 2003 compared with 2002.

The principal components of, and variations in taxes, other than income taxes were:

(Millions of Dollars)	2003	2002	Increase/ (Decrease)
Property taxes	$28	$27	$1
State and local taxes related to revenue receipts	19	21	(2)
Payroll taxes	4	4	-
Other taxes	(1)(b)	-	(1)
Total	**$50 (a)**	**$52(a)**	**$(2)**

(a) Including sales tax on customers' bills, total taxes other than income taxes, billed to customers in 2003 and 2002 were $69 and $71 million, respectively.

(b) Includes a sales and use tax refund of approximately $800,000.

Income Taxes

Operating income taxes increased by $9 million in 2003 compared with 2002, reflecting primarily to the result of less flow-through (non-deferred) depreciation for tax purposes.

Other Income

O&R's other income (deductions) decreased $3 million in 2003 compared with 2002, due primarily to the reclassification to other income (deductions) of losses related to marketable securities which were previously recognized in other comprehensive income.

Net Interest Charges

O&R's net interest charges decreased by $7 million in 2003 compared with 2002, due primarily to interest charges of $5 million recorded 2002 to reflect a ruling by the NJBPU related to carrying charges on the company's deferred purchased power costs, and to lower interest on long-term debt as a result of the redemption of a $35 million, 10-year debenture in March 2003 (see "Liquidity and Capital Resources," above).

Unregulated Subsidiaries and Other

Unregulated Energy Subsidiaries

Unregulated energy subsidiaries' operating income for 2003 was $29 million lower than 2002. Operating revenues increased $278 million in 2003 compared with 2002 due primarily to higher sales from Con Edison Development's increased generating capacity and increased retail electric sales at Con Edison Solutions.

Unregulated energy subsidiaries' operating expenses, excluding income taxes, increased by $333 million, reflecting principally increased fuel and purchased power costs of $260 million, impairment charges of $18 million and increased operation and maintenance expenses of $55 million. See Note H to the financial statements. The increase in operation and maintenance expenses was attributable to increased costs at Con Edison Development ($51 million), primarily for operations and depreciation for additional generating assets ($9 million), offset in part by lower operation and maintenance costs at Con Edison Solutions ($6 million).

Operating income taxes decreased $26 million for 2003 as compared with 2002 reflecting primarily lower taxable income (including the tax-effect of the aforementioned impairment charges).

Unregulated energy subsidiaries' other income (deductions) decreased $4 million and interest charges were higher by $8 million for 2003 as compared with 2002.

Unregulated energy subsidiaries' earnings reflect an increase of $25 million for 2003 as compared with 2002 resulting from the cumulative effect of changes in accounting principles adopted in each year. For 2003, the positive cumulative effect of changes in accounting principles of $3 million (after tax) at Con Edison Development related to mark-to-market gains applicable to power sales contracts at certain generating plants, partially offset by the impact of the financial statement consolidation of its Newington plant. For 2002, the cumulative effect of changes in accounting principles included charges for goodwill impairment of certain generating assets at Con Edison Development, totaling $20 million (after tax), and a charge of $2 million (after tax) at Con Edison Energy relating to the accounting for certain contracts involved in energy trading and risk management activities.

Other

Earnings attributable to Other, representing the parent company and inter-company transactions, were $7 million lower for 2003 as compared with 2002 primarily reflecting higher interest expenses.

Discontinued Operations

Losses from the discontinued operations of Con Edison Communications were $88 million higher in 2003 as compared with 2002 reflecting primarily the impairment charge totaling $84 million (after tax) included in 2003.

Financial Statements

Report of Management on Internal Control Over Financial Reporting

Management of Con Edison is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of the effectiveness of controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management of Con Edison assessed the effectiveness of internal control over financial reporting as of December 31, 2004, using the criteria established by the Committee of Sponsoring Organizations (COSO) in Internal Control - Integrated Framework. Based on that assessment, management has concluded that Con Edison had effective internal control over financial reporting as of December 31, 2004.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, Con Edison's independent registered public accounting firm, as stated in the following Report.

February 17, 2005

Eugene R. McGrath
Chairman, President
and Chief Executive Officer

Joan S. Freilich
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To the Stockholders and Board of Directors of
Consolidated Edison, Inc.:

We have completed an integrated audit of Consolidated Edison, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Consolidated Edison, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 17, 2005

Consolidated Edison, Inc.
Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Assets		
Utility Plant, at Original Cost (Note A)		
Electric	**$ 12,912**	$ 12,097
Gas	**2,867**	2,699
Steam	**823**	799
General	**1,500**	1,482
Total	**18,102**	17,077
Less: Accumulated depreciation	**4,288**	4,069
Net	**13,814**	13,008
Construction work in progress	**1,354**	1,276
Net Utility Plant	**15,168**	14,284
Non-Utility Plant (Note A)		
Unregulated generating assets, less accumulated depreciation of $78 and $52 in 2004 and 2003, respectively	**841**	873
Non-utility property, less accumulated depreciation of $25 and $15 in 2004 and 2003, respectively	**31**	56
Non-utility property held for sale (Notes H and W)	**65**	-
Construction work in progress	**1**	12
Net Plant	**16,106**	15,225
Current Assets		
Cash and temporary cash investments (Note A)	**26**	49
Restricted cash	**18**	18
Accounts receivable - customers, less allowance for uncollectible accounts of $33 and $36 in 2004 and 2003, respectively	**760**	798
Accrued unbilled revenue (Note A)	**73**	61
Other receivables, less allowance for uncollectible accounts of $5 and $7 in 2004 and 2003, respectively	**179**	176
Fuel oil, at average cost	**32**	33
Gas in storage, at average cost	**170**	150
Materials and supplies, at average cost	**105**	100
Prepayments	**93**	98
Current assets held for sale (Note W)	**5**	-
Other current assets	**254**	109
Total Current Assets	**1,715**	1,592
Investments (Note A)	**257**	248
Deferred Charges, Regulatory Assets and Noncurrent Assets		
Goodwill (Note L)	**406**	406
Intangible assets, less accumulated amortization of $27 and $16 in 2004 and 2003, respectively (Note L)	**100**	111
Prepaid pension costs (Note E)	**1,442**	1,257
Regulatory assets (Note B)	**2,263**	1,861
Other deferred charges and noncurrent assets	**271**	266
Total Deferred Charges, Regulatory Assets and Noncurrent Assets	**4,482**	3,901
Total Assets	**$ 22,560**	$ 20,966

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.

Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Capitalization and Liabilities		
Capitalization		
Common shareholders' equity (See Statement of Common Shareholders' Equity)	**$ 7,054**	$ 6,423
Preferred stock of subsidiary (See Statement of Capitalization)	**213**	213
Long-term debt (See Statement of Capitalization)	**6,561**	6,733
Total Capitalization	**13,828**	13,369
Minority Interests	**39**	42
Noncurrent Liabilities		
Obligations under capital leases (Note K)	**33**	36
Provision for injuries and damages (Note G)	**180**	194
Pensions and retiree benefits	**207**	205
Superfund and other environmental costs (Note G)	**198**	193
Noncurrent liabilities held for sale (Note W)	**5**	-
Other noncurrent liabilities	**62**	79
Total Noncurrent Liabilities	**685**	707
Current Liabilities		
Long-term debt due within one year	**469**	166
Notes payable	**156**	159
Accounts payable	**920**	905
Customer deposits	**234**	228
Accrued taxes	**36**	69
Accrued interest	**95**	102
Accrued wages	**88**	79
Current liabilities held for sale (Note W)	**11**	-
Other current liabilities	**215**	203
Total Current Liabilities	**2,224**	1,911
Deferred Credits and Regulatory Liabilities		
Deferred income taxes and investment tax credits (Notes A and M)	**3,726**	3,172
Regulatory liabilities (Note B)	**1,995**	1,733
Other deferred credits	**63**	32
Total Deferred Credits and Regulatory Liabilities	**5,784**	4,937
Total Capitalization and Liabilities	**$ 22,560**	$ 20,966

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.
Consolidated Income Statement

(Millions of Dollars/Except Share Data)	For the Years Ended December 31, 2004	2003	2002
Operating Revenues (Note A)			
Electric	**$ 6,652**	$ 6,863	$ 6,251
Gas	**1,507**	1,492	1,204
Steam	**550**	537	404
Non-utility	**1,049**	916	639
Total Operating Revenues	**9,758**	9,808	8,498
Operating Expenses			
Purchased power	**3,961**	3,884	3,201
Fuel	**597**	504	289
Gas purchased for resale	**852**	889	596
Other operations and maintenance	**1,494**	1,438	1,323
Impairment charges - unregulated assets (Note H)	**-**	18	-
Depreciation and amortization (Note A)	**551**	516	487
Taxes, other than income taxes	**1,080**	1,116	1,114
Income taxes (Notes A and M)	**292**	399	410
Total Operating Expenses	**8,827**	8,764	7,420
Operating Income	**931**	1,044	1,078
Other Income (Deductions)			
Investment and other income (Note A)	**42**	27	50
Allowance for equity funds used during construction (Note A)	**25**	15	10
Preferred stock dividend requirements of subsidiary	**(11)**	(11)	(12)
Other deductions	**(14)**	(16)	(15)
Income taxes (Notes A and M)	**20**	9	22
Total Other Income (Deductions)	**62**	24	55
Interest Expense			
Interest on long-term debt	**426**	401	388
Other interest	**36**	45	61
Allowance for borrowed funds used during construction (Note A)	**(18)**	(12)	(5)
Net Interest Expense	**444**	434	444
Income from Continuing Operations	**549**	634	689
Loss from Discontinued Operations (Net of Income Taxes of $8, $74 and $11 in 2004, 2003 and 2002, respectively) (Note W)	**(12)**	(109)	(21)
Income Before Cumulative Effect of Changes in Accounting Principles	**537**	525	668
Cumulative Effect of Changes in Accounting Principles (Net of Income Taxes of $2 and $(15) in 2003 and 2002, respectively)	**-**	3	(22)
Net Income	**$ 537**	$ 528	$ 646
Earnings Per Common Share - Basic			
Continuing operations	**$ 2.33**	$ 2.87	$ 3.24
Discontinued operations	**$ (0.05)**	$ (0.50)	$ (0.10)
Before cumulative effect of changes in accounting principles	**$ 2.28**	$ 2.37	$ 3.14
Cumulative effect of changes in accounting principles	**$ -**	$ 0.02	$ (0.11)
Net Income	**$ 2.28**	$ 2.39	$ 3.03
Earnings Per Common Share - Diluted			
Continuing operations	**$ 2.32**	$ 2.86	$ 3.23
Discontinued operations	**$ (0.05)**	$ (0.50)	$ (0.10)
Before cumulative effect of changes in accounting principles	**$ 2.27**	$ 2.36	$ 3.13
Cumulative effect of changes in accounting principles	**$ -**	$ 0.02	$ (0.11)
Net Income	**$ 2.27**	$ 2.38	$ 3.02
Dividends Declared Per Share of Common Stock	**$ 2.26**	$ 2.24	$ 2.22
Average Number of Shares Outstanding - Basic (in Millions)	**235.8**	220.9	213.0
Average Number of Shares Outstanding - Diluted (in Millions)	**236.4**	221.8	214.0

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.

Consolidated Statement of Comprehensive Income

(Millions of Dollars)	2004	2003	2002
	For the Years Ended December 31,		
Net Income	**$ 537**	$528	$ 646
Other Comprehensive Income/(Loss), Net of Taxes			
Investment in marketable securities, net of $0, $1 and $(1) taxes in 2004, 2003 and 2002, respectively	**-**	1	(1)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $0, $(1) and $0 taxes in 2004, 2003 and 2002, respectively	**-**	(2)	-
Minimum pension liability adjustments, net of $0, $0 and $(3) taxes in 2004, 2003 and 2002, respectively	**-**	-	(3)
Unrealized gains/(losses) on derivatives qualified as cash flow hedges, net of $14, $9 and $13 taxes in 2004, 2003 and 2002, respectively	**21**	13	18
Less: Reclassification adjustment for gains/(losses) included in net income, net of $9, $13 and $(2) taxes in 2004, 2003 and 2002, respectively	**14**	19	(2)
Total Other Comprehensive Income/(Loss), Net of Taxes	**7**	(3)	16
Comprehensive Income	**$ 544**	$ 525	$ 662

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.

Consolidated Statement of Common Shareholders' Equity

(Millions of Dollars/Except Share Data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Capital Stock Expense	Accumulated Other Comprehensive Income/(Loss)	Total
Balance as of December 31, 2001	212,257,244	$24	$1,458	$5,251	23,230,850	$(1,002)	$(36)	$(29)	$5,666
Net income				646					646
Common stock dividends				(473)					(473)
Issuance of common shares - dividend reinvestment and employee stock plans	1,675,690		69	(4)	(20,150)	1			66
Other comprehensive income								16	16
Balance as of December 31, 2002	213,932,934	$24	$1,527	$5,420	23,210,700	$(1,001)	$(36)	$(13)	$5,921
Net income				528					528
Common stock dividends				(492)					(492)
Issuance of common shares - public offering	9,570,000	1	380				(3)		378
Issuance of common shares - dividend reinvestment and employee stock plans	2,337,286		96	(5)					91
Other comprehensive loss								(3)	(3)
Balance as of December 31, 2003	225,840,220	$25	$2,003	$5,451	23,210,700	$(1,001)	$(39)	$(16)	$6,423
Net income				537					537
Common stock dividends				(529)					(529)
Issuance of common shares - public offering	14,000,000	1	527				(16)		512
Issuance of common shares - dividend reinvestment and employee stock plans	2,673,963		112	(8)					104
Other comprehensive income								7	7
Balance as of December 31, 2004	**242,514,183**	**$26**	**$2,642**	**$5,451**	**23,210,700**	**$(1,001)**	**$(55)**	**$ (9)**	**$7,054**

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.

Consolidated Statement of Cash Flows

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Operating Activities			
Net Income	**$ 537**	$ 528	$ 646
Principal Non-Cash Charges/(Credits) to Income			
Depreciation and amortization	**551**	529	495
Deferred income taxes	**362**	418	315
Common equity component of allowance for funds used during construction	**(25)**	(15)	(10)
Prepaid pension costs (net of capitalized amounts)	**(139)**	(179)	(262)
Allowance for cost of removal less salvage	**54**	35	54
Other non-cash items (net)	**78**	(51)	109
Electric, gas and steam rate plan charges	**124**	-	-
Impairment charge	**-**	159	-
Changes in Assets and Liabilities			
Accounts receivable - customers, less allowance for uncollectibles	**38**	(115)	(96)
Materials and supplies, including fuel oil and gas in storage	**(24)**	(87)	25
Prepayments, other receivables and other current assets	**(156)**	(25)	(88)
Recoverable energy costs	**(2)**	35	(101)
Accounts payable	**15**	(20)	243
Pensions and retiree benefits	**2**	(1)	19
Accrued taxes	**(33)**	(32)	(45)
Accrued interest	**(7)**	8	13
Deferred charges and other regulatory assets	**(237)**	(6)	(164)
Deferred credits and other regulatory liabilities	**55**	(19)	167
Transmission congestion contracts	**107**	159	120
Other assets	**5**	(74)	107
Other liabilities	**15**	74	34
Net Cash Flows from Operating Activities	**1,320**	1,321	1,581
Investing Activities			
Utility construction expenditures (excluding capitalized support costs of $45, $54 and $64 in 2004, 2003 and 2002, respectively)	**(1,359)**	(1,292)	(1,204)
Cost of removal less salvage	**(138)**	(128)	(124)
Non-utility construction expenditures	**(38)**	(105)	(282)
Regulated companies' non-utility construction expenditures	**-**	(1)	(13)
Common equity component of allowance for funds used during construction	**25**	15	10
Investments by unregulated subsidiaries	**(9)**	(12)	(19)
Demolition and remediation costs for First Avenue properties	**(21)**	(23)	(2)
Net Cash Flows Used in Investing Activities	**(1,540)**	(1,546)	(1,634)
Financing Activities			
Net payments of short-term debt	**(3)**	(3)	(182)
Retirement of long-term debt	**(939)**	(856)	(311)
Issuance of long-term debt	**1,065**	778	1,125
Application of funds held for redemption of long-term debt	**-**	275	(275)
Issuance of common stock	**578**	436	30
Refunding of preferred stock	**-**	-	(37)
Debt issuance costs	**(14)**	(22)	(17)
Common stock dividends	**(490)**	(452)	(433)
Net Cash Flows from/(Used in) Financing Activities	**197**	156	(100)
Cash and Temporary Cash Investments:			
Net Change For the Period	**(23)**	(69)	(153)
Balance at Beginning of Period	**49**	118	271
Balance at End of Period	**$ 26**	$ 49	$ 118
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	**$ 419**	$ 387	$ 359
Income taxes	**$ 103**	$ 90	$ 226

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.
Consolidated Statement of Capitalization

(Millions of Dollars)	Shares outstanding December 31, 2004	Shares outstanding December 31, 2003	At December 31, 2004	At December 31, 2003
Total Common Shareholders' Equity Less Accumulated Other Comprehensive Income/(Loss)	**242,514,183**	225,840,220	**$ 7,063**	$ 6,439
Accumulated Other Comprehensive Income/(Loss)				
Minimum pension liability adjustment, net of $(5) and $(5) taxes in 2004 and 2003, respectively			**(7)**	(7)
Unrealized gains/(losses) on derivatives qualified as cash flow hedges, net of $9 and $(5) taxes in 2004 and 2003, respectively			**13**	(8)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $10 and $1 taxes in 2004 and 2003, respectively			**15**	1
Total Accumulated Other Comprehensive Income/(Loss), Net of Taxes			**(9)**	(16)
Total Common Shareholders' Equity (See Statement of Common Shareholders' Equity and Note C)			**7,054**	6,423
Preferred Stock of Subsidiary (Note C)				
$5 Cumulative Preferred, without par value, authorized 1,915,319 shares	**1,915,319**	1,915,319	**175**	175
Cumulative Preferred, $100 par value, authorized 6,000,000 shares				
4.65% Series C	**153,296**	153,296	**16**	16
4.65% Series D	**222,330**	222,330	**22**	22
Total Preferred Stock			**$ 213**	$ 213

The accompanying notes are an integral part of these financial statements.

Consolidated Edison, Inc.
Consolidated Statement of Capitalization

Long-term debt (Note C) (Millions of Dollars)			At December 31,	
Maturity	Interest Rate	Series	2004	2003
Debentures:				
2004	7.625%	1992B	**$ -**	$ 150
2005	6.625	1995A	**100**	100
2005	6.625	2000C	**350**	350
2007	6.45	1997B	**330**	330
2007	7.125	1997J	**20**	20
2008	6.25	1998A	**180**	180
2008	6.15	1998C	**100**	100
2008	3.625	2003A	**200**	200
2009	7.15	1999B	**200**	200
2009	4.70	2004C	**275**	-
2010	8.125	2000A	**325**	325
2010	7.50	2000A	**55**	55
2010	7.50	2000B	**300**	300
2012	5.625	2002A	**300**	300
2013	4.875	2002B	**500**	500
2013	3.85	2003B	**200**	200
2014	4.70	2004A	**200**	-
2018	7.07	1998C	**3**	3
2026	7.75	1996A	**100**	100
2027	6.50	1997F	**80**	80
2028	7.10	1998B	**105**	105
2028	6.90	1998D	**75**	75
2029	7.125	1994A	**-**	150
2029	7.00	1999G	**45**	45
2033	5.875	2003A	**175**	175
2033	5.10	2003C	**200**	200
2034	5.70	2004B	**200**	-
2039	7.35	1999A	**-**	275
2041	7.50	2001A	**400**	400
2042	7.25	2002A	**325**	325
Total Debentures			**5,343**	5,243
Transition Bonds				
2019	5.22%	2004-1	**46**	-
Total Transition Bonds			**46**	-
Tax-exempt debt - notes issued to New York State Energy Research and Development Authority for Facilities Revenue Bonds:				
2014	1.94%**	1994*	**55** ***	55***
2015	1.94**	1995*	**44**	44
2020	5.25	1993B	**-**	128
2020	6.10	1995A	**128**	128
2022	5.375	1993C	**-**	20
2028	6.00	1993A	**-**	101
2029	7.125	1994A	**-**	100
2032	1.70 **	2004B Series 1	**127**	-
2034	1.79 **	1999A	**293**	293
2035	1.70 **	2004B Series 2	**20**	-
2036	4.70	2001A ***	**225**	225
2036	1.78 **	2001B	**98**	98
2039	1.75 **	2004A	**98**	-
2039	1.99 **	2004C	**99**	-
Total Tax-Exempt Debt			**1,187**	1,192
Long-term debt - Newington			**336**	339
Other long-term debt			**136**	149
Unamortized debt discount			**(18)**	(24)
Total			**7,030**	6,899
Less: long-term debt due within one year			**469**	166
Total Long-Term Debt			**6,561**	6,733
Total Capitalization			**$ 13,828**	$ 13,369

* Issued for O&R pollution control financing.

** Rates reset weekly or by auction held every 35 days; December 31, 2004 rate shown.

*** See Note P.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To the Stockholders and Board of Trustees
of Consolidated Edison Company of New York, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Consolidated Edison Company of New York, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 17, 2005

Consolidated Edison Company of New York, Inc.
Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Assets		
Utility Plant, at Original Cost (Note A)		
Electric	**$ 12,100**	$ 11,324
Gas	**2,531**	2,381
Steam	**823**	799
General	**1,379**	1,363
Total	**16,833**	15,867
Less: Accumulated depreciation	**3,906**	3,696
Net	**12,927**	12,171
Construction work in progress	**1,328**	1,247
Net Utility Plant	**14,255**	13,418
Non-Utility Property (Note A)		
Non-utility property	**19**	25
Net Plant	**14,274**	13,443
Current Assets		
Cash and temporary cash investments (Note A)	**10**	33
Accounts receivable - customers, less allowance for uncollectible accounts of $29 and $30 in 2004 and 2003, respectively	**666**	692
Other receivables, less allowance for uncollectible accounts of $3 and $4 in 2004 and 2003, respectively	**113**	105
Accounts receivable from affiliated companies	**115**	28
Fuel oil, at average cost	**24**	24
Gas in storage, at average cost	**125**	115
Materials and supplies, at average cost	**94**	89
Prepayments	**73**	74
Other current assets	**85**	58
Total Current Assets	**1,305**	1,218
Investments	**3**	3
Deferred Charges, Regulatory Assets and Noncurrent Assets		
Prepaid pension costs (Note E)	**1,442**	1,257
Regulatory assets (Note B)	**2,010**	1,640
Other deferred charges and noncurrent assets	**210**	203
Total Deferred Charges, Regulatory Assets and Noncurrent Assets	**3,662**	3,100
Total Assets	**$ 19,244**	$ 17,764

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.
Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Capitalization and Liabilities		
Capitalization		
Common shareholder's equity (See Statement of Common Shareholder's Equity)	**$ 6,116**	$ 5,482
Preferred stock (See Statement of Capitalization)	**213**	213
Long-term debt (See Statement of Capitalization)	**5,235**	5,435
Total Capitalization	**11,564**	11,130
Noncurrent Liabilities		
Obligations under capital leases (Note K)	**33**	36
Provision for injuries and damages (Note G)	**170**	184
Pensions and retiree benefits	**109**	107
Superfund and other environmental costs (Note G)	**141**	153
Other noncurrent liabilities	**34**	38
Total Noncurrent Liabilities	**487**	518
Current Liabilities		
Long-term debt due within one year	**450**	150
Notes payable	**100**	99
Accounts payable	**738**	713
Accounts payable to affiliated companies	**40**	12
Customer deposits	**218**	214
Accrued taxes	**58**	95
Accrued interest	**79**	88
Accrued wages	**81**	76
Other current liabilities	**160**	150
Total Current Liabilities	**1,924**	1,597
Deferred Credits and Regulatory Liabilities		
Deferred income taxes and investment tax credits (Notes A and M)	**3,346**	2,855
Regulatory liabilities (Note B)	**1,868**	1,638
Other deferred credits	**55**	26
Total Deferred Credits and Regulatory Liabilities	**5,269**	4,519
Total Capitalization and Liabilities	**$ 19,244**	$ 17,764

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.

Consolidated Income Statement

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Operating Revenues (Note A)			
Electric	**$ 6,153**	$ 6,334	$ 5,775
Gas	**1,303**	1,295	1,045
Steam	**550**	537	404
Total Operating Revenues	**8,006**	8,166	7,224
Operating Expenses			
Purchased power	**3,064**	3,124	2,622
Fuel	**404**	358	232
Gas purchased for resale	**709**	715	472
Other operations and maintenance	**1,234**	1,157	1,112
Depreciation and amortization (Note A)	**477**	458	438
Taxes, other than income taxes	**1,013**	1,040	1,040
Income taxes (Notes A and M)	**280**	372	354
Total Operating Expenses	**7,181**	7,224	6,270
Operating Income	**825**	942	954
Other Income (Deductions)			
Investment and other income (Note A)	**39**	27	42
Allowance for equity funds used during construction (Note A)	**25**	15	10
Other deductions	**(13)**	(11)	(9)
Income taxes (Notes A and M)	**2**	5	12
Total Other Income (Deductions)	**53**	36	55
Interest Expense			
Interest on long-term debt	**333**	346	345
Other interest	**34**	42	52
Allowance for borrowed funds used during construction (Note A)	**(18)**	(12)	(5)
Net Interest Expense	**349**	376	392
Net Income	**529**	602	617
Preferred Stock Dividend Requirements	**11**	11	12
Net Income for Common Stock	**$ 518**	$ 591	$ 605

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.

Consolidated Statement of Comprehensive Income

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Net Income	**$ 529**	$ 602	$ 617
Other Comprehensive Income/(Loss), Net of Taxes			
Minimum pension liability adjustments, net of $0, $0 and $(2) taxes in 2004, 2003 and 2002, respectively	-	-	(3)
Unrealized gains/(losses) on derivatives qualified as cash flow hedges, net of $0, $0 and $2 taxes in 2004, 2003 and 2002, respectively	-	(1)	3
Less: Reclassification adjustment for gains/(losses) included in net income, net of $0, $0 and $1 taxes in 2004, 2003 and 2002, respectively	-	(1)	1
Total Other Comprehensive Income/(Loss), Net of Taxes	-	-	(1)
Comprehensive Income	**$ 529**	$ 602	$ 616

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.

Consolidated Statement of Common Shareholder's Equity

(Millions of Dollars/Except Share Data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Repurchased Con Edison Stock	Capital Stock Expense	Accumulated Other Comprehensive Loss	Total
Balance as of December 31, 2001	235,488,094	$589	$ 893	$4,185	$(962)	$(36)	$(4)	$4,665
Net income				617				617
Common stock dividend to parent				(378)				(378)
Cumulative preferred dividends				(12)				(12)
Other comprehensive loss							(2)	(2)
Balance as of December 31, 2002	235,488,094	$589	$ 893	$4,412	$(962)	$(36)	$(6)	$4,890
Net income				602				602
Common stock dividend to parent				(377)				(377)
Capital contribution by parent			381			(3)		378
Cumulative preferred dividends				(11)				(11)
Balance as of December 31, 2003	235,488,094	$589	$1,274	$4,626	$(962)	$(39)	$(6)	$5,482
Net income				529				529
Common stock dividend to parent				(396)				(396)
Capital contribution by parent			528			(16)		512
Cumulative preferred dividends				(11)				(11)
Balance as of December 31, 2004	**235,488,094**	**$589**	**$1,802**	**$4,748**	**$(962)**	**$(55)**	**$(6)**	**$6,116**

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.
Consolidated Statement of Cash Flows

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Operating Activities			
Net Income	**$ 529**	$ 602	$ 617
Principal Non-Cash Charges/(Credits) to Income			
Depreciation and amortization	**477**	458	438
Deferred income taxes	**317**	374	270
Common equity component of allowance for funds used during construction	**(25)**	(15)	(10)
Prepaid pension costs (net of capitalized amounts)	**(139)**	(179)	(262)
Allowance for cost of removal less salvage	**55**	51	55
Other non-cash items (net)	**55**	(61)	118
Electric, gas and steam rate plan charges	**124**	-	-
Changes in Assets and Liabilities			
Accounts receivable - customers, less allowance for uncollectibles	**26**	(90)	(75)
Materials and supplies, including fuel oil and gas in storage	**(15)**	(63)	20
Prepayments, other receivables and other current assets	**(121)**	(49)	(33)
Recoverable energy costs	**(81)**	47	(102)
Accounts payable	**53**	(30)	152
Pensions and retiree benefits	**2**	-	6
Accrued taxes	**(37)**	2	(49)
Accrued interest	**(9)**	8	7
Deferred charges and other regulatory assets	**(141)**	(40)	(171)
Deferred credits and other regulatory liabilities	**28**	(22)	181
Transmission congestion contracts	**107**	159	120
Other assets	**4**	(17)	(16)
Other liabilities	**(8)**	34	44
Net Cash Flows from Operating Activities	**1,201**	1,169	1,310
Investing Activities			
Utility construction expenditures (excluding capitalized support costs of $45, $54 and $64 in 2004, 2003 and 2002, respectively)	**(1,280)**	(1,221)	(1,146)
Cost of removal less salvage	**(136)**	(126)	(122)
Non-utility construction expenditures	**-**	(1)	(13)
Common equity component of allowance for funds used during construction	**25**	15	10
Demolition and remediation costs for First Avenue properties	**(21)**	(4)	(2)
Net Cash Flows Used in Investing Activities	**(1,412)**	(1,337)	(1,273)
Financing Activities			
Net proceeds from short-term debt	**1**	99	-
Retirement of long-term debt	**(923)**	(805)	(300)
Issuance of long-term debt	**1,019**	575	800
Application of funds held for redemption of long-term debt	**-**	275	(275)
Refunding of preferred stock	**-**	-	(37)
Debt issuance costs	**(14)**	(25)	(8)
Capital contribution by parent	**512**	381	-
Dividend to parent	**(396)**	(376)	(384)
Preferred stock dividends	**(11)**	(11)	(10)
Net Cash Flows from/(Used in) Financing Activities	**188**	113	(214)
Cash And Temporary Cash Investments:			
Net Change For the Period	**(23)**	(55)	(177)
Balance at Beginning of Period	**33**	88	265
Balance at End of Period	**$ 10**	$ 33	$ 88
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	**$ 329**	$ 327	$ 326
Income taxes	**$ 127**	$ 127	$ 219

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.
Consolidated Statement of Capitalization

(Millions of Dollars)	Shares outstanding December 31, 2004	Shares outstanding December 31, 2003	At December 31, 2004	At December 31, 2003
Total Common Shareholder's Equity Less Accumulated Other Comprehensive Income/(Loss)	**235,488,094**	235,488,094	**$6,122**	$5,488
Accumulated Other Comprehensive Income/(Loss)				
Minimum pension liability adjustment, net of $(4) and $(4) taxes in 2004 and 2003, respectively			**(6)**	(6)
Unrealized gains/losses on derivatives qualified as cash flow hedges, net of $(2) and $(2) taxes in 2004 and 2003, respectively			**(3)**	(3)
Less: Reclassification adjustment for gains/losses included in net income, net of $(2) and $(2) taxes in 2004 and 2003, respectively			**(3)**	(3)
Total Accumulated Other Comprehensive Income/(Loss), Net of Taxes			**(6)**	(6)
Total Common Shareholder's Equity (See Statement of Common Shareholder's Equity and Note C)			**6,116**	5,482
Preferred Stock (Note C)				
$5 Cumulative Preferred, without par value, authorized 1,915,319 shares	**1,915,319**	1,915,319	**175**	175
Cumulative Preferred, $100 par value, authorized 6,000,000 shares				
4.65% Series C	**153,296**	153,296	**16**	16
4.65% Series D	**222,330**	222,330	**22**	22
Total Preferred Stock			**$ 213**	$ 213

The accompanying notes are an integral part of these financial statements.

Consolidated Edison Company of New York, Inc.
Consolidated Statement of Capitalization

Long-term debt (Note C) (Millions of Dollars)			At December 31,	
Maturity	Interest Rate	Series	2004	2003
Debentures:				
2004	7.625%	1992B	$ -	$ 150
2005	6.625	1995A	**100**	100
2005	6.625	2000C	**350**	350
2007	6.45	1997B	**330**	330
2008	6.25	1998A	**180**	180
2008	6.15	1998C	**100**	100
2009	4.70	2004C	**275**	-
2009	7.15	1999B	**200**	200
2010	8.125	2000A	**325**	325
2010	7.50	2000B	**300**	300
2012	5.625	2002A	**300**	300
2013	4.875	2002B	**500**	500
2013	3.85	2003B	**200**	200
2014	4.70	2004A	**200**	-
2026	7.75	1996A	**100**	100
2028	7.10	1998B	**105**	105
2028	6.90	1998D	**75**	75
2029	7.125	1994A	**-**	150
2033	5.875	2003A	**175**	175
2033	5.10	2003C	**200**	200
2034	5.70	2004B	**200**	-
2039	7.35	1999A	**-**	275
2041	7.50	2001A	**400**	400
Total Debentures			**4,615**	4,515
Tax-exempt debt - notes issued to New York State Energy Research and Development Authority for Facilities Revenue Bonds:				
2020	5.25%	1993B	**-**	128
2020	6.10	1995A	**128**	128
2022	5.375	1993C	**-**	20
2028	6.00	1993A	**-**	101
2029	7.125	1994A	**-**	100
2032	1.70*	2004B Series 1	**127**	-
2034	1.79*	1999A	**293**	293
2035	1.70*	2004B Series 2	**20**	-
2036	4.70	2001A **	**225**	225
2036	1.78*	2001B	**98**	98
2039	1.75*	2004A	**98**	-
2039	1.99*	2004C	**99**	-
Total Tax-Exempt Debt			**1,088**	1,093
Unamortized debt discount			**(18)**	(23)
Total			**5,685**	5,585
Less: long-term debt due within one year			**450**	150
Total Long-Term Debt			**5,235**	5,435
Total Capitalization			**$ 11,564**	$ 11,130

* Rates reset weekly or by auction held every 35 days; December 31, 2004 rate shown.

** See Note P.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To the Stockholder and Board of Directors
of Orange and Rockland Utilities, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Orange and Rockland Utilities, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 17, 2005

Orange and Rockland Utilities, Inc.
Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Assets		
Utility Plant, at Original Cost (Note A)		
Electric	$ 812	$ 773
Gas	336	318
General	121	119
Total	1,269	1,210
Less: Accumulated depreciation	382	373
Net	887	837
Construction work in progress	26	29
Net Plant	913	866
Current Assets		
Cash and temporary cash investments (Note A)	12	9
Restricted cash	2	1
Accounts receivable - customers, less allowance for uncollectible accounts of $2 in 2004 and 2003	50	57
Accrued unbilled revenue (Note A)	28	18
Other receivables, less allowance for uncollectible accounts of $2 in 2004 and 2003	5	8
Accounts receivable from affiliated companies	25	11
Gas in storage, at average cost	43	29
Materials and supplies, at average cost	5	6
Prepayments	12	17
Other current assets	20	10
Total Current Assets	202	166
Deferred Charges, Regulatory Assets and Noncurrent Assets		
Regulatory assets (Note B)	253	221
Other deferred charges and noncurrent assets	22	16
Total Deferred Charges, Regulatory Assets and Noncurrent Assets	275	237
Total Assets	$ 1,390	$ 1,269

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.

Consolidated Balance Sheet

(Millions of Dollars)	At December 31, 2004	2003
Capitalization and Liabilities		
Capitalization		
Common shareholder's equity (See Statement of Common Shareholder's Equity)	**$ 388**	$ 370
Long-term debt (See Statement of Capitalization)	**345**	301
Total Capitalization	**733**	671
Noncurrent Liabilities		
Provision for injuries and damages (Note G)	**10**	10
Pensions and retiree benefits	**98**	98
Superfund and other environmental costs (Note G)	**57**	40
Hedges on variable rate long-term debt (Note P)	**16**	17
Total Noncurrent Liabilities	**181**	165
Current Liabilities		
Long-term debt due within one year	**2**	-
Notes payable	**-**	15
Accounts payable	**66**	71
Accounts payable to affiliated companies	**41**	33
Customer deposits	**16**	14
Accrued taxes	**2**	4
Accrued interest	**6**	6
Other current liabilities	**10**	8
Total Current Liabilities	**143**	151
Deferred Credits and Regulatory Liabilities		
Deferred income taxes and investment tax credits (Notes A and M)	**198**	183
Regulatory liabilities (Note B)	**127**	95
Other deferred credits	**8**	4
Total Deferred Credits and Regulatory Liabilities	**333**	282
Total Capitalization and Liabilities	**$1,390**	$1,269

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Consolidated Income Statement

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Operating Revenues (Note A)			
Electric	**$499**	$530	$476
Gas	**204**	197	159
Total Operating Revenues	**703**	727	635
Operating Expenses			
Purchased power	**247**	251	220
Gas purchased for resale	**120**	120	89
Other operations and maintenance	**173**	170	143
Depreciation and amortization (Note A)	**33**	34	34
Taxes, other than income taxes	**48**	50	52
Income taxes (Notes A and M)	**17**	34	25
Total Operating Expenses	**638**	659	563
Operating Income	**65**	68	72
Other Income (Deductions)			
Investment and other income (Note A)	**1**	-	1
Other deductions	**-**	(2)	-
Total Other Income (Deductions)	**1**	(2)	1
Income Before Interest Expense	**66**	66	73
Interest Expense			
Interest on long-term debt	**19**	19	21
Other interest	**1**	2	7
Net Interest Expense	**20**	21	28
Net Income	**$ 46**	$ 45	$ 45

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.

Consolidated Statement of Comprehensive Income

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Net Income	**$46**	$45	$45
Other Comprehensive Income/(Loss), Net of Taxes			
Investment in marketable securities, net of $0, $1 and $(1) taxes in 2004, 2003 and 2002, respectively	**-**	1	(1)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $0, $(1) and $0 taxes in 2004, 2003 and 2002, respectively	**-**	(2)	-
Minimum pension liability adjustments, net of $0 taxes in 2004, 2003 and 2002	**(1)**	-	-
Unrealized gains/(losses) on derivatives qualified as cash flow hedges, net of $2, $2 and $(3) taxes in 2004, 2003 and 2002, respectively	**3**	3	(4)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $1, $1 and $(1) taxes in 2004, 2003 and 2002, respectively	**2**	1	(1)
Total Other Comprehensive Income/(Loss), Net of Taxes	**-**	5	(4)
Comprehensive Income	**$46**	$50	$41

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Consolidated Statement of Common Shareholder's Equity

(Millions of Dollars/Except Share Data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance as of December 31, 2001	1,000	$ -	$ 194	$ 152	$ (11)	$ 335
Net income				45		45
Common stock dividend to parent				(28)		(28)
Other comprehensive loss					(4)	(4)
Balance as of December 31, 2002	1,000	$ -	$ 194	$ 169	$ (15)	$ 348
Net income				45		45
Common stock dividend to parent				(28)		(28)
Other comprehensive income					5	5
Balance as of December 31, 2003	1,000	$ -	$ 194	$ 186	$ (10)	$ 370
Net income				46		46
Common stock dividend to parent				(28)		(28)
Balance as of December 31, 2004	**1,000**	**$ -**	**$ 194**	**$ 204**	**$ (10)**	**$ 388**

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Consolidated Statement of Cash Flows

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Operating Activities			
Net income	**$46**	$ 45	$45
Principal Non-Cash Charges (Credits) to Income			
Depreciation and amortization	**33**	34	34
Deferred income taxes	**7**	44	4
Gain on non-utility property	**-**	(1)	-
Other non-cash items (net)	**(1)**	(16)	(1)
Changes in Assets and Liabilities			
Accounts receivable - customers, less allowance for uncollectibles	**7**	(3)	(9)
Accounts receivable from affiliated companies	**(14)**	1	(12)
Materials and supplies, including gas in storage	**(13)**	(13)	5
Prepayments, other receivables and other current assets	**(12)**	(6)	10
Recoverable energy costs	**5**	(11)	(13)
Accounts payable	**(5)**	11	8
Accounts payable to affiliated companies	**8**	17	13
Pensions and retiree benefits	**-**	-	12
Accrued taxes	**(2)**	3	(2)
Accrued interest	**-**	(2)	1
Deferred charges and other regulatory assets	**(22)**	19	7
Deferred credits and regulatory liabilities	**28**	(3)	(2)
Superfund and other environmental costs	**18**	4	(3)
Other assets	**(5)**	3	4
Other liabilities	**3**	1	3
Net Cash Flows from Operating Activities	**81**	127	104
Investing Activities			
Utility construction expenditures	**(79)**	(71)	(58)
Cost of removal less salvage	**(2)**	(2)	(2)
Proceeds from sale of land	**-**	2	-
Net Cash Flows Used in Investing Activities	**(81)**	(71)	(60)
Financing Activities			
Net proceeds from/(retirement of) short-term debt	**(15)**	14	(16)
Issuance of long-term debt	**46**	-	-
Retirement of long-term debt	**-**	(35)	-
Dividend to parent	**(28)**	(28)	(28)
Net Cash Flows from/(Used in) Financing Activities	**3**	(49)	(44)
Cash and Temporary Cash Investments:			
Net Change for the Period	**3**	7	-
Balance at Beginning of Period	**9**	2	2
Balance at End of Period	**$12**	$ 9	$ 2
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	**$17**	$ 21	$19
Income Taxes/(Refund)	**$29**	$(17)	$17

The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Consolidated Statement of Capitalization

(Millions of Dollars)			Shares outstanding December 31, 2004	Shares outstanding December 31, 2003	At December 31, 2004	At December 31, 2003
Total Common Shareholder's Equity Less Accumulated Other Comprehensive Income/(Loss)			**1,000**	1,000	**$ 398**	$ 380
Accumulated Other Comprehensive Income/(Loss)						
Minimum pension liability adjustment, net of $(1) and $0 taxes in 2004 and 2003, respectively					**(1)**	-
Unrealized gains/(losses) on derivatives qualified as cash flow hedges net of $(6) and $(8) taxes in 2004 and 2003, respectively					**(8)**	(11)
Less: Reclassification adjustment for gains/(losses) included in net income net of $1 and $(1) taxes in 2004 and 2003, respectively					**1**	(1)
Total Accumulated Other Comprehensive Income/(Loss), Net of Taxes					**(10)**	(10)
Total Common Shareholder's Equity (See Statement of Common Shareholder's Equity and Note C)					**388**	370
Long-term debt (Note C) Maturity	Interest Rate	Series				
Debentures:						
2007	7.125%	1997J			**20**	20
2010	7.50	2000A			**55**	55
2018	7.07	1998C			**3**	3
2027	6.50	1997F			**80**	80
2029	7.00	1999G			**45**	45
Total Debentures					**203**	203
Transition Bonds:						
2019	5.22%	2004-1			**46**	-
Total Transition Bonds					**46**	-
Tax-exempt debt - notes issued to New York State Energy Research and Development Authority for Facilities Revenue Bonds:						
2014	1.94%*	1994**			**55**	55
2015	1.94 *	1995			**44**	44
Total Tax-Exempt Debt					**99**	99
Unamortized debt discount					**(1)**	(1)
Total					**347**	301
Less: long-term debt due within one year					**2**	-
Total Long-Term Debt					**345**	301
Total Capitalization					**$ 733**	$ 671

* Rate reset weekly or by auction held every 35 days; December 31, 2004 rate shown.

** See Note P.

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Notes to the Financial Statements

General

These combined notes accompany and form an integral part of the separate consolidated financial statements of each of the three separate registrants: Consolidated Edison, Inc. and its subsidiaries (Con Edison), Consolidated Edison Company of New York, Inc. and its subsidiaries (Con Edison of New York) and Orange & Rockland Utilities, Inc. and its subsidiaries (O&R). Con Edison of New York and O&R (the Utilities) are subsidiaries of Con Edison and as such their financial condition and results of operations and cash flows are also consolidated, along with those of Con Edison's unregulated subsidiaries (discussed below), in Con Edison's consolidated financial statements.

As used in this report, the term the "Companies" refers to each of the three separate registrants: Con Edison, Con Edison of New York and O&R and, except as otherwise noted, the information in these combined notes relates to each of the Companies. However, neither of the Utilities makes any representation as to information relating to Con Edison or the subsidiaries of Con Edison other than itself.

Con Edison also has the following unregulated subsidiaries: Consolidated Edison Solutions, Inc. (Con Edison Solutions), a retail energy supply and services company that sells energy to delivery customers of utilities, including Con Edison of New York and O&R, and also offers energy-related services; Consolidated Edison Energy, Inc. (Con Edison Energy), a wholesale energy supply company; and Consolidated Edison Development, Inc. (Con Edison Development), a company that owns and operates generating plants and participates in other infrastructure projects.

In December 2004, Con Edison entered into an agreement to sell Con Edison Communications. See Note W.

Note A – Summary of Significant Accounting Policies

Principles of Consolidation

The Companies' consolidated financial statements include the accounts of their respective majority-owned subsidiaries, and variable interest entities, as required. See Note T. All intercompany balances and transactions have been eliminated.

Accounting Policies

The accounting policies of Con Edison and its subsidiaries conform to accounting principles generally accepted in the United States of America. For the Utilities, these accounting principles include the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," and, in accordance with SFAS No. 71, the accounting requirements of the Federal Energy Regulatory Commission (FERC) and the state public utility regulatory commissions having jurisdiction.

SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

The Utilities' principal regulatory assets and liabilities are detailed in Note B. The Utilities are receiving or being credited with a return on all of their regulatory assets for which a cash outflow has been made, and are paying or being charged with a return on all of their regulatory liabilities for which a cash inflow has been received. The Utilities' regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

Other significant accounting policies of the Companies are referenced in Note E (Pension Benefits), Note F (Other Postretirement Benefits), Note K (Leases), Note L (Goodwill and Intangible Assets), Note N (Stock-Based Compensation), Note P (Derivative Instruments and Hedging Activities), and Note S (Guarantees).

Plant and Depreciation

Utility Plant

Utility plant is stated at original cost. The capitalized cost of additions to utility plant includes indirect costs such as engineering, supervision, payroll taxes, pensions, other benefits and an allowance for funds used during construction (AFDC). The original cost of property is charged to expense over the estimated useful lives of the assets. Upon retirement, the original cost of property is charged to accumulated depreciation. The cost of repairs and maintenance is charged to expense and the cost of betterments is capitalized. Until the related funds are expended, the Utilities record the amounts collected from customers for the cost of removal less salvage as a regulatory liability. Although the associated removal costs do not constitute legal obligations that must be accrued in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," they do constitute regulatory liabilities under SFAS No. 71. The regulatory liabilities recorded for Con Edison, Con Edison of New York and O&R were $723 million, $666 million and $57 million in 2004 and $777 million, $721 million and $56 million in 2003, respectively.

Rates used for AFDC include the cost of borrowed funds and a reasonable rate of return on the regulated utilities' own funds when so used, determined in accordance with regulations of the

FERC and the state public utility regulatory authority having jurisdiction. The rate is compounded semiannually, and the amounts applicable to borrowed funds are treated as a reduction of interest charges, while the amounts applicable to the regulated utilities' own funds are credited to other income (deductions).

The AFDC rates for the Utilities were as follows:

	For the Years Ended December 31, 2004	2003	2002
Con Edison of New York	6.9%	7.1%	6.8%
O&R	3.6%	1.1%	8.4%

The Utilities generally compute annual charges for depreciation using the straight-line method for financial statement purposes, with rates based on average service lives and net salvage factors.

The average depreciation rates for the Utilities were as follows:

	For the Years Ended December 31, 2004	2003	2002
Con Edison of New York	3.0%	3.0%	3.0%
O&R	2.9%	3.1%	3.3%

The estimated lives for utility plant for Con Edison of New York range from 25 to 80 years for electric, 15 to 85 years for gas, 30 to 70 years for steam and 8 to 50 years for general plant. For O&R, the estimated lives for utility plant range from 5 to 65 years for electric, 7 to 75 years for gas and 5 to 55 years for general plant.

At December 31, 2004 and 2003, the capitalized cost of the Companies' utility plant, net of accumulated depreciation, was as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Electric						
Generation	$ 381	$ 374	$ 381	$ 374	$ -	$ -
Transmission	1,361	1,304	1,262	1,200	99	104
Distribution	8,147	7,537	7,691	7,118	456	419
Gas*	2,310	2,177	2,056	1,941	254	236
Steam*	623	607	623	607	-	-
General	987	1,002	910	926	77	76
Held for future use	5	7	4	5	1	2
Construction work in progress	1,354	1,276	1,328	1,247	26	29
Net Utility Plant	$15,168	$14,284	$14,255	$13,418	$913	$866

* Primarily distribution.

Non-Utility Plant

Non-utility plant is stated at original cost. For the Utilities, non-utility plant consists primarily of land and telecommunication facilities that are currently not used within electric, gas or steam utility operations. For Con Edison's unregulated subsidiaries, non-utility plant consists primarily of generating assets. Depreciation on these assets is computed using the straight-line method for financial statement purposes over their estimated useful lives, which range from 5 to 70 years for generating assets and 3 to 50 years for other property.

The average non-utility depreciation rates for Con Edison Development were 2.7 percent, 3.0 percent and 3.9 percent for 2004, 2003 and 2002, respectively.

In accordance with SFAS No. 34, "Capitalization of Interest Costs," Con Edison capitalizes interest on its borrowings associated with the unregulated subsidiaries' capital projects in progress. Capitalized interest is added to the asset cost, and is amortized over the useful lives of the assets. The amount of such capitalized interest cost for 2003 and 2002 was $6 million and $12 million, respectively. There was no capitalized interest cost in 2004.

Impairments

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Companies evaluate the impairment of long-lived assets, based on projections of undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event an evaluation indicates that such cash flows cannot be expected to be sufficient to fully recover the assets, the assets are written down to their estimated fair value.

Revenues

The Utilities and Con Edison Solutions recognize revenues for electric, gas and steam service on a monthly billing cycle basis. The Utilities defer over a 12-month period all net interruptible gas revenues not authorized by the New York State Public Service Commission (PSC) to be retained by the Utilities, for refund to firm gas sales and transportation customers. O&R and Con Edison Solutions accrue revenues at the end of each month for estimated energy usage not yet billed to customers, while Con Edison of New York does not accrue such revenues, in accordance with current regulatory agreements. Con Edison of New York estimates its unbilled revenues to be approximately $380 million at December 31, 2004. Unbilled revenues included in Con Edison's and O&R's balance sheets at December 31, 2004 and 2003 were as follows:

(Millions of Dollars)	2004	2003
Con Edison	$73	$61
O&R	28	18

The PSC requires New York regulated utility companies to record gross receipts tax revenues and expenses on a gross income statement presentation basis (i.e., included in both revenues and expenses). The recovery of these taxes is included in the revenue requirement within each of the respective PSC approved rate plans.

Recoverable Energy Costs

The Utilities generally recover all of their prudently incurred fuel, purchased power and gas costs, including hedging gains and losses, in accordance with rate provisions approved by the applicable state public utility commissions. If the actual energy supply costs for a given month are more or less than the amounts billed to customers for that month, the difference in most cases is recoverable from or refundable to customers. Differences between actual and billed electric and steam supply costs are generally deferred for charge or refund to customers during the next billing cycle (normally within one or two months). For Con Edison of New York, rate provisions also include a possible incentive or penalty of up to $25 million annually relating to electric costs (see "Energy Price Hedging" in Note P). For the Utilities' gas costs, differences between actual and billed gas costs during the 12-month period ending each August are charged or refunded to customers during a subsequent 12-month period.

O&R's New Jersey subsidiary, Rockland Electric Company (RECO) purchases energy under a competitive bidding process supervised by the New Jersey Board of Public Utilities (NJBPU) for contracts ranging from one to three years. Basic Generation Service rates are adjusted to conform to contracted prices when new contracts take effect and differences between actual monthly costs and revenues collected are reconciled and charged or credited to customers on a two-month lag. See "Rate and Restructuring Agreements – Electric" in Note B for 2003 NJBPU ruling regarding previously deferred purchased power costs. O&R's Pennsylvania subsidiary, Pike County Light and Power Company (Pike), recovers electric supply costs based on a rate (Provider of Last Resort, "POLR") allowed by the Pennsylvania Public Utility Commission (PPUC). The POLR rate was increased by 5% effective January 1, 2005.

New York Independent System Operator (NYISO)

The Utilities purchase electricity through the wholesale electricity market administered by the NYISO. The difference between purchased power and related costs initially billed to the Utilities by the NYISO and the actual cost of power subsequently calculated by the NYISO is refunded by the NYISO to the Utilities, or paid to the NYISO by the Utilities. The reconciliation payments or receipts are recoverable from or refundable to the Utilities' customers. At December 31, 2004 and 2003, Con Edison of New York had deferred $147 million and $134 million, respectively, of funds received from the NYISO as a regulatory liability to be applied for customer benefit.

Certain other payments to or receipts from the NYISO are also subject to reconciliation, with shortfalls or amounts in excess of specified rate allowances recoverable from or refundable to customers. These include proceeds from the sale through the NYISO of transmission rights on Con Edison of New York's transmission system (Transmission Congestion Contracts or TCCs). In 2005, the NYISO notified market participants that it had uncovered errors associated with certain TCC calculations during prior years, involving the allocation among transmission owners of TCC revenues and shortfalls. For Con Edison of New York, TCC sales proceeds are deferred as a regulatory liability to be applied for customer benefit and do not affect net income.

Temporary Cash Investments

Temporary cash investments are short-term, highly liquid investments that generally have maturities of three months or less at the date of purchase. They are stated at cost, which approximates market. The Companies consider temporary cash investments to be cash equivalents.

Investments

Investments consist primarily of the investments of Con Edison's unregulated subsidiaries, which, depending on the subsidiaries' percentage ownership, are recorded at cost, accounted for under the equity method or accounted for as leveraged leases in accordance with SFAS No. 13, "Accounting for Leases." See Note H for a discussion of Con Edison's consideration of possible impairment of its investments, Note K for a discussion of investments in Lease In/Lease Out transactions, and Note W for related information on Con Edison Communications.

Federal Income Tax

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Companies have recorded an accumulated deferred federal income tax liability for temporary differences between the book and tax bases of assets and liabilities at current tax rates. In accordance with rate agreements, the Utilities have recovered amounts from customers for a portion of the tax liability they will pay in the future as a result of the reversal or "turn-around" of these temporary differences. As to the remaining tax liability, in accordance with SFAS No. 71, the Utilities have established regulatory assets for the net revenue requirements to be recovered from customers for the related future tax expense. See Notes B and M. In 1993, the PSC issued a Policy Statement approving accounting procedures consistent with SFAS No. 109 and providing assurances that these future increases in taxes will be recoverable in rates.

Accumulated deferred investment tax credits are amortized ratably over the lives of the related properties and applied as a reduction to future federal income tax expense.

Con Edison and its subsidiaries file a consolidated federal income tax return. The consolidated income tax liability is allocated to each member of the consolidated group using the separate return method. Each member pays or receives an amount based on its own taxable income or loss in accordance with tax sharing agreements between the members of the consolidated group.

State Income Tax

The New York State tax laws applicable to utility companies were changed effective January 1, 2000. Certain revenue-based taxes were repealed or reduced and replaced by a net income-based tax. In June 2001, the PSC authorized each utility to use deferral accounting to record the difference between taxes being collected and the actual tax expense under the new tax law until that expense is incorporated in base rates. For Con Edison of New York, effective October 1, 2004, state income tax is being recovered for its gas and steam businesses through base rates. For O&R, state income tax is being recovered through base rates effective November 1, 2003 for its electric and gas businesses.

Con Edison and its subsidiaries file a combined New York State Corporation Business Franchise Tax Return. Similar to a federal consolidated income tax return, the income of all entities in the combined group is subject to New York State taxation, after adjustments for differences between federal and New York law and apportionment of income among the states in which the company does business. Each member of the group pays or receives an amount based on its own New York State taxable income or loss.

Research and Development Costs

Research and development costs are charged to operating expenses as incurred. Research and development costs were as follows:

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Con Edison	$11	$11	$11
Con Edison of New York	10	10	11
O&R	1	1	-

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Earnings Per Common Share

In accordance with SFAS No. 128, "Earnings per Share," Con Edison presents basic and diluted earnings per share on the face of its consolidated income statement. Basic earnings per share are calculated by dividing earnings available to common shareholders ("Net income" on Con Edison's consolidated income statement) by the weighted average number of Con Edison common shares outstanding during the period. In the calculation of diluted EPS, weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock.

Potentially dilutive securities for Con Edison consist of restricted stock, deferred common shares and stock options whose exercise price is less than the average market price of the common shares during the reporting period. See Note N.

Basic and diluted EPS for Con Edison are calculated as follows:

(Millions of Dollars, except per share amounts/Shares in Millions)	For the Years Ended December 31, 2004	2003	2002
Income from continuing operations	$549	$634	$689
Loss from discontinued operations, net of tax	(12)	(109)	(21)
Income before cumulative effect of changes in accounting principles	537	525	668
Cumulative effect of changes in accounting principles, net of tax	-	3	(22)
Net income	$537	$528	$646
Weighted average common shares outstanding – Basic	235.8	220.9	213.0
Add: Incremental shares attributable to effect of potentially dilutive securities	0.6	0.9	1.0
Adjusted weighted average common shares outstanding – Diluted	236.4	221.8	214.0
Earnings Per Common Share – Basic			
Continuing operations	$2.33	$2.87	$3.24
Discontinued operations	(0.05)	(0.50)	(0.10)
Before cumulative effect of changes in accounting principles	2.28	2.37	3.14
Cumulative effect of changes in accounting principles	-	0.02	(0.11)
Net income	$2.28	$2.39	$3.03
Earnings Per Common Share – Diluted			
Continuing operations	$2.32	$2.86	$3.23
Discontinued operations	(0.05)	(0.50)	(0.10)
Before cumulative effect of changes in accounting principles	2.27	2.36	3.13
Cumulative effect of changes in accounting principles	-	0.02	(0.11)
Net income	$2.27	$2.38	$3.02

The computation of diluted earnings per share excludes 4.4 million, 4.1 million and 3.5 million Con Edison common shares for the years ended December 31, 2004, 2003 and 2002, respectively, because the exercise prices of the options were greater than the average closing market price of the common shares during these periods.

Stock-Based Compensation

Con Edison accounts for its stock-based compensation plans using the intrinsic value model of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. All options and units granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. No compensation expense has been reflected in the income statement for any period presented except as shown below and as described in Note N. The following table illustrates the effect on net income and earnings per share if Con Edison had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123," for the purposes of recognizing compensation expense on employee stock-based arrangements.

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars, except per share amounts)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net income, as reported	$537	$528	$646	$529	$602	$617	$46	$45	$45
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	7	3	6	5	3	6	-	-	-
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	12	8	13	9	7	12	1	-	-
Pro forma net income	$532	$523	$639	$525	$598	$611	$45	$45	$45
Earnings per share:									
Basic – as reported	$2.28	$2.39	$3.03						
Basic – pro forma	$2.26	$2.37	$3.00						
Diluted – as reported	$2.27	$2.38	$3.02						
Diluted – pro forma	$2.25	$2.36	$2.99						

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Regulatory Matters

Rate and Restructuring Agreements

Electric

In September 1997, the PSC approved a restructuring agreement between Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). The 1997 Restructuring Agreement provided for a transition to a competitive electric market through the development of a retail access plan, a rate plan for the period ended March 31, 2002, the divestiture of most of the company's electric generating capacity, and a reasonable opportunity for recovery of "strandable costs" (costs that may not be recoverable in a competitive electric supply market).

At December 31, 2004, approximately 112,000 Con Edison of New York customers, representing approximately 31 percent of aggregate customer peak load, were purchasing electricity from other suppliers under the electric retail access program (which is available to all of the company's electric customers). The company delivers electricity to customers in this program through its regulated transmission and distribution systems. In general, its delivery rates for retail access customers are equal to the full-service rates applicable to other comparable customers, less the cost of supplying customers with energy and capacity.

In November 2000, the PSC approved an agreement (the 2000 Electric Rate Agreement) that revised and extended the rate plan provisions of the 1997 Restructuring Agreement. Pursuant to the 2000 Electric Rate Agreement, the company reduced the distribution component of its electric rates by $170 million on an annual basis, effective October 2000.

In general under the 2000 Electric Rate Agreement, Con Edison of New York's base electric transmission and distribution rates will not otherwise be changed during the five-year period ending March 2005 except (i) with respect to certain changes in costs above anticipated annual levels resulting from legal or regulatory requirements, inflation in excess of a 4 percent annual rate, property tax changes and environmental cost increases or (ii) if the PSC determines that circumstances have occurred that either threaten the company's economic viability or ability to provide, safe and adequate service, or render the company's rate of return unreasonable for the provision of safe and adequate service.

Under the 2000 Electric Rate Agreement, as approved by the PSC and as modified in December 2001, 35 percent of any earnings in each of the rate years ending March 2002 through 2005 above a specified rate of return on electric common equity are to be retained for shareholders and the balance will be applied for customer benefit as determined by the PSC. There was no sharing of earnings for the rate year ended March 2002. In 2002 and 2003, Con Edison of New York established an electric shared earnings reserve of $49 million for the rate year ending March 2003. In 2004 an electric shared earnings reserve of less than $1 million for the rate year ending March 2004 was established. An electric shared earnings reserve has not been established for the rate year ending March 2005 based on results through the end of calendar year 2004. The earnings threshold for rate years ending March 2003 through March 2005 of 11.75 percent can be increased up to 50 basis points. The threshold will increase by 25 basis points if certain demand reductions and supply increases exceed targeted projections and by an additional 25 basis points if certain customer service and reliability standards are achieved. The company could be required to pay up to $40 million annually in penalties if certain threshold service and reliability standards are not achieved. The reliability standards are tied to targets established in regulatory proceedings rather than to utility industry average reliability levels. The company recorded penalties relating to such standards of $2 million, $8 million and $3 million in 2004, 2003 and 2002, respectively.

The 2000 Electric Rate Agreement also continued the rate provisions pursuant to which Con Edison of New York recovers its potential strandable costs and its purchased power and fuel costs from customers. See "Recoverable Energy Costs" in Note A.

In January 2001, Con Edison of New York completed the sale of its 480 MW interest in the jointly-owned Roseton generating station for $138 million. The gain from the sale, which has been deferred as a regulatory liability, was $55 million at December 31, 2004 and 2003. In September 2001, the company completed the sale of its approximately 1,000 MW nuclear generating plant and related assets for $505 million. The net after-tax loss from the sale was deferred as a regulatory asset. The unrecovered amount was $154 million at December 31, 2004 and $159 million at December 31, 2003. Effective April 1, 2005, the net loss from the above sales will be collected from customers over a three-year period pursuant to the Joint Proposal discussed in the next paragraph.

In December 2004, Con Edison of New York entered into a Joint Proposal with the staff of the PSC and other parties with respect to the rates the company can charge its customers for electric service and related issues. The Joint Proposal, which is subject to PSC approval, covers the three-year period April 2005 through March 2008, and provides for expected increases in delivery service rates of $104.6 million, effective April 1, 2005, and $220.4 million effective April 1, 2007. In addition, the Company will retain the first $60 million of auction proceeds from the sale of transmission rights on the company's transmission system (transmission congestion contracts) in each of the three years. The rate increases are lower than they otherwise would have been as a result of the amortization of certain regulatory assets and liabilities, the net effect of which will be to increase electric income by $128 million, $173 million and $249 million in each of the 12-month periods ended March 31, 2006, 2007 and 2008, respectively. Additional provisions of the Joint Proposal include:

- retention of 50 percent of any earnings between an 11.4 percent and a 13 percent return on equity and 25 percent of earnings in excess of a 13 percent return on equity (based upon the company's actual capital structure, subject to a maximum equity ratio of 50 percent of capitalization), with the remainder of such earnings to be deferred for the benefit of customers;
- annual reconciliation of actual transmission and distribution utility plant, net of depreciation, to the levels reflected in rates, with the revenue requirement impact of such difference (i.e., rate of return and depreciation) deferred as a regulatory asset or liability, as the case may be;
- annual reconciliation of pension and other post-employment benefit costs, environmental remediation costs and, if the variation exceeds 2.5 percent, property taxes and the cost of moving facilities to avoid interfering with governmental projects (interference costs) to the amounts for such costs reflected in electric rates, with the difference deferred as a regulatory asset or liability, as the case may be; provided that only 50 percent of the difference can be deferred as a regulatory asset if the annual return on equity is between 11.4 percent and 13 percent and there is to be no deferral of the difference if the annual return on equity is in excess of 13 percent;
- recognition of a $100 million pre-tax charge in 2004 to electric operating revenues to resolve certain issues raised in the proceeding, relating primarily to the treatment of prior period pension credits;
- potential positive earnings adjustments if the company meets certain standards for its retail access and demand side management programs, and potential negative earnings adjustments if it does not meet certain standards for: (i) frequency and duration of service interruptions; (ii) major outages; (iii) repair, removal or replacement of damaged poles, temporary shunts, street lights, traffic signals and circuit breakers; and (iv) customer service;

- continuation of provisions for the recovery from customers on a current basis of the cost of purchased power and fuel, and the elimination of any incentive or penalty relating to electric costs;
- programs to promote energy efficiency, demand management and environmental quality; and
- continuation of rate discounts for low income residential customers and business incentive rates to attract and retain commercial customers.

The PSC is expected to act on the Joint Proposal in March 2005.

In 1997, the PSC approved a four-year O&R restructuring plan pursuant to which O&R sold all of its generating assets and made retail access available to all of its electric customers effective May 1999. In 1998 and 1999, similar plans for O&R's utility subsidiaries in Pennsylvania and New Jersey were approved by state regulators.

In October 2003, the PSC approved agreements among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for electric service. The electric agreement, which covers the period from July 2003 through October 2006, provides for no changes to electric base rates and contains provisions for the amortization and offset of regulatory assets and liabilities, the net effect of which will reduce electric operating income by a total of $11 million (pre tax) over the period covered by the agreement. The agreement continues to provide for recovery of energy costs from customers on a current basis and for O&R to share equally with customers earnings in excess of a 12.75 percent return on common equity during the three-year period from July 2003 through June 2006. The period from July 2006 through October 2006 will not be subject to earnings sharing.

In July 2003, the NJBPU ruled on the petitions of RECO for an increase in electric rates and recovery of deferred purchased power costs. The NJBPU ordered a $7 million decrease in RECO's electric base rates, effective August 2003, authorized RECO's recovery of approximately $83 million of previously deferred purchased power costs and associated interest and disallowed recovery of approximately $19 million of such costs and associated interest. At December 31, 2002, the company had accrued a reserve for $13 million of the disallowance, and at June 30, 2003 reserved an additional $6 million for the disallowance.

In July 2004, the NJBPU approved RECO's Phase II petition to increase base rates annually by $2.7 million (2.0%), effective August 1, 2004. The Phase II decision provides for the recovery of carrying costs for two substation projects and specified additional reliability programs. Also in July 2004, a special purpose entity formed by RECO (which is included in the consolidated financial statements of Con Edison and O&R) issued $46 million of 5.22% Transition Bonds and used the proceeds thereof to purchase from RECO the right to be paid a Transition Bond Charge (TBC) and associated tax charges by its customers relating to the balance of previously deferred purchased power costs, discussed above. The TBC replaced a Transition Recovery Charge (TRC), a temporary surcharge that was effective August 1, 2003.

Gas

In April 2002, the PSC approved a Con Edison of New York gas rate agreement for the three-year period ending September 30, 2004. The rate agreement reduced gas rates by $25 million annually. The agreement provided for sharing of earnings with customers above specified equity rate of return levels; however, earnings on gas common equity did not exceed the specified levels for any of the three rate years.

In September 2004, the PSC approved a Joint Proposal by Con Edison of New York, the staff of the PSC and other parties with respect to the rates the company can charge its customers for gas and steam services. The approved gas rate plan covers the three-year period October 2004 through September 2007, and provides for an increase in gas base rates of $46.8 million, effective October 1, 2004, with deferral accounting to be used to allocate the income statement effect of the increase over the term of the agreement. The rate increase is net of a $17.5 million pre-tax charge to gas operating revenues the company recognized in 2004 to resolve certain issues raised in the proceeding, relating primarily to the treatment of prior period pension credits. In addition to this rate increase, the company will retain the first $35 million of net revenues from non-firm customer transactions in each year of the plan.

Additional provisions of the gas rate plan include: equal sharing with customers of earnings in excess of an 11.75 percent return on common equity (based upon the actual average common equity ratio, subject to a maximum common equity ratio of 50 percent of capitalization); reconciliation of pension and other post-employment benefit costs allocable to the gas business to the amounts for such costs reflected in rates, with the difference deferred as a regulatory asset or liability, as the case may be, for future recovery from or refund to customers; opportunities to retain for shareholders a percentage of annual gas net revenues from non-firm customer transactions (20 percent of revenues between $35 million and $50 million, 25 percent between $50 million and $70 million and 10 percent over $70 million), and to earn an incentive of up to $8.5 million over the period of the rate plan depending upon the number of customers that migrate to retail access; continuation of provisions for the recovery from customers on a current basis of the cost of purchased gas and for the recovery of environmental remediation expenses; continuation of provisions pursuant to which the effects of weather on gas income are moderated; and continuation of the deferral as a regulatory asset or liability, subject to certain limitations, of differences between actual costs and amounts reflected in rates for property taxes and interference costs.

In November 2000, the PSC authorized implementation of a gas rate agreement between O&R, the PSC staff, and certain other parties covering the period November 2000 through April 2002. In October 2001, the PSC approved an extension of this agreement covering the period May 2002 through October 2003. With limited exceptions, the agreement provided for no changes to base rates. O&R was permitted to retain, and amortized to income over the period November 2000 through October 2003, $18 million of deferred credits that otherwise would have been credited to customers.

In October 2003, the PSC approved a new gas rate agreement among O&R, the PSC staff and other parties. This agreement, which covers the period November 2003 through October 2006, provides for increases in gas base rates of $9 million (5.8 percent) effective November 2003, $9 million (4.8 percent) effective November 2004 and $5 million (2.5 percent) effective November 2005. The agreement provides for O&R to share equally with customers earnings in excess of an 11 percent return on common equity. It continues to provide for recovery of energy costs from customers on a current basis and continues a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. The agreement also contains incentives under which, among other things, the company can earn additional amounts based on attaining specified targets for customer participation in its retail access programs and the achievement of certain net revenue targets for interruptible sales and transportation customers.

In October 2004, Pike filed a request with the PPUC to increase charges for gas delivery service by $0.2 million (11.7%), effective July 2005. A final PPUC decision is expected by June.

Steam

In November 2000, the PSC authorized implementation of an agreement between Con Edison of New York, the PSC staff and certain other parties, that provided for a $17 million steam rate increase in October 2000 and, with limited exceptions, no further changes in steam rates prior to October 2004. The agreement continued the rate provisions pursuant to which Con Edison of New York recovered purchased steam and fuel costs on a current basis.

In September 2004, the PSC approved a steam rate plan covering the two-year period October 2004 through September 2006. The plan provides for increases in steam base rates of $49.6 million, effective October 1, 2004, and $27.4 million, effective October 1, 2005. The increases are net of a $6.2 million pre-tax charge to steam operating revenues, which the company recognized in 2004, to resolve certain issues, relating primarily to the treatment of prior period pension credits.

Additional provisions of the steam rate plan include: equal sharing with customers of earnings in excess of an 11.75 percent return on common equity (based upon the actual average common equity ratio, subject to a maximum common equity ratio of 50 percent of capitalization); reconciliation of pension and other post-employment benefit costs allocable to steam business to the amounts for such costs reflected in rates, with the difference deferred as a regulatory asset or liability, as the case may be, for future recovery from or refund to customers; continuation of provisions for the recovery from customers on a current basis of the cost of fuel and purchased steam and for the recovery of environmental remediation expenses; and continuation of the deferral as a regulatory asset or liability, subject to certain limitations, of differences between actual costs and amounts reflected in rates for property taxes and interference costs.

The steam rate plan provides that starting January 1, 2005, the company will credit customers with the estimated net monthly fuel savings from the East River Repowering Project (ERRP) until the plant is in service. The company will recover all benefits credited to customers during the period January 2005 through March 2005 over the subsequent 18 months. If the plant is delayed beyond April 1, 2005, the company will continue to credit the estimated net fuel savings to customers and may petition the PSC for recovery of benefits credited to customers between April 1, 2005 and the date the plant is operational. Annual net fuel savings from the operation of ERRP are estimated to be $36.8 million. Operational testing of ERRP is ongoing and the plant is expected to be placed into service in 2005.

Regulatory Assets and Liabilities

Regulatory assets and liabilities at December 31, 2004 and 2003 were comprised of the following items:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Regulatory assets						
Future federal income tax	$ 762	$ 629	$ 715	$ 589	$ 47	$ 40
Recoverable energy costs	275	264	257	176	18	88
Sale costs - First Avenue properties	178	157	178	157	-	-
Sale of nuclear generating plant including interest	176	178	176	178	-	-
Environmental remediation costs	165	155	106	116	59	39
World Trade Center restoration costs	104	68	104	68	-	-
Property tax reconciliation	80	41	80	41	-	-
Transition bond charges*	74	-	-	-	74	-
Retirement program costs	71	77	29	33	42	44
Workers' compensation	48	51	48	51	-	-
Revenue taxes	46	48	46	45	-	3
Electric interference costs	44	-	44	-	-	-
Unbilled gas revenue	44	44	44	44	-	-
NYS tax law changes	40	23	40	23	-	-
Asbestos-related costs	26	39	25	38	1	1
Collection agent deferral	21	-	21	-	-	-
Other	109	87	97	81	12	6
Total Regulatory Assets	**$2,263**	**$1,861**	**$2,010**	**$1,640**	**$253**	**$221**

* Included in Recoverable energy costs in 2003.

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Regulatory liabilities						
Allowance for cost of removal less salvage	$ 723	$ 777	$ 666	$ 721	$ 57	$ 56
Transmission congestion contracts	391	284	391	284	-	-
NYISO reconciliation	147	134	147	134	-	-
2004 electric, gas and steam rate plan charges	124	-	124	-	-	-
Gain on divestiture	56	56	55	55	1	1
Deposit from sale of First Avenue properties	50	50	50	50	-	-
Electric excess earnings	50	49	50	49	-	-
NYS tax law changes	43	18	32	18	11	-
Interest on federal income tax refund	37	29	37	29	-	-
DC service incentive	33	38	33	38	-	-
Refundable energy costs	29	21	-	-	29	21
Accrued electric rate reduction	25	33	25	32	-	1
Gain on disposition of property – W. 45 St.	24	6	24	6	-	-
Gas interruptible sales credits	22	26	22	26	-	-
Excess dividends tax	18	-	18	-	-	-
Gas interference – cost sharing	11	10	11	10	-	-
Other	212	202	183	186	29	16
Total Regulatory Liabilities	**$1,995**	**$1,733**	**$1,868**	**$1,638**	**$127**	**$ 95**

Other Regulatory Matters

In January 2004, a woman died when she came into contact with the metal frame of a Con Edison of New York service box that had been energized by a low voltage cable that had been repaired in a manner that varied from the company's written procedures. Following the accident, the PSC instituted a proceeding as to whether the company violated the safety requirements of the New York Public Service Law and ordered the company to show cause why the PSC should not commence an action seeking penalties from the company. In addition, the PSC and New York City adopted requirements for utilities to conduct annual testing and inspections of their electrical related infrastructure. The failure to meet the new requirements or the standards for repair, removal or replacement of damaged poles, temporary shunts, street lights, traffic signals and circuit breakers included in the electric rate Joint Proposal (discussed above) could result in the imposition of substantial penalties. The Utilities believe that their utility systems are safe and reliable. The Companies, however, are unable to predict whether or not any proceedings or any regulatory actions relating to the accident will have a material adverse effect on their financial condition, results of operations or liquidity.

Note C – Capitalization

Common Stock

At December 31, 2004 and 2003, Con Edison owned all of the issued and outstanding shares of common stock of the Utilities. Con Edison of New York owns 21,976,200 shares of Con Edison stock, which it purchased in 1998, 1999 and 2000 in connection with Con Edison's stock repurchase plan.

Capitalization of Con Edison

The outstanding capitalization for each of the Companies is shown on its Consolidated Statement of Capitalization, and for Con Edison includes the Utilities' outstanding preferred stock and debt.

Preferred Stock of Utility Subsidiaries

As of December 31, 2004, 1,915,319 shares of Con Edison of New York's $5 Cumulative Preferred Stock (the "$5 Preferred") and 375,626 shares of its Cumulative Preferred Stock ($100 par value) were outstanding.

Dividends on the $5 Preferred stock are $5 per share per annum, payable quarterly, and dividends on the Cumulative Preferred Stock are $4.65 per share per annum, payable quarterly. The preferred dividends must be declared by Con Edison of New York's Board of Trustees to become payable. See "Dividends" below.

With respect to any corporate action to be taken by a vote of shareholders of Con Edison of New York, Con Edison (which owns all of the 235,488,094 shares of Con Edison of New York's common shares that are outstanding) and the holders of the $5 Preferred are each entitled to one vote for each share held. Except as otherwise required by law, holders of the Cumulative Preferred Stock have no right to vote; provided, however, that if the $5 Preferred is no longer outstanding, the holders of the Cumulative Preferred Stock are entitled to one vote for each share with respect to any corporate action to be taken by a vote of the shareholders of Con Edison of New York. In addition, if dividends are in arrears for certain periods, the holders are entitled to certain rights with respect to the election of Con Edison of New York's Trustees. Without the consent of the holders of the Cumulative Preferred Stock, Con Edison of New York may not create or authorize any kind of stock ranking prior to the Cumulative Preferred Stock or, if such actions would affect the holders of the Cumulative Preferred Stock adversely, be a party to any consolidation or merger, create or amend the terms of the Cumulative Preferred Stock or reclassify the Cumulative Preferred Stock. Con Edison of New York may redeem the $5 Preferred at a redemption price of $105 per share and the Cumulative Preferred Stock at a redemption price of $101 per share (in each case, plus accrued and unpaid dividends). In the event of the dissolution, liquidation or winding up of the affairs of Con Edison of New York, before any distribution of capital assets could be made to the holders of the company's common stock, the holders of the $5 Preferred and the Cumulative Preferred Stock would each be entitled to receive $100 per share, in the case of an involuntary liquidation, or an amount equal to the redemption price per share, in the case of a voluntary liquidation, in each case together with all accrued and unpaid dividends.

Dividends

In accordance with PSC requirements, the dividends that the Utilities may pay are limited to not more than 100 percent of their respective income available for dividends calculated on a two-year rolling average basis. Excluded from the calculation of "income available for dividends" are non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. The restriction also does not apply to dividends paid in order to transfer to Con Edison proceeds from major transactions, such as asset sales, or to dividends reducing each utility subsidiary's equity ratio to a level appropriate to its business risk.

In addition, no dividends may be paid, or funds set apart for payment, on Con Edison of New York's common stock until all dividends accrued on the $5 Preferred Stock and Cumulative Preferred Stock have been paid, or declared and set apart for payment.

Long-term Debt

Long-term debt maturing in the period 2005-2009 is as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York	O&R
2005	$469	$450	$ 2
2006	22	-	2
2007	374	330	23
2008	507	280	3
2009	491	475	3

The Utilities have issued certain series of debt through the New York State Energy Research and Development Authority (NYSERDA) that currently bear interest at a rate determined weekly and, in certain circumstances, is subject to mandatory tender for purchase by the Utilities. This tax-exempt debt includes Con Edison of New York's $99 million aggregate principal amount of Series 2004C and O&R's $55 million aggregate principal amount of Series 1994A and $44 million aggregate principal amount of Series 1995A.

Long-term debt is stated at cost, which in total, as of December 31, 2004, approximates fair value (estimated based on current rates for debt of the same remaining maturities), except for $225 million of Con Edison of New York's tax-exempt financing. See "Interest Rate Hedging" in Note P.

At December 31, 2004 and 2003, long-term debt of Con Edison and O&R included $23 million of mortgage bonds collateralized by substantially all the utility plant and other physical property of O&R's New Jersey and Pennsylvania utility subsidiaries and for 2004, $46 million of Transition Bonds issued by O&R's New Jersey utility subsidiary through a special purpose entity. See Note B. At December 31, 2004 and 2003, long-term debt of Con Edison included: $128 million and $141 million, respectively, of non-recourse debt of a Con Edison Development subsidiary collateralized by a pledge of the Lakewood (NJ) power plant, a related power purchase agreement and project assets; and $336 million and $339 million, respectively, of debt secured by the Newington (NH) power plant and related assets. See Note T. At December 31, 2004 and 2003, restricted cash relating to the operations of the Lakewood plant was $16 million and $17 million, respectively.

Significant Debt Covenants

There are no significant debt covenants under the financing arrangements for the debentures of Con Edison, Con Edison of New York or O&R, other than obligations to pay principal and interest when due and covenants not to consolidate with or merge into any other corporation unless certain conditions are met, and no cross default provisions. The tax-exempt financing arrangements of the Utilities are subject to these covenants and the covenants discussed below. The Companies believe that they were in compliance with their significant debt covenants at December 31, 2004.

The tax-exempt financing arrangements involved the issuance of uncollateralized promissory notes of the Utilities to NYSERDA in exchange for the net proceeds of a like amount of tax-exempt bonds with substantially the same terms sold to the public by NYSERDA. The tax-exempt financing arrangements include covenants with respect to the tax-exempt status of the financing, including covenants with respect to the use of the facilities financed. The failure to comply with these covenants would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. The arrangements for certain series of Con Edison of New York's tax-exempt financing (Series 1999A, 2001A, 2001B, 2004A, B and C), aggregating $960 million, and O&R's tax-exempt financing (Series 1994A and Series 1995A), aggregating $99 million, include provisions for the maintenance of liquidity and credit facilities, the failure to comply with which would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. If an event of default were to occur, the principal and accrued interest on the debt to which such event of default applied might and, in certain circumstances would, become due and payable immediately.

The liquidity and credit facilities currently in effect for the tax-exempt financing include covenants that the ratio of debt to total capital of the obligated utility will not at any time exceed 0.65 to 1 and that, subject to certain exceptions, the utility will not mortgage, lien, pledge or otherwise encumber its assets. Certain of the facilities also include as events of default, defaults in payments of other debt obligations in excess of specified levels ($100 million for Con Edison of New York; $13 million for O&R).

Note D – Short Term Borrowing

At December 31, 2004 and 2003, Con Edison and the Utilities had commercial paper programs totaling $950 million under which short-term borrowings are made at prevailing market rates. These programs are supported by revolving credit agreements with banks. At December 31, 2004, $56 million was outstanding under Con Edison's $350 million program and $100 million was outstanding under Con Edison of New York's $500 million program, both at a weighted average interest rate of 2.2 percent. There was no balance outstanding under O&R's $100 million program. At December 31, 2003, $42 million was outstanding under Con Edison's $350 million program, $99 million was outstanding under Con Edison of New York's $500 million program, and $15 million was outstanding under O&R's $100 million program, all at a weighted average interest rate of 1.0 percent. The Utilities change the amount of their programs from time to time, subject to FERC-authorized limits of $1 billion for Con Edison of New York and $150 million for O&R.

Bank commitments under the revolving credit agreements total $950 million, of which $388 million and $563 million expire in November 2005 and November 2006, respectively. The commitments may also terminate upon a change of control of Con Edison, and borrowings under the agreements are subject to certain conditions, including that the ratio (calculated in accordance with the agreements) of debt to total capital of the borrower not at any time exceed 0.65 to 1. At December 31, 2004, this ratio was 0.50 to 1 for Con Edison, 0.48 to 1 for Con Edison of New York and 0.47 to 1 for O&R. Borrowings under the agreements are not subject to maintenance of credit rating levels or the absence of a material adverse change with respect to the Companies. The fees charged the Companies for the revolving credit facilities and borrowings under the agreements reflect their respective credit ratings. The amount that can be borrowed by the Companies under the agreements is reduced by the amount of letters of credit issued under the agreements. At December 31, 2004, $22 million of letters of credit were outstanding under the agreements.

See Note U for information about short-term borrowing between related parties, which the FERC has authorized.

Note E – Pension Benefits

Con Edison maintains a tax-qualified, non-contributory pension plan that covers substantially all employees of Con Edison of New York and O&R and certain employees of other Con Edison subsidiaries. The plan is designed to comply with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974.

Investment gains and losses are fully recognized in expense over a 15-year period. Other actuarial gains and losses are fully recognized in expense over a 10-year period. This amortization is in accordance with the Statement of Policy issued by the PSC and is permitted under SFAS No. 87, "Employers' Accounting for Pensions," which provides a "corridor method" for moderating the effect of investment gains and losses on pension expense, or alternatively, allows for any systematic method of amortization of unrecognized gains and losses that is faster than the corridor method and is applied consistently to both gains and losses.

Consistent with the provisions of SFAS No. 71 and its rate agreements, O&R defers for future recovery any difference between expenses recognized under SFAS No. 87 and the current rate allowance for its New York operations. Effective October 1, 2004, Con Edison of New York, in accordance with the new gas and steam rate plans, began deferring any difference between expenses recognized under SFAS No. 87 and the current rate allowance for its gas and steam operations. Con Edison of New York's pending electric rate plan includes a similar provision to reconcile such expenses allocable to electric operations. See Note B.

Con Edison uses a measurement date of December 31 for its pension plan.

Net Periodic Benefit Cost

The components of the Companies' net periodic benefit costs for 2004, 2003 and 2002 were as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Service cost – including administrative expenses	$ 105	$ 102	$ 94	$ 97	$ 95	$ 88	$ 8	$ 7	$ 6
Interest cost on projected benefit obligation	414	420	440	388	393	412	26	27	28
Expected return on plan assets	(652)	(654)	(685)	(629)	(631)	(660)	(23)	(23)	(25)
Amortization of net actuarial (gain)/loss	(38)	(95)	(173)	(50)	(104)	(179)	12	9	6
Amortization of prior service costs	12	15	14	11	14	14	1	1	-
Amortization of transition (asset)/obligation	-	-	(1)	-	-	(1)	-	-	-
Net Periodic Benefit Cost	**$(159)**	**$(212)**	**$(311)**	**$(183)**	**$(233)**	**$(326)**	**$24**	**$21**	**$15**
Amortization of regulatory asset*	4	4	4	4	4	4	-	-	-
Total Periodic Benefit Cost	**$(155)**	**$(208)**	**$(307)**	**$(179)**	**$(229)**	**$(322)**	**$24**	**$21**	**$15**
Cost capitalized	45	60	61	51	65	64	(6)	(5)	(3)
Cost deferred	1	(9)	(10)	2	-	-	(1)	(9)	(10)
Cost (credited)/charged to operating expenses	$(109)	$(157)	$(256)	$(126)	$(164)	$(258)	$17	$ 7	$ 2

* Relates to increases in Con Edison of New York's pension obligations of $33 million from a 1993 special retirement program and $45 million from a 1999 special retirement program.

Funded Status

The funded status at December 31, 2004, 2003 and 2002 was as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Change in Projected Benefit Obligation									
Projected benefit obligation at beginning of year	$6,695	$6,434	$5,904	$6,267*	$6,030	$5,530	$ 425	$ 404	$ 374
Service cost – excluding administrative expenses	104	101	92	96	94	86	8	7	6
Interest cost on projected benefit obligation	414	420	440	388	393	412	26	27	28
Plan amendments	32	-	-	22	-	-	10	-	-
Net actuarial loss	400	54	300	373	43	283	26	11	17
Benefits paid	(330)	(314)	(302)	(306)	(290)	(281)	(24)	(24)	(21)
Projected Benefit Obligation at End of Year	$7,315	$6,695	$6,434	$6,840	$6,270	$6,030	$ 471	$ 425	$ 404
Change in Plan Assets									
Fair value of plan assets at beginning of year	$6,710	$5,760	$6,633	$6,474	$5,563	$6,397	$ 236	$ 197	$ 236
Actual return on plan assets	872	1,261	(552)	840	1,218	(533)	32	43	(19)
Employer contributions	28	22	4	2	2	2	24	20	2
Benefits paid	(330)	(313)	(302)	(306)	(290)	(281)	(24)	(23)	(21)
Administrative expenses	(26)	(20)	(23)	(25)	(19)	(22)	(1)	(1)	(1)
Fair Value of Plan Assets at End of Year	$7,254	$6,710	$5,760	$6,985	$6,474	$5,563	$ 267	$ 236	$ 197
Funded status	$ (61)	$ 15	$ (674)	$ 145	$ 204	$ (467)	$ (204)	$ (189)	$(207)
Unrecognized net loss/(gain)	1,351	1,108	1,548	1,217	981	1,403	133	127	145
Unrecognized prior service costs	87	67	81	73	63	77	13	4	4
Net Prepaid (Accrued) Benefit Cost	$1,377	$1,190	$ 955	$1,435	$1,248	$1,013	$ (58)	$ (58)	$ (58)
Accumulated Benefit Obligation	$6,582	$5,998	$5,656	$6,127	$5,591	$5,269	$ 452	$ 407	$ 387

*Certain unregulated subsidiaries had previously been included with the Con Edison of New York balance.

The amounts recognized in the consolidated balance sheet at December 31, 2004 and 2003 were as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Prepaid pension cost	$1,442	$1,257	$1,442	$1,257	$ -	$ -
Accrued benefit cost	(58)	(58)	-	-	(58)	(58)
Additional minimum pension liability	(12)	(11)	(11)	(10)	(1)	(1)
Accumulated other comprehensive income	12	11	11	10	1	1
1993 special retirement program	(7)	(9)	(7)	(9)	-	-
Net prepaid (accrued) benefit cost	$1,377	$1,190	$1,435	$1,248	$ (58)	$ (58)

Assumptions

The actuarial assumptions were as follows:

	2004	2003	2002
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount rate	5.90%	6.30%	6.75%
Rate of compensation increase			
– Con Edison of New York	4.00%	4.00%	4.30%
– O&R	4.00%	4.00%	4.15%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	6.30%	6.75%	7.50%
Expected return on plan assets	8.80%	8.80%	9.20%
Rate of compensation increase			
– Con Edison of New York	4.00%	4.30%	4.30%
– O&R	4.00%	4.15%	4.15%

The expected return assumption reflects anticipated returns on the plan's current and future assets. The Companies use historical investment data as well as the plan's target asset class and investment management mix to determine the expected return on plan assets. This analysis incorporates such factors as real return, inflation, and expected investment manager performance for each broad asset class applicable to the plan. Historical plan performance and peer data are also reviewed to check for reasonability and appropriateness.

Expected Benefit Payments

Based on current assumptions, the Companies expect to make the following benefit payments over the next ten years:

(Millions of Dollars)	2005	2006	2007	2008	2009	2010-2014
Con Edison	$352	$370	$389	$410	$429	$2,463
Con Edison of New York	327	344	362	381	399	2,290
O & R	25	26	27	29	30	171

Expected Contributions

Based on current estimates, the Companies are not required under funding regulations and laws to make any contributions to the pension plan during 2005. Con Edison and O&R expect to make discretionary contributions of $29 million and $28 million, respectively, in 2005. Con Edison of New York does not expect to make any contributions in 2005.

Plan Assets

The asset allocations for the pension plan at the end of 2004, 2003 and 2002, and the target allocation for 2005 are as follows:

Asset Category	Target Allocation 2005	Plan Assets at December 31, 2004	2003	2002
Equity Securities	65%	67%	64%	54%
Debt Securities	30	28	32	42
Real Estate	5	5	4	4
Total	100%	100%	100%	100%

Con Edison has established a pension trust for the investment of assets to be used for the exclusive purpose of providing retirement benefits to participants and beneficiaries.

Pursuant to resolutions adopted by Con Edison's Board of Directors, the Management Development and Compensation Committee of the Board of Directors (the Committee) has general oversight responsibility for Con Edison's pension and other employee benefit plans. The plans' Named Fiduciaries have been granted the authority to control and manage the operation and administration of the plans, including overall responsibility for the investment of assets in the trust and the power to appoint and terminate investment managers. The Named Fiduciaries consist of Con Edison's chief executive, chief financial and chief accounting officers and others the Board of Directors may appoint in addition to or in place of the designated Named Fiduciaries.

The investment objective for the pension trust is to maximize the long-term total return on the trust assets within a prudent level of risk. The investment strategy implements the objectives of the pension trust by diversifying its funds across asset classes, investment styles and fund managers. The target asset allocation is reviewed periodically based on asset/liability studies and may be modified as appropriate. The target asset allocation for 2005 reflects the results of such a study conducted in 2003.

Individual managers operate under written guidelines provided by Con Edison, which cover such areas as investment objectives, performance measurement, permissible investments, investment restrictions, trading and execution, and communication and reporting requirements. Manager performance, total fund performance, and compliance with asset allocation guidelines are monitored on an ongoing basis, and reviewed by the Named Fiduciaries and reported to the Committee on a regular basis. Changes in fund managers and rebalancing of the portfolio are undertaken as appropriate. The Named Fiduciaries approve such changes, which are also reported to the Committee.

The Companies also offer a defined contribution savings plan that covers substantially all employees and made contributions to the plan as follows:

(Millions of Dollars)	For the Years Ended December 31, 2004	2003	2002
Con Edison	$19	$18	$17
Con Edison of New York	17	17	16
O&R	2	1	1

Note F – Other Postretirement Benefits

The Utilities have contributory comprehensive hospital, medical and prescription drug programs for all retirees, their dependents and surviving spouses.

Con Edison of New York also has a contributory life insurance program for bargaining unit employees and provides basic life insurance benefits up to a specified maximum at no cost to retired management employees. O&R has a non-contributory life insurance program for retirees.

Certain employees of other Con Edison subsidiaries are eligible to receive benefits under these programs. The company has reserved the right to amend or terminate these programs.

Investment plan gains and losses are fully recognized in expense over a 15-year period for the Utilities. Other actuarial gains and losses are fully recognized in expense over a 10-year period.

For O&R, plan assets are used to pay benefits and expenses for participants who retired on or after January 1, 1995. Plan assets include amounts owed by the plan trust to O&R for such payments of $1 million in 2004, 2003 and 2002. O&R pays benefits for other participants who retired prior to 1995.

Consistent with the provisions of SFAS No. 71, O&R defers for future recovery any difference between expenses recognized under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and the current rate allowance for its Pennsylvania and New York operations. Effective October 1, 2004, Con Edison of New York began deferring any difference between expenses recognized under SFAS No. 106 and the current rate allowance for its gas and steam operations. Con Edison of New York's pending electric rate plan includes a similar provision to reconcile such expenses allocable to electric operations. See Note B.

Con Edison uses a measurement date of December 31 for its other postretirement benefit plans.

Net Periodic Benefit Cost

The components of the Companies' net periodic postretirement benefit costs for 2004, 2003 and 2002 were as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Service cost	$ 11	$ 10	$ 10	$ 8	$ 8	$ 8	$ 3	$ 2	$ 2
Interest cost on accumulated other postretirement benefit obligation	74	82	88	66	73	80	8	9	8
Expected return on plan assets	(79)	(78)	(80)	(74)	(74)	(76)	(5)	(4)	(4)
Amortization of net actuarial loss	40	46	24	35	41	21	5	5	3
Amortization of prior service cost	(15)	(16)	-	(15)	(15)	-	-	(1)	-
Amortization of transition obligation	4	4	5	4	4	5	-	-	-
Net Periodic Postretirement Benefit Cost	**$ 35**	**$ 48**	**$ 47**	**$ 24**	**$ 37**	**$ 38**	**$ 11**	**$ 11**	**$ 9**
Cost capitalized	(10)	(15)	(10)	(7)	(11)	(9)	(3)	(4)	(1)
Cost deferred	11	(3)	(4)	12	-	-	(1)	(3)	(4)
Cost charged to operating expenses	$ 36	$ 30	$ 33	$ 29	$ 26	$ 29	$ 7	$ 4	$ 4

Funded Status

The funded status of the programs at December 31, 2004, 2003 and 2002 was as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Change in Benefit Obligation									
Benefit obligation at beginning of year	$1,238	$1,248	$1,351	$1,107*	$1,116	$1,249	$ 131	$132	$102
Service cost	11	10	10	8	8	8	3	2	2
Interest cost on accumulated postretirement benefit obligation	74	82	88	66	73	80	8	9	8
Plan amendments	-	-	(306)	-	-	(306)	-	-	-
Net actuarial loss	117	99	178	91	89	151	25	10	27
Benefits paid and administrative expenses	(102)	(91)	(89)	(92)	(83)	(82)	(10)	(8)	(7)
Participant contributions	19	18	15	19	18	15	-	-	-
Medicare prescription subsidy	(42)	(128)	-	(42)	(114)	-	-	(14)	-
Benefit Obligation at End of Year	**$1,315**	**$1,238**	**$1,247**	**$1,157**	**$1,107**	**$1,115**	**$ 157**	**$131**	**$132**
Change in Plan Assets									
Fair value of plan assets at beginning of year	$ 839	$ 717	$ 804	$ 790	$ 674	$ 763	$ 49	$ 43	$ 41
Actual return on plan assets	91	145	(61)	87	143	(61)	4	2	-
Employer contributions	31	46	45	22	38	39	8	8	6
Participant contributions	19	18	16	19	18	16	-	-	-
Benefits paid	(98)	(87)	(82)	(92)	(83)	(78)	(6)	(4)	(4)
Administrative expenses	-	-	(5)	-	-	(5)	-	-	-
Fair Value of Plan Assets at End of Year	**$ 882**	**$ 839**	**$ 717**	**$ 826**	**$ 790**	**$ 674**	**$ 55**	**$ 49**	**$ 43**
Funded status	$ (433)	$ (399)	$ (530)	$ (331)	$ (317)	$ (441)	$(102)	$ (82)	$ (89)
Unrecognized net loss	386	363	506	322	319	455	64	44	51
Unrecognized prior service costs	(119)	(133)	(148)	(118)	(132)	(147)	(1)	(1)	(1)
Unrecognized net transition liability at January 1, 1993**	29	33	36	29	33	36	-	-	-
Accrued Postretirement Benefit Cost	**$ (137)**	**$ (136)**	**$ (136)**	**$ (98)**	**$ (97)**	**$ (97)**	**$ (39)**	**$ (39)**	**$ (39)**

*Certain unregulated subsidiaries had previously been included with the Con Edison of New York balance.

**Being amortized over a period of 20 years and reduced by an additional amount in 2002 due to plan amendments.

Assumptions

The actuarial assumptions were as follows:

	2004	2003	2002
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount Rate	5.90%	6.30%	6.75%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount Rate	6.30%	6.75%	7.50%
Expected Return on Plan Assets			
Tax-Exempt Assets	8.80%	8.80%	9.20%
Taxable Assets			
Con Edison of New York	7.80%	7.80%	8.20%
O&R	8.30%	8.30%	8.70%

Refer to Note E for descriptions of the basis for determining the expected return on assets and investment policies and strategies.

The health care cost trend rate used to determine net periodic benefit cost for the year ended December 31, 2004, is based on the 2003 assumption of 9.00%, which was assumed to decrease gradually to 4.50% for 2009 and remain at that level thereafter. The health care cost trend rate used to determine benefit obligations at December 31, 2004 was changed to 10.00%. This rate is assumed to decrease gradually to 4.50% for 2011 and remain at that level thereafter.

A one-percentage point change in the assumed health care cost trend rate would have the following effects at December 31, 2004:

(Millions of Dollars)	Con Edison		Con Edison of New York 1-Percentage-Point		O&R	
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on accumulated other postretirement benefit obligation	$120	$108	$105	$95	$15	$13
Effect on service cost and interest cost components for 2004	9	8	8	7	1	1

Expected Benefit Payments

Based on current assumptions, the Companies estimate the following benefit payments over the next ten years:

(Millions of Dollars)	2005	2006	2007	2008	2009	2010-2014
Gross Benefit Payments						
Con Edison of New York	$75	$82	$89	$ 90	$ 93	$497
O & R	9	10	10	11	12	66
Unregulated subsidiaries	-	-	-	-	-	-
Con Edison	$84	$92	$99	$101	$105	$563
Medicare Prescription Subsidy Receipts						
Con Edison of New York	$ -	$ 7	$ 7	$ 8	$ 9	$ 52
O & R	-	1	1	1	1	6
Unregulated subsidiaries	-	-	-	-	-	-
Con Edison	$ -	$ 8	$ 8	$ 9	$ 10	$ 58

Expected Contributions

Based on current estimates, Con Edison, Con Edison of New York and O&R expect to make contributions of $46 million, $36 million and $10 million, respectively, to the other postretirement benefit plans in 2005.

Plan Assets

The asset allocations for Con Edison of New York's other postretirement benefit plans at the end of 2004, 2003 and 2002, and the target allocation for 2005 are as follows:

Asset Category	Target Allocation 2005	Plan Assets at December 31, 2004	2003	2002
Equity Securities	65%	66%	62%	55%
Debt Securities	35	34	38	45
Total	100%	100%	100%	100%

The asset allocation for O&R's other postretirement benefit plans at the end of 2004 was 63% in equity securities and 37% in debt. For 2003 and 2002, the allocation was approximately 90% in debt and 10% in equity. O&R's target asset allocation for 2005 is 65% in equity and 35% in debt.

Con Edison has established postretirement health and life insurance benefit plan trusts for the investment of assets to be used for the exclusive purpose of providing other postretirement benefits to participants and beneficiaries.

Refer to Note E for a discussion of Con Edison's investment policy for its benefit plans.

Effect of Medicare Prescription Subsidy

In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FASB Staff Position (FSP) No. FAS 106-2, issued by the FASB in May 2004, provides accounting and disclosure requirements relating to the Act. The Companies' actuaries have determined that each prescription drug plan provides a benefit that is at least actuarially equivalent to the Medicare prescription drug plan and projections indicate that this will be the case for 20 years; therefore, the Companies are eligible to receive the benefit. When the plans' benefits are no longer actuarially equivalent to the Medicare plan, 25% of the retirees in each plan are assumed to begin to decline participation in the Companies' prescription programs.

To reflect the effect of the Act on the plans, the accumulated postretirement benefit obligations were reduced for Con Edison, Con Edison of New York and O&R by $160 million, $139 million and $21 million, respectively, as of December 31, 2004. The 2004 postretirement benefit costs were reduced by $29 million for Con Edison, $26 million for Con Edison of New York and $3 million for O&R. The Companies will recognize the 28% subsidy (reflected as an unrecognized net gain to each plan) as an offset to plan costs. The 28% subsidy is expected to reduce prescription drug plan costs by about 25% starting in 2006.

Note G – Environmental Matters

Superfund Sites

Hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, have been used or generated in the course of operations of the Utilities and their predecessors and are present at sites and in facilities and equipment they currently or previously owned, including sites at which gas was manufactured or stored.

The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state statutes (Superfund) impose joint and several liability, regardless of fault, upon generators of hazardous substances for investigation and remediation costs (which includes costs of demolition, removal, disposal, storage, replacement, containment and monitoring) and environmental damages. Liability under these laws can be material and may be imposed for contamination from past acts, even though such past acts may have been lawful at the time they occurred. The sites at which the Utilities have been asserted to have liability under these laws, including their manufactured gas sites, are referred to herein as "Superfund Sites."

For Superfund Sites where there are other potentially responsible parties and the Utilities are not managing the site investigation and remediation, the accrued liability represents an estimate of the amount the Utilities will need to pay to discharge their related obligations. For Superfund Sites (including the manufactured gas sites) for which one of the Utilities is managing the investigation and remediation, the accrued liability represents an estimate of the undiscounted cost to investigate the sites and, for sites that have been investigated in whole or in part, the cost to remediate the sites in light of the information available, applicable remediation standards and experience with similar sites.

For the year ended December 31, 2004, Con Edison of New York and O&R incurred approximately $44 million and $3 million, respectively, for environmental remediation costs. Insurance recoveries of $36 million were received by Con Edison of New York, $35 million of which reduced related regulatory assets, with the remainder credited to expense. For the year ended December 31, 2003, Con Edison of New York and O&R incurred approximately $21 million and $5 million, respectively, for environmental remediation costs. No insurance recoveries were received. For the year ended December 31, 2002, Con Edison of New York and O&R incurred approximately $22 million and $2 million, respectively, for environmental remediation costs, and O&R received insurance recoveries of $7 million.

The accrued liabilities and regulatory assets related to Superfund Sites for each of the Companies at December 31, 2004 and December 31, 2003 were as follows:

(Millions of Dollars)	Con Edison 2004	Con Edison 2003	Con Edison of New York 2004	Con Edison of New York 2003	O&R 2004	O&R 2003
Accrued Liabilities:						
Manufactured gas plant sites	$148	$145	$ 92	$106	$56	$39
Other Superfund Sites	50	48	49	47	1	1
Total	$198	$193	$141	$153	$57	$40
Regulatory assets	$165	$155	$106	$116	$59	$39

Most of the accrued Superfund Site liability relates to Superfund Sites that have been investigated, in whole or in part. As investigations progress on these and other sites, the Companies expect that additional liability will be accrued, the amount of which is not presently determinable but may be material. The Utilities are permitted under their current rate agreements to recover or defer as regulatory assets (for subsequent recovery through rates) certain site investigation and remediation costs.

Con Edison of New York estimated in 2002 that for its manufactured gas sites, many of which had not been investigated, its aggregate undiscounted potential liability for the investigation and remediation of coal tar and/or other manufactured gas plant-related environmental contaminants could range from approximately $65 million to $1.1 billion. O&R estimated in 2004 that for its manufactured gas sites, each of which has been investigated, the aggregate undiscounted potential liability for the remediation of such contaminants could range from approximately $31 million to $87 million. These estimates were based on the assumption that there is contamination at each of the Utilities' sites and additional assumptions regarding the extent of contamination and the type and extent of remediation that may be required. Actual experience may be materially different.

Asbestos Proceedings

Suits have been brought in New York State and federal courts against the Utilities and many other defendants, wherein a large number of plaintiffs sought large amounts of compensatory and punitive damages for deaths and injuries allegedly caused by exposure to asbestos at various premises of the Utilities. The suits that have been resolved, which are many, have been resolved without any payment by the Utilities, or for amounts that were not, in the aggregate, material to them. The amounts specified in all the remaining thousands of suits total billions of dollars but the Companies believe that these amounts are greatly exaggerated, as experienced through the disposition of previous claims. Con Edison of New York estimated in 2004 that its aggregate undiscounted potential liability for these suits and additional such suits that may be brought over the next 15 years is $25 million. The estimate was based upon a combination of modeling, historical data analysis and risk factor assessment. Actual experience may be materially different.

In addition, certain current and former employees have claimed or are claiming workers' compensation benefits based on alleged disability from exposure to asbestos. Con Edison of New York is permitted under its current rate agreements to defer as regulatory assets (for subsequent recovery through rates) liabilities incurred for its asbestos lawsuits and workers' compensation claims. O&R defers as regulatory assets (for subsequent recovery through rates) liabilities incurred for asbestos claims by employees and third-party contractors relating to its divested generating plants.

The accrued liability for asbestos suits and workers' compensation proceedings (including those related to asbestos exposure) and the amounts deferred as regulatory assets for each of the Companies at December 31, 2004 and December 31, 2003 were as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Accrued liability – asbestos suits	$ 26	$ 39	$ 25	$ 38	$1	$1
Regulatory assets – asbestos suits	$ 26	$ 39	$ 25	$ 38	$1	$1
Accrued liability – workers' compensation	$122	$126	$119	$122	$3	$4
Regulatory assets – workers' compensation	$ 48	$ 51	$ 48	$ 51	$ -	$ -

Note H – Impairment of Long-Lived Assets

In 2004, Con Edison's long-lived assets were tested for impairment, where required, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and no impairment was identified.

In 2003, Con Edison Development recorded a total pre-tax impairment charge of $18 million, related to two combustion turbines and an equity investment in a 42 MW electric generating plant in Guatemala. Estimated fair values were determined based upon market prices of comparable assets.

In 2004, Con Edison Development decided to sell the two combustion turbines. In accordance with SFAS No. 144, these assets were classified as "held for sale" and are included at fair value of $18 million under non-utility plant on Con Edison's consolidated balance sheet.

See Note W for information about the impairment of Con Edison Communications' assets recorded in 2003.

Note I – Non-Utility Generators and Other Purchase Power Agreements

The Utilities have long-term purchase power agreements (PPAs) with non-utility generators (NUGs) and others for electric generating capacity. Assuming performance by the parties to the PPAs, the Utilities are obligated over the terms of the PPAs (which extend for various periods, up to 2036) to make capacity and other fixed payments.

For the years 2005 through 2009, the capacity and other fixed payments under the contracts are estimated to be as follows:

(Millions of Dollars)	2005	2006	2007	2008	2009
Con Edison	$470	$493	$512	$514	$516
Con Edison of New York	452	488	508	511	516
O&R	18	5	4	3	-

Such payments gradually increase to approximately $528 million in 2013, and thereafter decline significantly. For energy delivered under most of these PPAs, the Utilities are obligated to pay variable prices that are estimated to be generally lower than expected market levels. In addition, for energy delivered under one of the contracts (for 20 MW), O&R is obligated to pay variable prices that are currently estimated to be above market levels.

At December 31, 2004, the aggregate capacity produced under the PPAs was approximately 3,100 MW, including capacity from the approximately 1,000 MW nuclear generating unit that Con Edison of New York sold in 2001. For the calendar years 2005 and 2006, the owner of that facility will provide the company with 1,000 MW of electric generating capacity, at fixed prices. The commitment will decrease to 650 MW, 350 MW and 0 MW of electric generating capacity, in 2007, 2008 and 2009, respectively. Additionally, the PPAs include 500 MW of energy and capacity that the company agreed to purchase annually for 10 years from a plant in Queens County, New York that is scheduled to begin operation in 2006.

Under the terms of its electric rate plans, Con Edison of New York recovers in rates the charges it incurs under these PPAs. The 2000 Electric Rate Agreement provides specifically that, after March 31, 2005, Con Edison of New York will be given a reasonable opportunity to recover, through a non-bypassable charge to customers, the amount, if any, by which the actual costs of its purchases under these PPAs exceed market value. Such recoveries would continue under the new electric rate plan, subject to PSC approval. See Note B. O&R recovers costs under its NUG contracts pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction.

Note J – Collection Agent Termination

In April 2004, Con Edison of New York terminated arrangements with a collection agent, which also processed payments for other large corporations and governmental agencies. The New York State Banking Department suspended the license of the collection agent. In addition, the collection agent consented to an involuntary bankruptcy proceeding commenced against it by a group of its unsecured creditors.

The collection agent has not forwarded to the company an estimated $21 million of payments it received from the company's customers. The company is continuing to review the matter and the possible recovery of these payments from the bankrupt's estate, insurance or other sources.

In April 2004, the company reflected the possible loss of these payments on its balance sheet and recorded an offsetting regulatory asset. The company filed a petition with the PSC in connection with this matter.

The company offers its customers a number of ways to pay their bills, including by mail, direct payment, internet or telephone, and at customer service walk-in centers and other collection agents.

Note K – Leases

Con Edison's subsidiaries lease electric generating and gas distribution facilities, other electric transmission and distribution facilities, office buildings and equipment. In accordance with SFAS No. 13, these leases are classified as either capital leases or operating leases. Most of the operating leases provide the option to renew at the fair rental value for future periods. Generally, it is expected that leases will be renewed or replaced in the normal course of business.

Capital leases: For ratemaking purposes capital leases are treated as operating leases; therefore, in accordance with SFAS No. 71, the amortization of the leased asset is based on the rental payments recovered through rates. The following assets under capital leases are included in the accompanying consolidated balance sheet at December 31, 2004 and 2003:

	Con Edison		Con Edison of New York	
(Millions of Dollars)	2004	2003	2004	2003
Utility Plant				
Transmission	$16	$17	$10	$11
Common	26	28	26	28
Total	**$42**	**$45**	**$36**	**$39**

The accumulated amortization of the capital leases for Con Edison and Con Edison of New York was $35 million and $32 million as of December 31, 2004 and 2003, respectively.

The future minimum lease commitments for the above assets, which are included as liabilities in the accompanying consolidated balance sheet at December 31, 2004 and 2003, are as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York
2005	$ 7	$ 7
2006	7	7
2007	7	7
2008	8	8
2009	8	8
All years thereafter	20	20
Total	**57**	**57**
Less: amount representing interest	21	21
Present value of net minimum lease payment	$36	$36

In 2004, Con Edison Development paid $6 million to terminate its future minimum lease commitments with respect to its 330 MW electric generating facility, Ocean Peaking Power, located in Lakewood (NJ).

Consolidated Edison Company of New York subleases one of its capital leases. The minimum rental to be received in the future under the non-cancelable sublease is $29 million.

Operating leases: The future minimum lease commitments under Con Edison's non-cancelable operating lease agreements, excluding the lease on the Newington plant, which is discussed below, are as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York	O&R
2005	$ 51	$41	$ 2
2006	15	6	2
2007	13	5	2
2008	12	5	2
2009	10	5	2
All years thereafter	40	14	15
Total	**$141**	**$76**	**$25**

In 1997 and 1999, Con Edison Development entered into two transactions, involving gas distribution and electric generating facilities in the Netherlands, in which it leased property and then immediately subleased it back to the lessor (termed "Lease In/Lease Out," or LILO transactions). The transactions were financed with $93 million of equity and $166 million of non-recourse, long-term debt secured by the underlying assets. In accordance with SFAS No. 13, "Accounting for Leases," Con Edison is accounting for the two LILO transactions as leveraged leases. Accordingly, the company's investment in these leases, net of deferred taxes, is carried as a single amount in Con Edison's consolidated balance sheet and income is recognized pursuant to a method that incorporates a level rate of return for those years when net investment in the lease is positive, based upon the after-tax cash flows projected at the inception of the leveraged leases. At December 31, 2004 and 2003, the company's investment in these leveraged leases ($215 million and $202 million, respectively), net of deferred tax liabilities ($165 million and $142 million, respectively), amounted to $50 million and $60 million, respectively. The estimated total tax benefits from the two LILO transactions during the tax years 1997 through 2004, in the aggregate, was $119 million. On audit of Con Edison's tax return for 1997, the Internal Revenue Service proposed that the tax losses in connection with the 1997 LILO transaction be disallowed. In a recent meeting, the FASB tentatively decided that a change in the amount or timing of the tax benefits that are realized by a lessor in a leveraged lease should result in a recalculation of the leveraged lease with any change in the recalculated net investment recognized as a gain or loss currently.

Con Edison believes that its LILO's were correctly reported in its tax returns and is currently appealing the proposed disallowance within the Internal Revenue Service. If the amount or the timing of the tax benefits anticipated to be realized by Con Edison from the LILO transactions were to be altered in connection with either a settlement with the Internal Revenue Service or a final decision of a Court of competent jurisdiction, the company could be required to recalculate the LILO's, which could result in a charge to earnings that could have a material adverse effect on its results of operations.

In November 2000, a Con Edison Development subsidiary entered into an operating lease arrangement with a limited partnership to finance construction of a 525 MW gas-fired electric generating facility in Newington, NH (Newington plant). In 2003, Con Edison consolidated the Newington plant pursuant to the adoption of FIN 46R. See Note T.

Future minimum rental payments under the Newington plant operating lease are as follows:

	(Millions of Dollars)
2005	$ 33.3
2006	33.3
2007	33.3
2008	33.3
2009	33.3
All years thereafter	16.6
Total	**$ 183.1**

Note L – Goodwill and Intangible Assets

In 2002, the Companies adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides that goodwill (i.e., the excess of cost over fair value of the net assets of a business acquired) and intangible assets with indefinite useful lives will no longer be amortized, but instead be tested for impairment at least annually. Other intangible assets will continue to be amortized over their finite useful lives.

In 2002, Con Edison recognized a loss of $34 million ($20 million after tax) as an offset to goodwill recorded by Con Edison Development relating to certain of its generation assets.

In 2004 and 2003, Con Edison completed impairment tests for its goodwill of $406 million related to the O&R merger, and determined that it was not impaired. For the impairment test, $245 million of the goodwill is allocated to Con Edison of New York and $161 million is allocated to O&R.

Con Edison's intangible assets consist of the following:

	December 31, 2004			December 31, 2003		
(Millions of Dollars)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Purchase power agreement of an unregulated subsidiary	$112	$13	$ 99	$112	$3	$109
Other	3	2	1	3	1	2
Total	**$115**	**$15**	**$100**	**$115**	**$4**	**$111**

The purchase power agreement was written up to its fair value of $112 million in 2003 upon implementation of new FASB guidance on derivatives (Derivatives Implementation Group Issue C20), and is being amortized over its remaining useful life of 11 years. Also, in accordance with this guidance, in 2003, Con Edison repriced to fair value certain power sales contracts at Con Edison Development. The cumulative effect of this change in accounting principle was an increase to net income of $8 million. The amortization expense was $11 million and $6 million for the years ended December 31, 2004 and 2003, respectively, and is expected to be $11 million annually for the years 2005-2009.

Note M – Income Tax

The components of income tax are as follows:

(Millions of Dollars)	Con Edison 2004	Con Edison 2003	Con Edison 2002	Con Edison of New York 2004	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2004	O&R 2003	O&R 2002
Charge/(benefit) to operations:									
State									
Current	$ 32	$ 18	$ 5	$ 39	$ 33	$ (2)	$ 3	$ -	$ 1
Deferred – net	30	72	97	30	56	87	(8)	9	3
Federal									
Current	(102)	(80)	96	(76)	(36)	92	7	(7)	16
Deferred – net	338	395	218	293	325	183	15	32	5
Amortization of investment tax credit	(6)	(6)	(6)	(6)	(6)	(6)	-	-	-
Total Charge to Operations	**292**	**399**	**410**	**280**	**372**	**354**	**17**	**34**	**25**
Charge/(benefit) to other income:									
State									
Current	(8)	(2)	(3)	(2)	(1)	(2)	-	-	-
Deferred – net	4	5	(1)	5	4	(1)	-	-	-
Federal									
Current	(12)	(10)	(13)	-	(6)	(5)	-	-	-
Deferred – net	(4)	(2)	(1)	(5)	(2)	-	-	-	-
Amortization of investment tax credit	-	-	(4)	-	-	(4)	-	-	-
Total Benefit to Other Income	**(20)**	**(9)**	**(22)**	**(2)**	**(5)**	**(12)**	**-**	**-**	**-**
Total	**$272**	**$390**	**$388**	**$278**	**$367**	**$342**	**$17**	**$34**	**$25**

The tax effect of temporary differences, which gave rise to deferred tax assets and liabilities, is as follows:

(Millions of Dollars)	Con Edison 2004	Con Edison 2003	Con Edison of New York 2004	Con Edison of New York 2003	O&R 2004	O&R 2003
Depreciation	$1,938	$1,629	$1,777	$1,493	$108	$ 98
Regulatory asset – future income tax	762	629	715	589	47	40
State income tax	331	244	272	187	10	17
Capitalized overheads	443	373	413	344	30	29
Other	153	192	75	142	(2)	(6)
Net Liabilities	3,627	3,067	3,252	2,755	193	178
Investment Tax Credits	99	105	94	100	5	5
Deferred Income Taxes and Investment Tax Credits	**$3,726**	**$3,172**	**$3,346**	**$2,855**	**$198**	**$183**

Reconciliation of the difference between income tax expense and the amount computed by applying the prevailing statutory income tax rate to income before income taxes is as follows:

(% of Pre-tax Income)	Con Edison 2004	Con Edison 2003	Con Edison 2002	Con Edison of New York 2004	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2004	O&R 2003	O&R 2002
Statutory Tax Rate									
Federal	35%	35%	35%	35%	35%	35%	35%	35%	35%
Changes in computed taxes resulting from:									
State income tax	5	6	5	6	6	6	(5)	7	4
Depreciation related differences	3	3	3	3	3	4	-	1	1
Cost of removal	(6)	(5)	(4)	(6)	(5)	(5)	(2)	(1)	(2)
Amortization of taxes associated with divested assets	-	-	-	-	-	-	-	-	(1)
Other	(4)	(1)	(3)	(4)	(1)	(4)	(1)	1	(2)
Effective Tax Rate	**33%**	**38%**	**36%**	**34%**	**38%**	**36%**	**27%**	**43%**	**35%**

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The company has not completed its review of this provision of the Act, however, it expects the phase-in of this new deduction to result in an immaterial change in the effective tax rate due to ratemaking provisions, and based on our current earnings levels at our unregulated subsidiaries. Under the guidance in FASB Staff Position No. FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on a filed tax return.

Note N – Stock-Based Compensation

The Companies provide stock-based compensation in the form of stock options, restricted stock units and contributions to a stock purchase plan.

Stock Options

The Stock Option Plan (the 1996 Plan), which was approved by shareholders in 1996, provides for awards of stock options to officers and employees for up to 10 million shares of the common stock.

The Long Term Incentive Plan (LTIP), which was approved by shareholders in 2003, among other things, provides for awards of restricted stock units to officers, stock options to employees and deferred stock units to Con Edison's non-officer directors for up to 10 million shares of common stock (of which not more than four million shares may be restricted stock or stock units).

Stock options generally vest over a three-year period and have a term of ten years. Options are granted at an exercise price equal to the fair market value of a common share when the option was granted. Upon exercise of a stock option, the option holder may receive Con Edison common shares, cash, or a combination of both.

See "Stock-Based Compensation" in Note A for an illustration of the effect on net income and earnings per share if the Companies had applied the fair value recognition provisions of SFAS No. 123 to their stock-based employee compensation. The weighted average fair values of options granted in 2004, 2003 and 2002 are $5.12, $4.30 and $6.37 per share, respectively. These values were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.47%	3.35%	5.08%
Expected life	6 years	6 years	6 years
Expected stock volatility	20.63%	21.44%	21.43%
Expected dividend yield	5.16%	5.66%	5.22%

A summary of changes in the status of stock options awarded to officers and employees of the Companies as of December 31, 2004, 2003 and 2002 is as follows:

	Con Edison		Con Edison of New York		O&R	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at 12/31/01	5,754,650	$38.157	5,346,450	$38.215	174,000	$35.547
Granted	1,584,350	42.510	1,349,850	42.510	113,000	42.510
Exercised	(413,899)	30.813	(413,199)	30.793	-	-
Forfeited	(127,450)	44.103	(116,950)	44.491	(2,000)	35.125
Outstanding at 12/31/02	6,797,651	39.506	6,166,151	39.532	285,000	38.311
Granted	1,621,700	39.639	1,346,700	39.704	113,000	39.505
Exercised	(692,175)	32.728	(660,425)	32.705	(9,500)	32.500
Forfeited	(110,000)	45.365	(99,000)	45.764	-	-
Outstanding at 12/31/03	7,617,176	40.065	6,753,426	40.142	388,500	38.800
Granted	1,333,400	43.771	1,073,700	43.765	101,500	43.753
Exercised	(943,142)	34.005	(880,175)	33.971	(24,000)	33.594
Forfeited	(198,250)	45.092	(187,700)	45.154	(1,000)	44.100
Outstanding at 12/31/04	7,809,184	$41.302	6,759,251	$41.381	465,000	$40.139

The following table summarizes stock options outstanding at December 31, 2004 for each plan year for the Companies:

		Con Edison			Con Edison of New York			O&R		
Plan Year	Remaining Contractual Life	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
2004	9	1,315,750	$43.772	-	1,059,700	$43.768	-	100,500	$43.750	-
2003	8	1,606,700	39.638	-	1,335,200	39.700	-	113,000	39.505	-
2002	7	1,553,350	42.510	-	1,322,350	42.510	-	113,000	42.510	-
2001	6	1,242,833	37.750	1,242,833	1,072,950	37.750	1,072,950	95,000	37.750	95,000
2000	5	427,300	32.500	427,300	356,600	32.500	356,600	43,500	32.500	43,500
1999	4	960,700	47.938	960,700	915,900	47.938	915,900	-	-	-
1998	3	576,450	42.563	576,450	570,450	42.563	570,450	-	-	-
1997	2	86,101	31.500	86,101	86,101	31.500	86,101	-	-	-
1996	1	40,000	27.875	40,000	40,000	27.875	40,000	-	-	-
Total		**7,809,184**		**3,333,384**	**6,759,251**		**3,042,001**	**465,000**		**138,500**

The exercise prices of options outstanding under the 2004 and 2003 plan years range from $43.06 to $44.10 and from $38.47 to $40.81, respectively. Options outstanding under prior plan years have exercise prices equal to the weighted average exercise prices stated above.

Restricted Stock Units

Restricted stock unit awards under the LTIP have been made as follows: (i) annual awards to officers under restricted stock unit agreements that provide for adjustment of the number of units (as described in the following paragraph); (ii) the directors' deferred compensation plan; and (iii) a restricted stock unit agreement with an officer appointed in 2004. Each restricted stock unit represents the right to receive, upon vesting, one share of Con Edison's common stock, the cash value of a share or a combination thereof.

The number of units in each annual restricted stock unit award under the LTIP is subject to adjustment as follows: (i) 50 percent of the units awarded will be multiplied by a factor that may range from 0 to 150 percent based on Con Edison's total shareholder return relative to the Standard & Poor's Electric Utilities Index during a specified performance period; and (ii) 50 percent of the units awarded will be multiplied by a factor that may range from 0 to 150 percent based on determinations made in connection with Con Edison of New York's Executive Incentive Plan (or, for two officers, the O&R Annual Team Incentive Plan or goals relating to Con Edison's unregulated subsidiaries). Units vest when the performance period ends. In 2004, Con Edison awarded 398,500 restricted stock units to certain officers and recognized compensation expense of $5 million for the portion of the awards for which the performance period ended December 31, 2004.

In June 2002, Con Edison terminated its Directors' Retirement Plan applicable to non-officer directors (the termination is not applicable to directors who had previously retired from the board) and adopted a deferred stock compensation plan for these directors. Under this plan, directors were granted restricted stock units for accrued service. Beginning in 2004, awards under the deferred compensation plan are covered by the LTIP. Pursuant to APB No. 25, Con Edison is recognizing compensation expense and accruing a liability for these units. Each director receives 1,300 stock units for each year of service as a director. These stock units are deferred until the director's termination of service. Directors may elect to receive dividend equivalents earned on stock units in cash payments.

The following table summarizes the expense recognized in relation to the non-officer director deferred stock compensation plan:

(Millions of Dollars)	Con Edison			Con Edison of New York			O&R		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Compensation expense - Non-Officer Director Deferred Stock Compensation	$1	$1	$2	$1	$1	$2	$-	$-	$-

Pursuant to employment agreements, certain senior officers of Con Edison and its subsidiaries were granted restricted stock units, subject to the officers' meeting the terms and conditions of the agreements. The units, each of which represents the right to receive one share of Con Edison's common stock and related dividends, vest over various periods through April 2009 or immediately upon the occurrence of certain events. The restricted stock units granted in 2004 were under the LTIP. Pursuant to APB No. 25, Con Edison is recognizing compensation expense and accruing a liability for the units over the vesting period.

The following table summarizes restricted stock activity for the three years ended December 31, 2004:

	Shares
Shares outstanding at 12/31/01	350,000
Granted	150,000
Redeemed	-
Shares outstanding at 12/31/02	500,000
Granted	-
Redeemed	(25,000)
Shares outstanding at 12/31/03	475,000
Granted	30,000
Redeemed	(195,000)
Shares outstanding at 12/31/04	310,000

The following table summarizes the expense recognized in relation to the restricted stock units:

(Millions of Dollars)	Con Edison			Con Edison of New York			O&R		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Compensation expense – restricted stock	$6	$5	$4	$4	$4	$4	$1	$1	$-

Stock Purchase Plan

The Stock Purchase Plan, which was approved by shareholders in 2004, provides for the Companies, except O&R, to contribute $1 for each $9 invested by their directors, officers or employees to purchase Con Edison's common stock under the plan. Eligible participants may invest up to $25,000 during any calendar year (subject to an additional limitation for officers and employees of not more than 20% of their pay). Dividends paid on shares held under the plan are reinvested to purchase additional shares unless otherwise directed by the participant.

During 2004, 2003, and 2002, 605,118, 584,928, and 330,202 shares were purchased under the Stock Purchase Plan at a weighted average price of $41.67, $40.56 and $41.13 per share, respectively.

Note O – Financial Information By Business Segment

The business segments of each of the Companies were determined based on management's reporting and decision-making requirements in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

Con Edison's principal business segments are Con Edison of New York's regulated electric, gas and steam utility activities, O&R's regulated electric and gas utility activities and Con Edison's unregulated subsidiaries. Con Edison of New York's principal business segments are its regulated electric, gas and steam utility activities. O&R's principal business segments are its regulated electric and gas utility activities.

All revenues of these business segments, excluding revenues earned by Con Edison Development on certain energy infrastructure projects, which are deemed to be immaterial, are from customers located in the United States of America. Also, all assets of the business segments, excluding certain investments in energy infrastructure projects by Con Edison Development ($226 million at December 31, 2004), are located in the United States of America. The accounting policies of the segments are the same as those described in Note A.

Common services shared by the business segments are assigned directly or allocated based on various cost factors, depending on the nature of the service provided.

The financial data for the business segments are as follows:

As of and for the Year Ended December 31, 2004 (Millions of Dollars)	Operating revenues	Inter-segment revenues	Depreciation and amortization	Income tax expense	Operating income	Interest charges	Changes in accounting principles	Total assets	Construction expenditures
Con Edison of New York									
Electric	$6,153	$11	$383	$222	$ 652	$264	$ -	$14,375	$ 595
Gas	1,303	3	75	68	151	55	-	3,116	138
Steam	550	2	19	(10)	22	30	-	1,753	502
Total Con Edison of New York	**$8,006**	**$16**	**$477**	**$280**	**$ 825**	**$349**	**$ -**	**$19,244**	**$1,235**
O&R									
Electric	$ 499	$ -	$ 25	$ 13	$ 49	$ 13	$ -	$ 935	$ 51
Gas	204	-	8	4	16	6	-	406	28
Other	-	-	-	-	-	1	-	49	-
Total O&R	**$ 703**	**$ -**	**$ 33**	**$ 17**	**$ 65**	**$ 20**	**$ -**	**$ 1,390**	**$ 79**
Unregulated subsidiaries	$1,049	$ -	$ 41	$ (1)	$ 37	$ 43	$ -	$ 1,560	$ 38
Other*	-	(16)	-	(4)	4	32	-	366	-
Total Con Edison	**$9,758**	**$ -**	**$551**	**$292**	**$ 931**	**$444**	**$ -**	**$22,560**	**$1,352**
As of and for the Year Ended December 31, 2003 (Millions of Dollars)									
Con Edison of New York									
Electric	$6,334	$11	$367	$301	$ 758	$292	$ -	$13,675	$ 829
Gas	1,295	3	72	66	149	60	-	2,918	181
Steam	537	2	19	5	35	24	-	1,171	158
Total Con Edison of New York	**$8,166**	**$16**	**$458**	**$372**	**$ 942**	**$376**	**$ -**	**$17,764**	**$1,168**
O&R									
Electric	$ 530	$ -	$ 26	$ 26	$ 52	$ 14	$ -	$ 906	$ 53
Gas	197	-	8	8	16	7	-	361	18
Other	-	-	-	-	-	-	-	2	-
Total O&R	**$ 727**	**$ -**	**$ 34**	**$ 34**	**$ 68**	**$ 21**	**$ -**	**$ 1,269**	**$ 71**
Unregulated subsidiaries	$ 915	$ -	$ 24	$ 5	$ 22	$ 14	$ 3	$ 1,554	$ 105
Other*	-	(16)	-	(12)	12	23	-	379	-
Total Con Edison	**$9,808**	**$ -**	**$516**	**$399**	**$1,044**	**$434**	**$ 3**	**$20,966**	**$1,344**
As of and for the Year Ended December 31, 2002 (Millions of Dollars)									
Con Edison of New York									
Electric	$5,775	$ 9	$352	$298	$ 759	$304	$ -	$13,084	$ 825
Gas	1,045	3	68	61	159	63	-	2,718	186
Steam	404	2	18	(5)	36	25	-	1,035	84
Total Con Edison of New York	**$7,224**	**$14**	**$438**	**$354**	**$ 954**	**$392**	**$ -**	**$16,837**	**$1,095**
O&R									
Electric	$ 476	$ -	$ 26	$ 20	$ 58	$ 20	$ -	$ 880	$ 41
Gas	159	-	8	5	14	8	-	318	17
Other	-	-	-	-	-	-	-	3	-
Total O&R	**$ 635**	**$ -**	**$ 34**	**$ 25**	**$ 72**	**$ 28**	**$ -**	**$ 1,201**	**$ 58**
Unregulated subsidiaries	$ 639	$ -	$ 15	$ 31	$ 52	$ 16	$(22)	$ 1,319	$ 282
Other*	-	(14)	-	-	-	8	-	310	-
Total Con Edison	**$8,498**	**$ -**	**$487**	**$410**	**$1,078**	**$444**	**$(22)**	**$19,667**	**$1,435**

* Parent company expenses, primarily interest, and consolidation adjustments. It does not represent a business segment.

Note P – Derivative Instruments and Hedging Activities
Derivative instruments and hedging activities are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). Under SFAS No. 133, derivatives are recognized on the balance sheet at fair value, unless an exception is available under the standard. Certain qualifying derivative contracts have been designated as normal purchases or normal sales contracts. These contracts are not reported at fair value under SFAS No. 133.

Energy Price Hedging
Con Edison's subsidiaries hedge market price fluctuations associated with physical purchases and sales of electricity, natural gas, and steam by using derivative instruments including futures, forwards, basis swaps, transmission congestion contracts and financial transmission rights contracts. The fair values of these hedges at December 31, 2004 and 2003 were as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Fair value of net assets	$49	$32*	$9	$15	$14	$5

* The fair value at December 31, 2003 includes net assets of $5 million previously classified as energy trading contracts.

Cash Flow Hedges
Con Edison's subsidiaries designate a portion of derivative instruments as cash flow hedges under SFAS No. 133. Under cash flow hedge accounting, to the extent a hedge is determined to be "effective," the unrealized gain or loss on the hedge is recorded in other comprehensive income (OCI) and reclassified to earnings at the time the underlying transaction is completed. A gain or loss relating to any portion of the hedge determined to be "ineffective" is recognized in earnings in the period in which such determination is made.

The following table presents selected information related to these cash flow hedges included in accumulated OCI at December 31, 2004:

	Maximum Term			Accumulated Other Comprehensive Income/(Loss) Net of Tax			Portion Expected to be Reclassified to Earnings during the Next 12 Months		
(Millions of Dollars/ Term in Months)	Con Edison	Con Edison of New York	O&R	Con Edison	Con Edison of New York	O&R	Con Edison	Con Edison of New York	O&R
Energy Price Hedges	36	36	12	$9	$-	$-	$7	$-	$-

The actual amounts that will be reclassified to earnings may vary from the expected amounts presented above as a result of changes in market prices. The effect of reclassification from accumulated OCI to earnings will generally be offset by the recognition of the hedged transaction in earnings.

The unrealized net gains and losses relating to the hedge ineffectiveness of these cash flow hedges that were recognized in net earnings for the years ended December 31, 2004, 2003 and 2002 were immaterial to the results of operations of the Companies for those periods.

Other Derivatives
The Companies enter into certain derivative instruments that do not qualify or are not designated as hedges under SFAS No. 133. Management believes these instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices. The Utilities, with limited exceptions, recover all gains and losses on these instruments. See "Recoverable Energy Costs" in Note A. Con Edison's unregulated subsidiaries record unrealized gains and losses on these derivative contracts in earnings in the reporting period in which they occur. For the year ended December 31, 2004, unrealized pre-tax gains amounting to $5 million were recorded in earnings as compared to $1 million of unrealized pre-tax losses for 2003 and $6 million of unrealized pre-tax gains for 2002.

Interest Rate Hedging
Con Edison's subsidiaries use interest rate swaps to manage interest rate exposure associated with debt. The fair values of these interest rate swaps at December 31, 2004 and 2003 were as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2004	2003	2004	2003	2004	2003
Fair value of interest rate swaps	$(19)	$(23)	$1	$1	$(16)	$(17)

Fair Value Hedges
Con Edison of New York's swap (related to $225 million of tax-exempt debt) is designated as a fair value hedge, which qualifies for "short-cut" hedge accounting under SFAS No. 133. Under this method, changes in fair value of the swap are recorded directly against the carrying value of the hedged bonds and have no impact on earnings.

Cash Flow Hedges

Con Edison Development's and O&R's swaps are designated as cash flow hedges under SFAS No. 133. Any gain or loss on the hedges is recorded in OCI and reclassified to interest expense and included in earnings during the periods in which the hedged interest payments occur. The contractual components of the interest rate swaps accounted for as cash flow hedges are as follows:

Debt	Maturity Date	Notional Amount (Millions of Dollars)	Fixed Rate Paid	Variable Rate Received
O&R				
Pollution Control Refunding Revenue Bond, 1994 Series A	2014	$55	6.09%	Current bond rate
Con Edison Development				
Amortizing variable rate loans - Lakewood	2008	$67	6.68%	LIBOR

In addition, in 2004 Con Edison of New York entered into five forward starting swap agreements to hedge a portion of anticipated interest payments associated with future debt issuance. The swaps are designated as cash flow hedges. At the inception of each hedge, the company locks in a swap rate that has a high correlation with the company's total borrowing costs. The swap agreements are expected to be unwound at the time of debt issuance. No cash payments will be made until the unwind date, although under some circumstances, collateral may be given to, or received from, the swap counterparty.

The following table presents selected information related to these cash flow hedges included in the accumulated OCI at December 31, 2004:

	Accumulated Other Comprehensive Income/(Loss) Net of Tax			Portion Expected to be Reclassified to Earnings during the Next 12 Months		
(Millions of Dollars)	Con Edison	Con Edison of NewYork	O&R	Con Edison	Con Edison of NewYork	O&R
Interest Rate Swaps	$(11)	$1	$(9)	$(2)	$-	$(1)

The actual amounts that will be reclassified to earnings may vary from the expected amounts presented above as a result of changes in interest rates. For the Utilities, these costs are recovered in rates and the reclassification will have no impact on results of operations.

Note Q – Northeast Utilities Litigation

In March 2001, Con Edison commenced an action in the United States District Court for the Southern District of New York, entitled Consolidated Edison, Inc. v. Northeast Utilities (the First Federal Proceeding), seeking a declaratory judgment that Northeast Utilities has failed to meet certain conditions precedent to Con Edison's obligation to complete its acquisition of Northeast Utilities pursuant to their agreement and plan of merger, dated as of October 13, 1999, as amended and restated as of January 11, 2000 (the merger agreement). In May 2001, Con Edison amended its complaint. As amended, Con Edison's complaint seeks, among other things, recovery of damages sustained by it as a result of the material breach of the merger agreement by Northeast Utilities, the District Court's declaration that under the merger agreement Con Edison has no further or continuing obligations to Northeast Utilities and that Northeast Utilities has no further or continuing rights against Con Edison.

In June 2001, Northeast Utilities withdrew the separate action it commenced in March 2001 in the same court and filed as a counter-claim in the First Federal Proceeding its claim that Con Edison materially breached the merger agreement and that, as a result, Northeast Utilities and its shareholders have suffered substantial damages, including the difference between the consideration to be paid to Northeast Utilities' shareholders pursuant to the merger agreement and the market value of Northeast Utilities common stock (the so-called "lost premium" claim), expenditures in connection with regulatory approvals and lost business opportunities. Pursuant to the merger agreement, Con Edison agreed to acquire Northeast Utilities for $26.00 per share (an estimated aggregate of not more than $3.9 billion) plus $0.0034 per share for each day after August 5, 2000 through the day prior to the completion of the transaction, payable 50 percent in cash and 50 percent in stock.

In March 2003, the District Court ruled on certain motions filed by Con Edison and Northeast Utilities in the First Federal Proceeding. The District Court ruled that Con Edison's claim against Northeast Utilities for hundreds of millions of dollars for breach of the merger agreement, as well as Con Edison's claim that Northeast Utilities underwent a material adverse change, will go to trial. The District Court also dismissed Con Edison's fraud and misrepresentation claims. In addition, the District Court ruled that Northeast Utilities' shareholders were intended third-party beneficiaries of the merger agreement and the alleged $1.2 billion lost premium claim against Con Edison would go to trial.

In May 2003, a lawsuit by a purported class of Northeast Utilities' shareholders, entitled Rimkoski, et al. v. Consolidated Edison, Inc., was filed in New York County Supreme Court (the State Proceeding) alleging breach of the merger agreement. The complaint defines the putative class as holders of Northeast Utilities' common stock on March 5, 2001, and alleges that the class members were intended third party beneficiaries of the merger agreement. The complaint seeks damages believed to be substantially duplicative of those sought by Northeast Utilities on behalf of its shareholders in the First Federal Proceeding. In December 2003, the District Court granted Rimkoski's motion to intervene in the First Federal Proceeding and, in February 2004, the State Proceeding was dismissed without prejudice. In January 2004, Rimkoski filed a motion in the First Federal Proceeding to certify his action as a class action on behalf of all holders of Northeast Utilities' common stock on March 5, 2000 and to appoint Rimkoski as class representative. The motion is pending.

In May 2004, the District Court ruled that the Northeast Utilities' shareholders who may pursue the lost premium claim against Con Edison are the holders of Northeast Utilities' common stock on March 5, 2001 and the District Court therefore dismissed Northeast Utilities' lost premium claim. The District Court certified its ruling regarding the lost premium claim for interlocutory appeal to the United States Court of Appeals for the Second Circuit (the Court of Appeals), and in June 2004 Northeast Utilities filed its motion for leave to appeal the issue to the Court of Appeals. The District Court further certified for interlocutory appeal its March 2003 determination that Northeast Utilities' shareholders are intended third-party beneficiaries under the merger agreement, and in June 2004 Con Edison filed its motion for leave to appeal the issue to the Court of Appeals. In October 2004, the Court of Appeals granted both Con Edison's motion and Northeast Utilities' motion. The parties are currently pursuing their appeals.

In May 2004, the District Court dismissed the lawsuit that was commenced in October 2003 by a purported class of Northeast Utilities' shareholders, entitled Siegel et al. v. Consolidated Edison, Inc. (the Second Federal Proceeding). The Second Federal Proceeding had sought unspecified injunctive relief and damages believed to be substantially duplicative of the damages sought from Con Edison in the First Federal Proceeding. A motion by the plaintiffs in the Second Federal Proceeding to intervene in the First Federal Proceeding is pending.

Con Edison believes that Northeast Utilities materially breached the merger agreement, and that Con Edison did not materially breach the merger agreement. Con Edison believes it was not obligated to acquire Northeast Utilities because Northeast Utilities did not meet the merger agreement's conditions that Northeast Utilities perform all of its obligations under the merger agreement. Those obligations include the obligation that it carry on its businesses in the ordinary course consistent with past practice; that the representations and warranties made by it in the merger agreement were true and correct when made and remain true and correct; and that there be no material adverse change with respect to Northeast Utilities.

Con Edison is unable to predict whether or not any Northeast Utilities related lawsuits or other actions will have a material adverse effect on Con Edison's financial position, results of operations or liquidity.

Note R – Lower Manhattan Restoration

Con Edison of New York estimates that its costs for emergency response to the September 11, 2001 attack on the World Trade Center, and for resulting temporary and subsequent permanent restoration of electric, gas and steam transmission and distribution facilities damaged in the attack will total $430 million, net of insurance payments. Most of the costs, which are capital in nature, have already been incurred. At December 31, 2004, the company has received reimbursement for $139 million of these costs ($76 million under insurance policies and $63 million from the federal government). In December 2004, the company submitted additional applications for federal government reimbursement totaling $148 million. The company expects to receive up to $10 million in additional funds from insurance policies and to submit additional applications for federal government reimbursement if and when appropriate. At December 31, 2004, the company had incurred capital costs of $194 million and, pursuant to a petition it filed with the PSC in 2001, deferred $112 million, including interest, as a regulatory asset; these amounts are net of reimbursements to that date. The company expects the PSC to permit recovery from customers of the costs, net of any federal reimbursement, insurance payments and tax savings.

In 2004, suits were brought in New York State and federal courts against Con Edison, Con Edison of New York and other parties, including the City of New York, by employees of the City and contractors working at the World Trade Center site seeking unspecified amounts of damages allegedly resulting from exposure to hazardous substances in connection with emergency response and restoration activities at the site. The company believes that its activities were prudent and in compliance with applicable laws. Neither Con Edison nor Con Edison of New York, however, is able to predict whether or not any proceedings or other actions relating to the activities will have a material adverse effect on its financial condition, results of operations or liquidity.

Based upon New York City's announced plans for improvement projects in lower Manhattan, including a transportation hub, the company anticipates that over the next five to ten years it may incur up to $250 million in incremental interference costs in lower Manhattan. The company expects that it would recover any such costs from customers through the utility ratemaking process.

Note S – Guarantees

In December 2002, Con Edison adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognize and account for the fair value of the guarantee as a liability. FIN 45 contains exclusions to this requirement, including the exclusion of a parent's guarantee of its subsidiaries' debt to a third party.

Con Edison and its subsidiaries enter into various agreements providing financial or performance assurance primarily to third parties on behalf of their subsidiaries. In addition, a Con Edison Development subsidiary has issued guarantees on behalf of entities in which it has an equity interest. Con Edison had total guarantees of $989 million and $1 billion at December 31, 2004 and 2003, respectively.

The following table summarizes, by type and term, the total guarantees:

Guarantee Type (Millions of Dollars)	0 – 3 years	4 – 10 years	> 10 years	Total
Commodity transactions	$685	$ 28	$132	$845
Affordable housing program	-	41	-	41
Intra-company guarantees	5	46	1	52
Other guarantees	35	3	13	51
Total	**$725**	**$118**	**$146**	**$989**

Commodity Transactions – Con Edison guarantees payments on behalf of its subsidiaries in order to facilitate physical and financial transactions in gas, pipeline capacity, transportation, oil, electricity and related commodity services. In addition, a Con Edison Development subsidiary has guaranteed payment for fuel oil purchases by a foreign generating project in which it has an equity interest. To the extent that liabilities exist under the contracts subject to these guarantees, such liabilities are included in the consolidated balance sheet.

Affordable Housing Program – Con Edison Development guarantees the repurchase and remarketing obligations of one of its subsidiaries with respect to the debt relating to moderate-income rental apartment properties eligible for tax credits under Section 42 of the Internal Revenue Code. In accordance with EITF Issue No. 94-01, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects," neither the rental apartment properties nor the related indebtedness is included on Con Edison's consolidated balance sheet.

Intra-company Guarantees

- $46 million relates to a guarantee issued by Con Edison on behalf of Con Edison Communications to Con Edison of New York for payment relating to the use of space in the latter's facilities and the construction of new telecommunications underground facilities. (This guarantee will continue subsequent to the sale of Con Edison Communications with respect to facilities in operation at the time of sale. See Note W.)
- $6 million relates to commodity guarantees issued by Con Edison on behalf of Con Edison Energy and Con Edison Solutions to RECO and Con Edison of New York, respectively.

Other Guarantees – Con Edison, Con Edison Development and its subsidiaries also guarantee the following:

- $12 million for guarantees, standby financial letters of credit and comfort letters in connection with investments in energy infrastructure power and cogeneration projects;
- $2 million for franchise agreements with the City of New York and other localities;
- $12 million for certain rent payment obligations of Con Edison's subsidiaries under various lease agreements for office buildings; and
- $25 million for a parental guarantee provided by Con Edison on Con Edison Solution's indemnity agreement for surety bonds.

Note T – Variable Interest Entities (VIEs)

Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46R) addresses the consolidation of VIEs by business enterprises that are their primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both. Con Edison adopted FIN 46R at December 31, 2003.

Through its business activities, Con Edison enters into arrangements including leases, partnerships and power purchase agreements, with various entities. As a result of these arrangements, the company retains or may retain a variable interest in these entities.

VIE assets and obligations included in Con Edison's consolidated balance sheet are as follows:

(Millions of Dollars)	2004	2003
Non-Utility Plant and other assets	$347	$341
Debt and other liabilities	363	345

VIE assets include $346 million and $339 million in 2004 and 2003, respectively, related to a lease arrangement entered into by a Con Edison Development subsidiary in 2000, to finance the construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (the "facility"). The debt and other liabilities related to the facility are $362 million and $344 million for 2004 and 2003, respectively. At the expiration of the initial lease term in June 2010, the Con Edison Development subsidiary has the option to extend the lease or purchase the facility for the then outstanding amounts expended by the Lessor for the facility. In the event the subsidiary chooses not to extend the lease or acquire the facility, Con Edison has guaranteed a residual value for an amount not to exceed $239.7 million. The subsidiary also has contingent payment obligations to the Lessor if an event of default should occur during the lease period. If the subsidiary were to default, its obligation would equal up to 100% of the Lessor's investment in the facility plus all other amounts then due under the lease, which could exceed the aforementioned residual value guarantee. The subsidiary's payment and performance obligations are fully and unconditionally guaranteed by Con Edison. Upon adoption of FIN 46R in 2003, Con Edison also recorded a $5 million after-tax charge to reflect the cumulative effect of this change in accounting principle.

In addition, VIE assets include $1 million and $2 million in 2004 and 2003, respectively, and VIE debt includes $1 million in 2004 and 2003 related to a partnership formed by Con Edison Solutions in 2001, to own and operate a cogeneration facility.

Con Edison has a significant variable interest in a non-consolidated VIE related to Con Edison Development's sole limited interest in an affordable housing partnership that began in 2000. Con Edison Development's maximum exposure to loss as a result of its involvement with the VIE is $6 million and $7 million for 2004 and 2003, respectively. In addition, Con Edison has guaranteed the amounts of debt undertaken by the partnership. See Note S.

Con Edison and Con Edison of New York did not apply FIN 46R to six potential VIEs. In 2004, requests were made of the counterparties each quarter for information necessary to determine whether the entity is a VIE and whether Con Edison of New York is the primary beneficiary; however, the information was not made available.

Significant terms of the six PPAs are as follows:

Facility	Equity Owner	Plant Output (MW)	Contracted Output (MW)	Contract Start Date*	Contract Term (Years)
Selkirk	Selkirk Cogen Partners, LP	345	265	Sept. 1994	20
Brooklyn Navy Yard	Brooklyn Navy Yard Cogeneration Partners, LP	325	286	Nov. 1996	40
Linden Cogeneration	East Coast Power, LLC	715	645	May 1992	25
Indeck Corinth	Indeck Energy Services of Corinth, Inc.	140	128	July 1995	20
Independence	Sithe/Independence Partners, LP	1,000	740	Nov. 1994	20
Astoria Energy	Astoria Energy LLC	500	500	April 2006**	10

* Represents the date the plant commences commercial operation.

** Scheduled

A summary of Con Edison of New York's payments under the PPAs described above is as follows:

	For the Years Ended December 31,		
(Millions of Dollars)	2004	2003	2002
Selkirk	$178	$170	$144
Brooklyn Navy Yard	131	129	102
Linden Cogeneration	471	452	345
Indeck Corinth	99	91	82
Independence	128	127	125
Astoria Energy	-	-	-

Con Edison of New York recovers the costs associated with its PPAs pursuant to its current electric rate agreement. See "Recoverable Energy Costs" in Note A. If capacity and energy are not delivered under the PPAs, Con Edison of New York may be required to purchase power on the open market. However, the company expects that it would be allowed to recover any such replacement costs.

Note U – Related Party Transactions

The Utilities and Con Edison's other subsidiaries provide administrative and other services to each other pursuant to cost allocation procedures approved by the PSC. For O&R the services received include substantial administrative support operations, such as corporate secretarial and associated ministerial duties, accounting, treasury, investor relations, information resources, legal, human resources, fuel supply and energy management services. The costs of administrative and other services provided by, and received from, Con Edison and its subsidiaries for the years ended December 31, 2004, 2003 and 2002 were as follows:

(Millions of Dollars)	Con Edison of New York			O&R		
	2004	2003	2002	2004	2003	2002
Cost of services provided	$58	$37	$31	$14	$13	$12
Cost of services received	44	25	24	23	20	15

In addition, O&R purchased from Con Edison of New York $142 million, $128 million and $102 million of natural gas for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts are net of the effect of related hedging transactions.

O&R also purchased from Con Edison of New York $16 million and $25 million of electricity for the years ended December 31, 2003 and 2002, respectively. These amounts include the net effect of all electric hedging transactions executed by Con Edison of New York on behalf of O&R. In 2004, such purchases resulted in a net credit of $2 million to O&R, reflecting hedging gains. O&R also purchased from Con Edison Energy $9 and $8 million of electricity for the years ended December 31, 2004 and 2003, respectively.

In December 2003, the FERC authorized Con Edison of New York to lend funds to O&R, for periods of not more than 12 months, in amounts not to exceed $150 million outstanding at any time, at prevailing market rates. O&R has not borrowed any funds from Con Edison of New York.

Note V – New Financial Accounting Standards

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus, Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations." Per the EITF, this guidance for evaluating whether an investment is other than temporarily impaired should be applied to evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the FASB staff released FASB Staff Position ("FSP") EITF 03-1-1, which delays the effective date for the measurement and recognition guidance contained in EITF Issue 03-1. However, the FSP does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The effective portions of the consensus have not had a material impact on the Companies' financial position, results of operations or liquidity.

In May 2004, the FASB issued FSP No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which is effective for periods beginning after June 15, 2004. This FSP supersedes FSP No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Companies elected to recognize the effects of the Act in 2003. The adoption of FSP No. FAS 106-2 did not have any additional material impact on the Companies' financial position, results of operations or liquidity. See Note F.

In June 2004, the FASB issued a proposed Interpretation of SFAS No.143, "Accounting for Asset Retirement Obligations." The proposed Interpretation would clarify that a legal obligation to perform an asset retirement activity that is conditional on a future event is within the scope of SFAS No. 143. Accordingly, an entity would be required to recognize a liability for the fair value of an asset retirement obligation that is conditional on a future event if the liability's fair value can be reasonably estimated. The Interpretation would provide additional guidance for evaluating whether sufficient information is available to make a reasonable estimate of the fair value. The FASB expects to issue a final Interpretation in the first quarter of 2005. The Companies have not yet determined the impact on the financial position, results of operations or liquidity, but it could be material.

In July 2004, the EITF reached consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock," which is effective for reporting periods beginning after September 15, 2004. An investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. The adoption of this consensus did not have a material impact on the Companies' financial position, results of operations, or liquidity at December 31, 2004.

In September 2004, the EITF reached a consensus on Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds," which is anticipated to be effective in 2005. The consensus indicated that operating segments that do not meet the quantitative thresholds specified in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," may be aggregated under certain circumstances. The adoption of this EITF consensus is not expected to have a material impact on the Companies' financial position, results of operations or liquidity.

In November 2004, the EITF reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in Determining Whether to Report Discontinued Operations." This EITF is effective for fiscal years beginning after December 15, 2004. SFAS No. 144 states the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. This EITF gives additional guidance on how an entity should evaluate the cash flows of a disposed component and types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The Company applied this consensus in determining whether the operations of Con Edison Communications should be reported as discontinued operations at December 31, 2004. See Note W.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Companies' financial position, results of operations or liquidity.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets- an amendment of APB Opinion No. 29." APB No. 29 requires exchanges of nonmonetary assets to be measured on the basis of the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the future cash flows of the reporting entity. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Companies' financial position, results of operations or liquidity.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is effective as of the first interim or annual reporting period beginning after June 15, 2005. This statement requires that companies recognize an expense in their financial statements for transactions where a company exchanges its equity instruments for goods or services. SFAS No. 123(R) provides for two alternative methods of adoption, the modified prospective application and the modified retrospective application. The modified prospective application applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date will be recognized as the requisite service is rendered on or after the required effective date. Alternatively, the modified retrospective application may be applied either to all prior years for which SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption. The Companies will adopt SFAS No. 123(R) effective for the third quarter 2005. The adoption of SFAS No. 123(R) is not expected to have a material impact on the Companies' financial position, results of operations or liquidity.

Note W – Con Edison Communications (CEC)

In 2003, Con Edison decided to consider various strategic alternatives for its telecommunications business. Testing of CEC's assets for impairment, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," resulted in a pre-tax impairment charge of $140 million. In addition, $1 million of pre-tax capitalized interest at Con Edison, related to the investment in CEC, was deemed impaired.

In December 2004, Con Edison signed an agreement to sell CEC to FiberNet Telecom Group, Inc. (FiberNet) for approximately $37 million in cash, subject to certain adjustments. The sale is subject to review or approval by the City of New York, the PSC and various federal, state and local regulators. As of December 31, 2004, CEC had assets and liabilities of $52 million and $16 million, respectively. Exit costs associated with the disposal activity include one-time termination benefits and other transaction costs of $4 million, of which $2 million has been incurred to date. The company expects to complete the sale in 2005. The sale is not expected to have a material impact on Con Edison's financial position, results of operations or liquidity.

Con Edison of New York receives lease payments from CEC for the right to use its electric conduit system in accordance with the tariff approved by PSC. Subsequent to the sale, Con Edison of New York will continue to receive such lease payments from FiberNet. The continuing cash flows related to the lease payments are not considered significant in relation to the revenues expected to be generated by the CEC business.

In accordance with SFAS No. 144, in 2004, CEC's assets and liabilities were classified as "held for sale" on Con Edison's consolidated balance sheet and effective December 1, 2004, CEC ceased recording depreciation expense. CEC's total operating revenues were $33 million, $19 million and $4 million for the years ended December 31, 2004, 2003 and 2002, respectively. CEC's losses, net of income taxes, are reported as "Discontinued operations" on Con Edison's consolidated income statement. Losses for 2003 and 2002 have been restated to conform to the 2004 presentation.

Operating Statistics

	2004	2003	2002	2001	2000
Utility energy sales and deliveries:					
Electric (thousands of kilowatthours)					
Full service customers*	**33,750,196**	34,785,749	36,092,672	36,503,667	36,370,280
Delivery service for retail access customers	**16,003,706**	14,091,314	13,160,800	11,319,033	9,928,424
Delivery service to NYPA and others	**10,034,301**	9,823,018	9,504,526	9,815,259	9,631,618
Delivery service for municipal agencies	**696,041**	647,388	762,660	660,220	526,816
Off-system and Energy Service Company (ESCO) sales	**2,118**	97,485	17,557	496,925	4,159,819
Gas (dekatherms)					
Con Edison customers	**139,398,875**	146,243,927	128,203,969	134,177,596	138,657,051
Transportation of customer-owned gas	**86,529,100**	91,497,456	143,456,638	107,819,717	132,876,332
Off-system sales	**1,388,552**	1,966,423	12,296,009	9,772,434	29,191,444
Steam (thousands of pounds)	**26,128,644**	26,248,361	24,519,476	25,327,694	26,733,260
Operating revenues (thousands)					
Full service electric customers	**$5,569,938**	$5,818,605	$5,303,086	$5,784,777	$5,760,750
Delivery service for retail access customers	**774,377**	698,408	678,881	555,264	591,124
Delivery service to NYPA and others	**255,462**	257,170	249,693	253,438	262,216
Delivery service for municipal agencies	**27,653**	27,367	27,240	34,508	24,103
Off-system and ESCO sales	**40,456**	18,908	10,185	44,160	157,373
Other electric revenues	**(16,009)**	42,326	(18,189)	215,716	142,562
Total electric	**6,651,877**	6,862,784	6,250,896	6,887,863	6,938,128
Gas sales revenues	**1,421,472**	1,410,564	1,089,605	1,354,428	1,143,795
Transportation of customer-owned gas	**61,090**	55,681	70,568	51,491	35,373
Off-system sales	**2,058**	3,565	28,988	26,742	94,771
Other gas revenues	**22,223**	22,374	14,872	33,295	(11,969)
Total gas	**1,506,843**	1,492,184	1,204,033	1,465,956	1,261,970
Steam sales revenues	**531,497**	511,051	380,453	477,646	437,638
Other steam revenues	**18,694**	25,923	23,591	26,090	14,497
Total steam	**550,191**	536,974	404,044	503,736	452,135
Total non-utility	**1,049,580**	915,848	638,536	531,244	664,991
Total operating revenues	**$9,758,491**	$9,807,790	$8,497,509	$9,388,799	$9,317,224
Con Edison of New York customers - average for year					
Electric	**3,152,023**	3,137,301	3,117,542	3,100,642	3,078,648
Gas	**1,041,454**	1,053,946	1,054,312	1,054,472	1,051,555
Steam	**1,811**	1,825	1,838	1,853	1,861
Orange & Rockland customers - average for year					
Electric	**290,905**	288,746	285,519	282,191	278,851
Gas	**123,505**	122,565	121,437	120,108	118,707
Shareholders at December 31					
Common - Con Edison	**89,764**	96,723	98,379	103,719	109,460
Preferred - Con Edison of New York	**3,255**	3,490	3,790	4,039	4,380
Total	**93,019**	100,213	102,169	107,758	113,840
Shares Outstanding at December 31					
Common - Con Edison	**242,514,183**	225,840,220	213,932,934	212,257,244	212,027,131
Preferred - Con Edison of New York	**2,290,945**	2,290,945	2,290,945	2,661,445	2,661,445
Employees at December 31	**14,096**	14,079	14,293	13,953	14,463

* Con Edison provides both energy supply and delivery service for full service customers.

Investor Information

Consolidated Edison, Inc.
Eugene R. McGrath
Chairman, President and Chief Executive Officer
Stephen B. Bram
Energy and Communications Group President
Joan S. Freilich
Executive Vice President and Chief Financial Officer
Robert N. Hoglund
Senior Vice President – Finance
Charles E. McTiernan, Jr.
General Counsel
Saddie L. Smith
Secretary
Edward J. Rasmussen
Vice President, Controller and Chief Accounting Officer
Joseph P. Oates
Vice President and Treasurer

Consolidated Edison Company of New York, Inc.
Eugene R. McGrath
Chairman and Chief Executive Officer
Kevin Burke
President and Chief Operating Officer
Joan S. Freilich
Executive Vice President and Chief Financial Officer
James P. O'Brien
Vice President and General Auditor
Saddie L. Smith
Secretary and Associate General Counsel
Charles E. McTiernan, Jr.
General Counsel
Edward J. Rasmussen
Vice President and Controller
Joseph P. Oates
Vice President and Treasurer

Senior Vice Presidents
Robert N. Hoglund Finance
Mary Jane McCartney Gas Operations
Louis L. Rana Electric Operations
Frances A. Resheske Public Affairs
Robert A. Saya Central Operations
Luther Tai Central Services

Vice Presidents
Terry Agriss Energy Management
John H. Banks Government Relations
James S. Baumstark Central Engineering
Ronald Bozgo Steam Operations
Aubrey T. Braz Staten Island and Electric Services
Marilyn Caselli Customer Operations
David Davidowitz Gas Engineering
Victor C. Gonnella Maintenance and Construction Services
George W. Greenwood, Jr. Emergency Management
Peter A. Irwin Legal Services
Paul H. Kinkel Special Projects
William G. Longhi System and Transmission Operations
Chanoch Lubling Regulatory Services
William J. McGrath Bronx and Westchester
John F. Miksad Manhattan
John Mucci Central Field Services
Robert Mullen Information Resources
Thomas T. Newell Brooklyn and Queens
Randolph S. Price Environment, Health and Safety
Stephen E. Quinn Substation Operations
Hyman Schoenblum Corporate Planning
Carole Sobin Purchasing
Robert P. Stelben Finance
Claude Trahan Human Resources
Stephen F. Wood Engineering and Planning
Nancy Yieh Gas Operations

Orange and Rockland Utilities, Inc.
John D. McMahon
President and Chief Executive Officer
Robert N. Hoglund
Chief Financial Officer and Controller
John E. Perkins
Treasurer
Peter A. Irwin
Secretary

Vice Presidents
Carol Monti Barris Services
James J. O'Brien, Jr. Customer Service
James Tarpey Operations

Energy and Communications Group
Stephen B. Bram
Group President

Consolidated Edison Solutions, Inc.
JoAnn F. Ryan
President and Chief Executive Officer

Consolidated Edison Development, Inc.
Charles Weliky
President

Consolidated Edison Energy, Inc.
Charles Weliky
President

Board of Directors

Consolidated Edison, Inc.

Vincent A. Calarco
Retired Chairman, President, Chief Executive Officer, and Director
Crompton Corporation, Middlebury, Connecticut
(specialty chemicals, polymer products, and equipment)

George Campbell, Jr.
President
The Cooper Union for the Advancement of Science and Art
New York, New York

Gordon J. Davis
Senior Partner
Le Boeuf, Lamb, Greene & MacRae, LLP, New York, New York

Michael J. Del Giudice
Senior Managing Director/Principal
Millennium Credit Markets, LLC, New York, New York

Joan S. Freilich
Executive Vice President and Chief Financial Officer

Ellen V. Futter
President and Trustee
American Museum of Natural History, New York, New York

Sally Hernandez
Practicing Attorney at Law, New York, New York

Peter W. Likins
President
The University of Arizona, Tucson, Arizona

Eugene R. McGrath
Chairman, President and Chief Executive Officer

Frederic V. Salerno
Retired Chairman
Lynch Interactive Corporation, Rye, New York
Retired Vice Chairman, Verizon Communications

Stephen R. Volk
Vice Chairman
Citigroup, New York, New York

Annual Stockholders' Meeting

The 2005 Annual Meeting of Stockholders will be held at 10:00 AM on Monday, May 16, 2005, at the auditorium on the 19th floor of the Con Edison Building, 4 Irving Place between 14th and 15th Streets, New York, NY. Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 4, 2005.

Stock Listing

The Common Stock is listed on the New York Stock Exchange. The Common Stock ticker symbol is "ED." The press listing is "ConEdison" or "ConEd." The following securities of Con Edison or Con Edison of New York are listed on the NYSE:

ED.A	$5 cumulative preferred
ED.C	4.65% Series C, cumulative preferred
EDV	7.50% PINES due 2041 (first available call date 7/1/06)
EPB	7.25% PINES due 2042 (first available call date 4/8/07)

Transfer Agent and Registrar

The Bank of New York Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
toll-free telephone: 1-800-522-5522
email: shareowner-svcs@bankofny.com

For up-to-date stock account information 24 hours a day, shareholders may call an automated toll-free number, 1-800-522-5522. At the same phone number, callers may speak with an Investor Services representative Monday through Friday, 8:30 AM to 4:00 PM. Address email messages and correspondence to The Bank of New York, as indicated above.

Dividend Reinvestment

Stockholders of record of the company's Common Stock are eligible to participate in the company's Automatic Dividend Reinvestment and Cash Payment Plan. For more information and a copy of the Plan prospectus, please call The Bank of New York Investor Relations Department at 1-800-522-5522.

Duplicate Mailings and Duplicate Accounts

Stockholders with more than one account or stockholders who share the same address may receive more than one annual report and other mailings. To eliminate duplicate mailings, please contact the Transfer Agent and Registrar (see above), enclosing labels from the mailings or label information where possible. Separate dividend checks and form of Proxies will continue to be sent for each account on our records.

Additional Information

The company reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which is available without charge to the company's security holders on written request to:

Saddie L. Smith
Secretary
Con Edison
4 Irving Place, Room 1618-S
New York, NY 10003
email: CorporateSecretary@conEd.com

CEO and CFO Certifications

The certifications of Con Edison's chief executive officer and chief financial officer required pursuant to the Sarbanes-Oxley Act of 2002 have been filed as exhibits to Con Edison's Annual Report on Form 10-K. The chief executive officer's annual certification regarding the company's compliance with the NYSE's corporate governance listing standards was submitted to the NYSE in 2004.

Investor Relations

Inquiries from security analysts, investment managers, and other members of the financial community should be addressed to:

Jan C. Childress
Director of Investor Relations
Consolidated Edison, Inc.
4 Irving Place, Room 700
New York, NY 10003
telephone: 1-212-460-6611
email: childressj@conEd.com

For additional financial, operational, and customer service information, visit the Consolidated Edison, Inc. Web site at www.conEdison.com.

How To Reach Us

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003
1-212-460-4600
www.conEdison.com

Regulated Utility Businesses

Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003
1-212-460-4600
www.conEd.com

Orange and Rockland Utilities, Inc.
One Blue Hill Plaza
Pearl River, NY 10965
1-845-352-6000
www.oru.com

Energy and Communications Group Businesses

Consolidated Edison Solutions, Inc.
701 Westchester Avenue, Suite 300 East
White Plains, NY 10604
1-914-286-7000
www.conEdisonsolutions.com

Consolidated Edison Energy, Inc.
701 Westchester Avenue, Suite 201 West
White Plains, NY 10604
1-914-993-2189
www.conEdenergy.com

Consolidated Edison Development, Inc.
111 Broadway, 16th Floor
New York, NY 10006
1-212-393-9242
www.conEddev.com

Consolidated Edison, Inc. is one of the nation's largest investor-owned energy companies, with $10 billion in annual revenues and approximately $23 billion in assets. The company provides a wide range of energy-related products and services to its customers through the following subsidiaries: Consolidated Edison Company of New York, Inc., a regulated utility providing electric, gas, and steam service in New York City and Westchester County, New York; Orange and Rockland Utilities, Inc., a regulated utility serving customers in a 1,350 square mile area in southeastern New York State and adjacent sections of northern New Jersey and northeastern Pennsylvania; Con Edison Solutions, a retail energy supply and services company; Con Edison Energy, a wholesale energy supply company; and Con Edison Development, a company that owns and operates generating plants and participates in other infrastructure projects.

This annual report is printed on recycled paper.

conEdison, inc.

www.conEdison.com Consolidated Edison, Inc. 4 Irving Place New York, NY 10003 1-212-460-4600